As filed with the Securities and Exchange Commission on April 6, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOWMAN CONSULTING GROUP LTD.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7380	54-1762351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

(703) 464-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Hickey

Chief Legal Officer

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

(703) 464-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew M. Tucker Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW, Suite 900 Washington, DC 20001 Telephone: 202-689-2800	Mark Y. Liu Christina Russo Akerman LLP 601 West Fifth Street, Suite 300 Los Angeles, California 90071 Telephone 213-688-9500

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.10 per share	$46,000,000	$5,018.60

(1)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of the additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion, dated April , 2021

                    Shares

BOWMAN CONSULTING GROUP LTD.

Common Stock

We are offering      shares of our common stock. This is our initial public offering. Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price to be between $     and $     per share. We have applied to list our common stock on The Nasdaq Global Market under the symbol “BWMN.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriters” beginning on page 95 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted a 30-day option to the underwriters to purchase up to                 additional shares of common stock solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $    , and the total proceeds to us, before expenses, will be $    .

Delivery of the shares of common stock is expected to be made on or about     , 2021.

Joint Bookrunners

D.A. Davidson & Co.	B. Riley Securities

The date of this prospectus is        , 2021

i

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any free writing prospectus, any amendment or supplement to this prospectus and any related free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or in any free writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Through and including                     , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this prospectus in its entirety, including the “Risk Factors,” “Special Note Regarding Forward Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements in each case included in this prospectus.

As used in this prospectus, unless the context otherwise requires, references to “Bowman,” the “company,” the “Company,” “we,” “us” and “our” refer to Bowman Consulting Group Ltd., its wholly owned subsidiaries and combined entities under common control, or either or all of them as the context may require.

Our Business

Bowman is a professional services firm delivering innovative engineering solutions to customers who own, develop, and maintain the built environment. We provide planning, engineering, construction management, commissioning, environmental consulting, geomatics, survey, land procurement and other technical services to over 2,200 customers operating in a diverse set of end markets.

Gary Bowman, our Chairman, Chief Executive Officer, and largest shareholder, founded Bowman in 1995. Over the past 10 years, we have experienced a roughly four-fold increase in revenue to $122.0 million for the year ended December 31, 2020. Over that period, we have risen 255 spots on the ENR Top 500 Design Firms list to a ranking of 154 on the 2020 list. We have achieved this growth through both organic expansion and acquisitions. Today, our workforce of over 750 employees provide services to over 2,800 active customer projects from thirty-two offices throughout the United States.

We work as both a prime and sub-consultant for a broad base of public and private sector customers that generally operate in highly regulated environments. Our public sector assignments originate from customers that are utilities, government agencies (federal, state, and local), military branches, school systems, transportation departments and water authorities. Our private sector assignments originate from customers that operate in commercial markets including data centers, renewable energy, residential and commercial real estate, big-box and convenience retail, mining, and healthcare.

We have a diversified business that is not dependent on any one service line, geographic region or end market. We are deliberate in our efforts to balance our sources of revenue and avoid reliance on any one significant customer, service line, geography or end market concentration. As a result, we believe our business is resilient and less likely to be affected by political and economic cycles.

We develop and maintain loyal and long-standing relationships with our customers that result in repeat assignments, which we believe benefits us through lower business development and client acquisition expenses as compared to those associated with developing new customers. Our strategic focus is on penetrating and expanding our presence in markets which best afford us opportunities to secure assignments that provide reoccurring revenue and multi-year engagements that result in dependable and predictable revenue streams and high staff utilization.

We are deliberate about managing risk and therefore limit our exposure by providing professional and related services exclusively. We do not engage in general contracting activities either directly, or through joint ventures, and therefore have no related exposure. We are not a partner in any design-build construction projects and we carry no equipment inventory.

We have substantial experience with acquisitions. Over the past ten years, we have successfully completed 16 acquisitions of engineering and consulting companies including our most recent acquisition in January 2021. Through these acquisitions, we have established new geographic footprints and service lines, increased the depth of our leadership, expanded our end markets, and enhanced our capabilities. We are continuously active in the market for acquisitions maintaining a healthy pipeline of opportunities. Our acquisition strategy is to identify targets that align with our culture and permit rapid integration, rendering the acquired entity’s operations fully integrated with ours within one year. In the coming years we intend to accelerate our focused program of growth through acquisition.

It is not possible at this time to estimate the full impact that COVID-19 will ultimately have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. We are evaluating, and will continue to evaluate, the impact of COVID-19 on projects, but the full effects COVID-19 will have on our operations are still unknown. Early on in the course of the pandemic we were considered an essential service in all states and local jurisdictions where we operate. While there was some degree of disruption in all markets, we were able to continue serving customers without interruption. As of the date of this prospectus, we have not experienced any material financial distress resulting from the COVID-19 pandemic.

Recent Acquisitions

KTA Group. On January 4, 2021, we closed on the purchase of assets and operations of KTA Group Inc., a mechanical, electrical, and plumbing (MEP) engineering firm based in Herndon, VA that generated approximately $7.4 million of gross contract revenue (unaudited) for the year ended December 31, 2020. The acquisition expands our services, leadership and professional staff, portfolio and end markets. We pursued the acquisition of KTA largely to add electrical engineering to our group of core competencies thereby allowing us to cross sell to, and better serve, our renewable energy customers. We view this acquisition and the resulting addition of the electrical engineering competency as an initial step in our initiative to penetrate and grow our presence in the energy efficiency market. In addition, KTA’s mechanical engineers bring us the experience and expertise necessary to deliver plans and designs for building ventilation, indoor air quality monitoring, and medical-grade air filtration. We believe this will position us to serve the burgeoning market for retrofitting ventilation and air handling systems that ensure healthier indoor environments necessary to mitigate the spread of infectious respiratory diseases as building occupancies recover to pre-pandemic levels.

Consistent with our acquisition strategy, we intend to phase out the KTA brand during a transition period of six to nine months after which we expect to have fully integrated KTA’s operations, systems, and employees into our organization.

SUMMARY RISK FACTORS

Investing in our securities involves a high degree of risk. See “Risk Factors” immediately following this prospectus summary for a discussion of factors you should carefully consider before investing in our common stock. The following is a summary of these risks and is qualified in its entirety by the complete discussion of each risk in “Risk Factors.” The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock. These risks include, but are not limited to:

•	We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted;

•	Our continued success is dependent upon our ability to hire, retain and utilize qualified personnel;

•

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce due to slowdowns in the economy, reduced demand for our services or the impact of the COVID-19 pandemic;

•	If we are unable to integrate acquired businesses successfully, our business could be harmed;

•	We cannot assure you that we will achieve synergies and cost savings in connection with prior or future acquisitions;

•	Demand from clients is cyclical and vulnerable to economic downturns. If the economy weakens or client spending declines, our financial results may be impacted;

•

Outbreaks of communicable diseases, including the on-going global pandemic related to COVID-19, has had, and may in the future have, directly or indirectly, a material and adverse effect on our business, financial condition and results of operations. The duration and extent to which this will impact our future financial condition and results of operations remains uncertain;

•

Construction, roadway, mining, and maintenance sites are inherently dangerous workplaces. If we, the owner, or others working at such sites fail to maintain safe work conditions, we can be exposed to significant financial losses and reputational harm, as well as civil and criminal liabilities;

•	Our services expose us to significant risks of liability, and our insurance policies may not provide adequate coverage;

•

The contracts in our backlog may be adjusted, cancelled or suspended by our clients and, therefore, our backlog is not necessarily indicative of our future revenues or earnings. Additionally, even if fully performed, our backlog is not a good indicator of future gross profit;

•

The nature of our contracts, particularly those that are fixed price, subject us to risks of cost overruns. We may experience reduced profits or, in some cases, losses if costs increase above budgets or estimates or if the project experiences schedule delays;

•	Governmental agencies may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue;

•

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result in our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts and suspension or debarment from government contracting;

•	We are dependent on third parties to complete certain elements of our contracts;

•	Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock;

•	We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives;

•

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock;

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

•	An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price;

•

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management;

•	We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline; and

•	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

AND A SMALLER REPORTING COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is greater than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

CORPORATE INFORMATION

We incorporated under the laws of the Commonwealth of Virginia on June 7, 1995. We reincorporated under the laws of the State of Delaware on November 13, 2020. Our principal executive offices are located at 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191. Our phone number is (703) 464-1000. Our website address is www.bowman.com. We do not incorporate the information on or accessible through our website to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Issuer:	Bowman Consulting Group Ltd.

Common stock offered by us:	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding immediately following this offering(1):	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Use of proceeds:

We estimate that we will receive net proceeds from this offering of approximately $     million, or approximately $     million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering for general corporate purposes, including organic expansion and the funding of potential acquisitions. Although we may use a portion of the net proceeds of this offering for the acquisition of additional assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments in this regard. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds” below.

Dividend policy:	We do not currently intend to pay dividends on our common stock.

Risk factors:	An investment in our common stock involves a high degree of risk. You should read this prospectus carefully, including the section entitled “Risk Factors” and the combined financial statements and the related notes to those statements included in this prospectus, before investing in our common stock.

Proposed Nasdaq Global Market Symbol:	“BWMN”

(1)	The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding at , 2021, and excludes the following:

•	shares reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $ per share;

•	shares reserved for issuance under our 2021 Omnibus Equity Incentive Plan, none of which have been granted; and

•	shares available for purchase under our 2021 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes:

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering;

•	the effectiveness of a for 1 stock split to be effected on , 2021 and

•

the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

SUMMARY FINANCIAL DATA

Our historical results presented herein are not necessarily indicative or predictive of results in any future period. You should read the following summary financial data together with the more detailed information contained in “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and notes thereto, and other financial information are included elsewhere in this prospectus. We derived the combined income statements data and the combined statement of financial position data for the years ended December 31, 2019 and 2020 from our audited combined financial statements included elsewhere in this prospectus. In our opinion, any unaudited financial and non-GAAP measurements presented herein represent a fair presentation of such financial data. We recommend reading the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our combined financial statements and related footnotes included in this prospectus.

	For the Year Ended December 31,
($ in 000s, except per share and percentages)	2019	2020
Combined Income Statements
Gross contract revenue	$113,724	$122,020
Contract costs (exclusive of depreciation and intangibles)	58,571	66,512
Operating expenses	52,170	53,639

Income from operations	$2,983	$1,869
Other (income) expense	419	(110)
Income tax expense	1,038	989

Net income	$1,526	$990
Net income margin	1.3%	0.8%
Basic earnings per share	$7.57	$5.11
Diluted earnings per share	$7.52	$5.10
Other financial data (unaudited)
Net service billing [1]	97,605	103,660
Adjusted EBITDA [2]	$13,110	$13,888
Adjusted EDITDA margin, net [3]	13.4%	13.4%
Combined Statement of Cash Flows Data
Net cash provided by (used in) operating activities	8,218	10,770
Net cash provided by (used in) investing activities	(4,271)	(2,414)
Net cash provided by (used in) financing activities	(3,610)	(8,479)
Change in cash, cash equivalents and restricted cash	337	(123)
Combined Statement of Financial Position Data
Current assets	42,888	35,102
Non-current assets	23,910	28,536

Total assets	$66,798	$63,638
Current liabilities	32,603	23,333
Common shares subject to repurchase	8,267	842
Other non-current liabilities	12,593	22,326

Total liabilities	$53,463	$46,501
Redeemable common stock	$36,618	$—
Total shareholders’ equity (deficit)	$(23,283)	$17,137

1Net service billing

Net service billing reconciles to gross revenue (in thousands) as follows:

	For the year ended December 31,
	2019	2020
Gross contract revenue	$113,724	$122,020
Less: sub-consultants and other direct expenses	16,119	18,360

Net service billing	$97,605	$103,660

2 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the year ended December 31,
	2019	2020
Net income	$1,526	$990
+ interest expense	609	565
+ tax expense	1,038	989
+ depreciation & amortization	797	2,277

EBITDA	$3,970	$4,821
+ non-cash stock compensation	4,281	5,085
+ non-reoccurring operating lease rent	3,307	2,521
+ settlements and other non-core expenses	1,552	1,461

Adjusted EBITDA	$13,110	$13,888

3 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, net is calculated as follows:

	For the year ended December 31,
	2019	2020
Gross contract revenue	$113,724	$122,020
Less: sub-consultants and other direct expenses	16,119	18,360

Net service billing	97,605	103,660
Net income	1,526	990
Net income margin	1.3%	0.8%
Adjusted EBITDA	13,110	13,888
Adjusted EBITDA margin, net	13.4%	13.4%

Shares Subject to Repurchase, Redeemable Common Stock and the Impact of Becoming a Non-Public SEC Registrant

In February 2001, our shareholders entered into a shareholders’ buy-sell agreement (the “Buy-Sell Agreement”) subsequently amended in 2002, 2007, and 2019 (individually the “First, Second and Third Amendment” and collectively with the Fourth Amendment, the “Amendments”). In addition, certain shareholders have entered into individual addenda to the shareholders’ buy-sell agreement to establish superseding share-based rights (the “Addenda” and collectively with the Buy-Sell Agreement and the Amendments, the “Shareholders’ Buy-Sell Agreement”). All current shareholders are a party to the Shareholders’ Buy-Sell Agreement, which includes certain rights and protections with respect to transactions in our stock in the event of death, disability, retirement, and termination of employment. Upon the issuance of compensation-related restricted stock grants, employees enter into a separate stock bonus agreement with terms that may incorporate and supersede terms in the Shareholders’ Buy-Sell Agreement (individually a “Stock Bonus Agreement” and collectively the “Stock Bonus Agreements”). Because of these agreements, all of the Company’s shares were subject to repurchase provisions. As a result, restricted stock, stock options and other shares issued as compensation subject to Accounting Standards Codification Topic 718 (“ASC Topic 718”) were classified as liabilities and periodic changes in the fair value of these liabilities were recorded as an adjustment to non-cash stock compensation expense. In addition, all other common shares not subject to ASC Topic 718 have been classified as temporary equity within the scope of Accounting Standards Codification Topic 480 (“ASC Topic 480”).

On December 22, 2020, in connection with the preparations for our initial public offering, we executed a fourth amendment to our Shareholders’ Buy-Sell Agreement to modify the repurchase features resulting in the classification of certain of our shares as temporary equity and liabilities (the “Fourth Amendment”). At the same time, we modified certain Stock Bonus Agreements to eliminate superseding repurchase features causing the classification of certain of our shares as liabilities independent of the Shareholders’ Buy-Sell Agreement (each an “Amendment to Stock Bonus Agreement” and collectively the “Amendments to Stock Bonus Agreements”). Upon the effectiveness of this offering, the shareholders will terminate the Shareholders’ Buy-Sell Agreement and amend additional Stock Bonus Agreements and Addenda to eliminate continuing liability treatment of certain shares.

For the year ended December 31, 2019, our combined financial statements include an $8.3 million liability associated with common shares subject to repurchase, $4.3 million in non-cash stock compensation expense derived from the periodic fair value measurement of our liability related to shares subject to repurchase, and $36.6 million of redeemable common stock classified as temporary equity.

For the year ended December 31, 2020, our combined financial statements include $5.1 million in non-cash stock compensation expense derived from the periodic fair value measurement of our liability related to shares subject to repurchase. For accounting purposes, we treated the Fourth Amendment and the Amendments to Stock Bonus Agreements as an exchange of new permanent equity shares in settlement of our obligations to repurchase and redeem certain common stock. As compared to December 31, 2019, this ‘exchange’ of shares resulted in a $7.4 million reduction in the liability associated with common shares subject to classification to $0.8 million and the reclassification of all $36.6 million of temporary equity to permanent equity. As of December 31, 2020, the Company had $58.9 million of common stock and additional paid-in-capital and $17.1 million of total shareholders’ equity.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information on temporary equity and liability classification of shares relating to the application of ASC Topic 480 and ASC Topic 718.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our combined financial statements and related notes appearing elsewhere in this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements” before you make an investment decision. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Additionally, the risks and uncertainties described in this prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Furthermore, the on-going global pandemic related to COVID-19 may amplify many of the risks discussed below to which we are subject and, given the unpredictable, unprecedented, and fluid nature of the pandemic, it may materially and adversely affect us in ways that are not anticipated by or known to us or that we do not consider as presenting significant risk. Therefore, we are unable to estimate the extent to which the pandemic and its related impacts will adversely affect our business, financial condition, and results of operations as well as our stock price following completion of this offering.

For a summary of these Risk Factors, see “Prospectus Summary – Summary Risk Factors.”

Risks Relating to Our Business and Industry

We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.

We face continuing competition to provide technical, professional and construction services to clients. The markets we serve are highly competitive and we compete against many regional, national and multi-national companies.

The degree of competition we face varies by industry, geographic area and project type. Our projects are frequently awarded through a competitive bidding process, which is standard in our industry. We are constantly competing for project awards based on pricing, schedule and the breadth and technical sophistication of our services. Competition can place downward pressure on our contract prices and profit margins and may force us to accept contractual terms and conditions that are less favorable to us, thereby increasing the risk that, among other things, we may not realize profit margins at the same rates as we have seen in the past or may become responsible for costs or other liabilities we have not accepted in the past. If we are unable to compete effectively, we may experience a loss of market share or reduced profitability or both, which, if significant, could have a material adverse impact on our business, financial condition, and results of operations.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors including unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials needed by us or our clients, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us. Our contracts do not always limit our liability for damages that arise from negligent acts, errors, mistakes, or omissions in rendering services to our clients. As such, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued.

Our continued success is dependent upon our ability to hire, retain and utilize qualified personnel.

As a professional and technical engineering and consulting solutions provider we depend upon our ability to hire, retain, and utilize qualified personnel, including engineers, architects, designers, craft personnel and corporate management professionals who have the required experience and expertise at a reasonable cost. The market for these and other personnel is competitive. From time to time and in different regions, it may be difficult to attract and retain qualified individuals with the expertise, and in the timeframe, demanded by our clients, or to replace such personnel when needed in a timely manner. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire and retain qualified personnel. Furthermore, we may become required to employ technical professions with government granted clearance to obtain or contribute to certain government projects. If we were to lose some or all of these personnel, they would be difficult to replace. Loss of the services of, or failure to recruit, qualified technical and management personnel could limit our ability to successfully complete existing projects and compete for new projects.

In addition, if any of our key personnel retire or otherwise leave the company, we need to have appropriate succession plans in place and to successfully implement such plans, which requires devoting time and resources toward identifying and integrating new personnel into leadership roles and other key positions. If we cannot attract and retain qualified personnel or effectively implement appropriate succession plans, it could have a material adverse impact on our business, financial condition and results of operations. We do not maintain key-man life insurance policies on all of our executive officers.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce due to slowdowns in the economy, reduced demand for our services or the impact of the COVID-19 pandemic.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by several factors, including:

•	our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces;

•	our ability to manage attrition;

•	our need to devote time and resources to training, business development, professional development, and other non-chargeable activities;

•	our ability to match the skill sets of our employees to the needs of the marketplace; and

•	if we over-utilize our workforce, our employees may become disengaged, which will impact employee attrition. If we under-utilize our workforce, our profit margin and profitability could suffer.

If we are unable to integrate acquired businesses successfully, our business could be harmed.

As part of our business strategy to pursue accretive acquisitions, we intend to selectively pursue targets that provide complementary, low-risk services and expand our national platform. We may not be able to identify suitable acquisition or strategic investment opportunities or may be unable to obtain the required consent of our lenders and, therefore, may not be able to complete such acquisitions or strategic investments. We may incur expenses associated with sourcing, evaluating, and negotiating acquisitions (including those that do not get completed), and we may also pay fees and expenses associated with financing acquisitions to investment banks and other advisors. Any of these amounts may be substantial, and together with the size, timing, and number of acquisitions we pursue, may negatively affect, and cause significant volatility in our financial results.

In addition, we have assumed, and may in the future assume, liabilities of the companies we acquire. While we retain third-party advisors to consult on potential liabilities related to these acquisitions, there can be no assurances that all potential liabilities will be identified or known to us. If there are unknown liabilities or other obligations, our business could be materially affected.

While we have integrated businesses in the past, our growth strategy includes the acquisition of companies that are larger than ones we have acquired in the past. Our inability to integrate future acquisitions successfully could impede us from realizing all of the benefits of those acquisitions and could weaken our business operations.

The integration process of any acquisition may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration process may result in unanticipated problems, expenses, liabilities, and competitive responses and may cause our stock price to decline.

The difficulties of integrating acquisitions include, among other things:

•	unanticipated issues in integration of information, communications and other systems;

•	unanticipated incompatibility of logistics, marketing and administration methods;

•	maintaining employee morale and retaining key employees;

•	integrating the business cultures of companies;

•	preserving important strategic client relationships;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	coordinating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of such acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Further, acquisitions may also cause us to:

•	cause our management to expend significant time, effort and resources;

•	issue securities that would dilute our current stockholders;

•	use a substantial portion of our cash resources;

•	increase our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition;

•

assume liabilities, including environmental liabilities, for which we do not have indemnification from the former owners or have indemnification that may be subject to dispute or concerns regarding the creditworthiness of the former owners;

•	record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential impairment charges;

•	experience volatility in earnings due to changes in contingent consideration related to acquisition liability estimates;

•	incur amortization expenses related to certain intangible assets;

•	lose existing or potential contracts as a result of conflict of interest issues;

•	incur large and immediate write-offs; or

•	become subject to litigation.

We cannot assure you that we will achieve synergies and cost savings in connection with prior or future acquisitions.

We may not achieve anticipated cost savings in connection with prior or future acquisitions within the anticipated time frames or at all. A variety of risks could cause us not to realize some or all of these expected benefits. These risks include, among others, higher than expected standalone overhead expenses, delays in the anticipated timing of activities related to such initiatives and the incurrence of other unexpected costs associated with operating the business. Moreover, our implementation of cost savings initiatives may disrupt our operations and performance, and our estimated cost savings from such initiatives may be based on assumptions that prove to be inaccurate. If, for any reason, the benefits we realize are less than our estimates or our improvement initiatives adversely affect our operations or cost more or take longer to implement than we project, or if our assumptions prove inaccurate, our results of operations may be materially and adversely affected.

In addition, our operating results from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially adversely affect our results of operations, financial condition, stockholders’ equity, and cash flows.

Demand from clients is cyclical and vulnerable to economic downturns. If the economy weakens or client spending declines, our financial results may be impacted.

Demand for services from our clients is cyclical and vulnerable to economic downturns, which may result in clients delaying, curtailing or canceling proposed and existing projects. Our business traditionally leads in downturns to the overall economy and may lag in a recovery. As a result, we may not have seen the full effects of the COVID-19 pandemic on our business. If the economy weakens further or client spending declines, then our revenue, profits and overall financial condition may deteriorate.

In addition, if there is additional economic downturn, our existing and potential clients may either postpone entering into new contracts, renew existing contracts or request price concessions. Difficult financing and economic conditions may cause some of our clients to demand better pricing terms or delay payments for services we perform, thereby increasing the average number of days our receivables are outstanding and the potential of increased credit losses on uncollectible invoices. Further, these conditions may result in the inability of some of our clients to pay us for services that we have already performed. Accordingly, these factors affect our ability to forecast our future revenue and earnings from business areas that may be adversely impacted by market conditions.

Outbreaks of communicable diseases, including the on-going global pandemic related to COVID-19, has had, and may in the future have, directly or indirectly, a material and adverse effect on our business, financial condition, and results of operations. The duration and extent to which this will impact our future financial condition and results of operations remains uncertain.

Global or national health concerns, including the outbreak of pandemic or contagious disease, can negatively impact the U.S. economy and, therefore, demand and pricing for our services. For example, the outbreak of the COVID-19 pandemic and the measures being taken to address and limit the spread of the virus have already adversely affected the U.S. economy and financial markets, resulting in an economic downturn that has negatively impacted demand for services like ours (see Note 24 of accompanying financial statements for more information on the impact of COVID-19 on our operations). Furthermore, the COVID-19 pandemic also raises the possibility of an extended global economic downturn and has caused volatility in financial markets, which could affect demand for our services and affect our financial condition and results of operations even after the pandemic is contained, and the containment measures are lifted. For example, if a client’s financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. The COVID-19 pandemic raises the possibility of an extended global economic downturn that may affect the ability of our customers to pay for our services. Since many of our clients are government agencies, a fall in tax revenues from the downturn in activity could affect their decisions to spend more on infrastructure maintenance and upgrades. We continue to monitor the impact of the COVID-19 pandemic on our cash flows and on the credit and financial markets.

Additionally, we have an increased number of employees working remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home Wi-Fi networks and virtual private networks, as well as increased distribution of physical machines. While we implement IT controls to reduce the risk of a cyber-security and data security breach, there is no guarantee that these measures will be adequate to safeguard all systems with an increased number of employees working remotely.

At this time, we are monitoring, and will continue to monitor, the safety of our employees during the COVID-19 pandemic. We are evaluating, and will continue to evaluate, the impact of COVID-19 on projects, but the full effects of COVID-19 on our operations are still unknown. The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions, and the impact of these and other factors on our employees and clients. The implementation of shelter-in-place orders within the cities and municipalities we operate in could further negatively impact future results as well as the re-designation of infrastructure spending to non-essential services. Finally, the engineering and consulting design process undertaken by us is a collaborative process typically undertaken in an in-person office environment. The lack of this in person interaction may adversely impact our work product and our financial results. It is not possible at this time to estimate the full impact that COVID-19 will have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including those related to our ability to increase sales to existing and new customers, continue to perform on existing contracts, develop and deploy new technologies, expand our marketing capabilities and sales organization, generate sufficient cash flow to service our indebtedness, and comply with the covenants in the agreements that govern our indebtedness.

Our results of operations depend on the award of new contracts and the renewal of existing contracts and the timing of the performance of these contracts.

Our revenues derive from new contract awards and the renewal of existing contracts. Our long-term projected results could be affected by delays in the timing of the awards or cancellations of such projects resulting from economic conditions, material and equipment pricing and availability or other factors. It is particularly difficult to predict whether or when we will receive large-scale projects as these contracts are affected by several factors including lengthy and complex bidding and selection process, among others. Other factors include market conditions, financing arrangements, and required governmental approvals. While we do not have any contract with the requirement to provide a bond or letter of credit to protect the client from our failure to perform under the terms of the contract, we may be required to do so at some time in the future. We generate revenues from such project awards; as such, our results of operations and cash flows can fluctuate significantly from quarter to quarter depending on the timing of our contract awards and the commencement or progress of work under awarded contracts. Furthermore, many of these contracts are subject to financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project.

In addition, certain contracts require us to satisfy specific progress or performance milestones in order to receive payment from the customer. As a result, we may incur significant costs for labor, equipment, sub-consultants or other out of pocket expenses prior to receipt of payment from a customer.

The uncertainty of contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than necessary under existing contracts in anticipation of future workforce needs for expected contract awards. If an expected contract award is delayed or not received, we may incur additional costs resulting from reductions in staff or redundancy of facilities, which could have a material adverse effect on our business, financial condition and results of operations.

A significant decline in new home construction, and/or a deterioration in expectations regarding the homebuilding market, could have a material adverse impact on our business, financial condition and results of operations.

Our clients include many of the top homebuilders in the United States. Demand for new homes has been fueled by continued low interest rates and changing population demographics but remains sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing and interest rate levels. It is likely that if there was an economic downturn, the resulting decline in demand for new homes would negatively impact the demand for our residential land planning and design services, which in turn could have a material adverse impact on our business, results of operations and financial condition.

Construction, roadway, mining and maintenance sites are inherently dangerous workplaces. If we, the owner, or others working at such sites fail to maintain safe work conditions, we can be exposed to significant financial losses and reputational harm, as well as civil and criminal liabilities.

Construction and maintenance sites often put our employees and others in proximity with large pieces of mechanized equipment, moving vehicles, manufacturing processes, and highly regulated materials, in a challenging environment. If we fail to implement safety procedures or if the procedures, we implement are ineffective, or if others working at the site fail to implement and follow appropriate safety procedures, our employees and others may become injured, disabled or even lose their lives, the completion or commencement of our projects may be delayed, and we may be exposed to litigation or investigations. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our clients, and raise our operating and insurance costs. Any of the foregoing could result in financial losses or reputational harm, which could have a material adverse impact on our business, financial condition and results of operations.

In addition, our projects could involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to civil and/or criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional groups whose primary purpose is to ensure we implements effective health, safety and environmental (“HSE”) work procedures throughout our organization, including construction sites, roadways, mines and maintenance sites, the failure to comply with such regulations could subject us to liability. In addition, despite the work of our functional groups, we cannot guarantee the safety of our personnel or that there will be no damage to or loss of our work, equipment, or supplies.

We operate a large and diverse fleet of vehicles. Our employee drivers receive safety training, and we monitor for safe driving, however, we may be subject to liability associated with incidents involving our fleet.

Our general safety record is critical to our reputation. Many of our clients require that we meet certain safety criteria to be eligible to bid for contracts and many contracts provide for automatic termination or forfeiture of some or all of our contract fees or profit in the event we fail to meet certain measures. Accordingly, if we fail to maintain adequate safety standards, or even if we do maintain those safety standards but our employees are involved in accidents that result in our failing to meet stated safety criteria, we could suffer reduced profitability or the loss of projects or clients, which could have a material adverse impact on our business, financial condition, and results of operations.

Our services expose us to significant risks of liability, and our insurance policies may not provide adequate coverage.

If we fail to provide our services in accordance with applicable professional standards or contractual requirements, we could be exposed to significant monetary damages or even criminal violations. Our engineering practice, for example, involves applying professional judgments to the planning, design, development, construction, operations and management of residential, commercial, and mixed-use projects, industrial facilities, and public infrastructure projects. While we do not generally accept liability for consequential damages in our contracts, and although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, a catastrophic event at one of our project sites or completed projects resulting from the services we have performed could result in significant professional or product liability, and warranty or other claims against us as well as reputational harm, especially if public safety is impacted. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and self-insured retention amounts, and could impact our ability to obtain insurance in the future. Further, even where coverage applies, the policies have deductibles, which result in our assumption of exposure for certain amounts with respect to any claim filed against us. In addition, clients or sub-consultants who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay it. An uninsured claim, either in part or in whole, as well as any claim covered by insurance but subject to a high deductible, if successful and of a material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, suddenly cancel coverage, or otherwise are unable to provide us with adequate insurance coverage, our overall risk exposure and operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

The contracts in our backlog may be adjusted, cancelled, or suspended by our clients and, therefore, our backlog is not necessarily indicative of our future revenues or earnings. Additionally, even if fully performed, our backlog is not a good indicator of future gross profit.

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to it. As of December 31, 2020, our backlog totaled approximately $113 million. There is no assurance that backlog will be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client. In the event of a project cancellation, we would generally have no contractual right to the total revenue reflected in our backlog. Projects can remain in backlog for extended periods of time because of the nature of the project and the timing of the services required by the project. The risk of contracts in backlog being cancelled or suspended generally increases during periods of widespread economic slowdowns or in response to changes in commodity prices.

The contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. The revenue for certain contracts included in backlog is based on estimates. Additionally, the way we perform on our individual contracts can affect greatly our gross margins and hence, future profitability.

The nature of our assignments, particularly those that are fixed price, subject us to risks of cost overruns. We may experience reduced profits or, in some cases, losses if costs increase above budgets or estimates or if the project experiences schedule delays.

For the years ended December 31, 2019 and 2020, approximately 60% and 63%, respectively of our gross revenues were earned under fixed price assignments. Fixed price assignments require us to estimate the total cost of the project in advance of its performance. For fixed price assignments, we may benefit from any cost savings, but we bear greater risk of paying some, if not all, of any cost overruns. Fixed price assignments are established in part on partial or incomplete designs, cost and scheduling estimates that are based on several assumptions, including those about future economic conditions, commodity and other materials pricing and availability of labor, equipment and materials, and other exigencies. If the design or the estimates prove inaccurate or if circumstances change due to, among other things, unanticipated technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather or other delays beyond our control, changes in the costs of equipment or raw materials, our vendors’ or sub-consultants’ inability or failure to perform, or changes in general economic conditions, then cost overruns may occur and we could experience reduced profits or, in some cases, a loss for that project. These risks are increased for projects with long-term durations because there is a greater risk that the circumstances on which we based our original estimates will change in a manner that increases costs. If the project is significant, or there are one or more issues that impact multiple projects, costs overruns could have a material adverse impact on our business, financial condition, and results of operations.

We are dependent on third parties to complete certain elements of our contracts.

Third-party sub-consultants we hire perform certain work under our contracts. We also rely on third-party equipment manufacturers or suppliers to provide equipment used for certain of our projects. If we are unable to hire qualified sub-consultants or find qualified equipment manufacturers or suppliers, our ability to successfully complete certain projects could be impaired. If we are not able to locate qualified third-party sub-consultants or the amount we are required to pay for sub-consultants or equipment and supplies exceeds what we have estimated, especially in a lump sum or a fixed price contract, we may suffer losses on these contracts. If a sub-consultant, supplier or manufacturer fails to provide services, supplies or equipment as required under a contract for any reason, we may be required to source these services, equipment or supplies to other third parties on a delayed basis or on less favorable terms, which could impact contract profitability. There is a risk that we may have disputes with our sub-consultants relating to, among other things, the quality and timeliness of work performed, customer concerns about a sub-consultant or our failure to extend existing task orders or issue new task orders under a contract. In addition, faulty workmanship, equipment, or materials could impact the overall project, resulting in claims against us for failure to meet required project specifications.

Third parties may find it difficult to obtain enough financing to help fund their operations. The inability to obtain financing could adversely affect a third party’s ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations. In addition, a failure by a third-party sub-consultant, supplier, or manufacturer to comply with applicable laws, regulations or client requirements could negatively impact our business and, for government clients, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

Failure of our sub-consultants to satisfy their obligations to us or other parties, or the inability to maintain these relationships, may adversely impact our business operations and financial results.

We depend on sub-consultants in conducting our business. There is a risk that we may have disputes with our sub-consultants arising from, among other things, the quality and timeliness of work performed, client concerns, or failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of our sub-consultants fail to deliver on a timely basis the agreed-upon services or supplies, go out of business, or fail to perform on a project, our ability to fulfill our obligations may be jeopardized and we may be contractually responsible for the work performed. The absence of qualified sub-consultants with which we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts.

We also rely on relationships with other contractors when we act as their sub-consultants or joint venture partner. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming arrangement relationships with us or if a government agency terminates or reduces these other contractors’ programs, does not award them new contracts, or refuses to pay under a contract.

Weather conditions and seasonal revenue fluctuations may adversely impact our financial results.

Our financial results during the months of November through March may be impacted by adverse weather conditions and the holiday season. As a result, our revenue and net income for the first and fourth quarters of our fiscal year may be lower when compared to our results for the second and third quarters of our fiscal year. If we were to experience lower-than-expected revenue during any such periods, we could experience a material adverse effect on our business, financial results and cash flows.

Catastrophic events may adversely impact our business operations.

Our business operations may be adversely impacted by force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters as well as terrorist attacks. Such events could result in the closure of offices, interruption of projects, and the relocation of employees. We typically remain obligated to perform our services after a terrorist attack or natural disaster unless the contract contains a force majeure clause that relieves us of our contractual obligations. If we are not able to react quickly to force majeure, our operations may be affected significantly, which would have a negative impact on our business operations.

Further, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational, support, hosted services, and sales activities. Despite our implementation of network security measures, we are vulnerable to disruption, infiltration, or failure of these systems or third-party hosted services in the event of a major earthquake, fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack, or other catastrophic event could cause system interruptions, reputational harm, loss of intellectual property, lengthy interruptions in our services, breaches of data security, and loss of critical data and could harm our future operating results.

We rely on third-party internal and outsourced software to run our critical accounting, project management and financial information systems. As a result, any sudden loss, disruption or unexpected costs to maintain these systems could significantly increase our operational expense and disrupt the management of our business operations.

We rely on third-party software to run our critical accounting, project management and financial information systems. We also depend on our software vendors to provide long-term software maintenance support for our information systems. Software vendors may decide to discontinue further development, integration or long-term software maintenance support for our information systems, in which case we may need to abandon one or more of our current information systems and migrate some or all of our accounting, project management and financial information to other systems, thus increasing our operational expense as well as disrupting the management of our business operations.

Cyber security breaches of our systems and information technology could adversely impact our ability to operate.

We need to protect our own internal trade secrets, work product for our clients, and other business confidential information from disclosure. We face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber-attacks and other security problems and system disruptions, including possible unauthorized access to our and our clients’ proprietary or classified information.

We rely on industry-accepted security measures and technology to maintain securely all confidential and proprietary information on our information systems. We have devoted and will continue to devote significant resources to the security of our computer systems, but they are still vulnerable to these threats. A user who circumvents security measures can misappropriate confidential or proprietary information, including information regarding us, our personnel and/or our clients, or cause interruptions or malfunctions in operations. Our industry has not been immune from organized cyber-attacks from persons seeking a ransom as a condition of releasing access to the firm’s computer systems. As a result, we can be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events can damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Negative conditions in the credit and financial markets and delays in receiving client payments could result in liquidity problems, adversely affecting our cost of borrowing and our business.

Although we finance much of our operations using cash provided by operations, at times we depend on the availability of credit to grow our business and to help fund business acquisitions. Instability in the credit markets in the U.S. or abroad could cause the availability of credit to be relatively difficult or expensive to obtain at competitive rates, on commercially reasonable terms or in sufficient amounts. This situation could make it more difficult or more expensive for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness, or obtain funding through the issuance of securities or such additional capital may not be available on terms acceptable to us, or at all. We may also enter into business acquisition agreements that require us to access credit, which if not available at the closing of the acquisition could result in a breach of the acquisition agreement and a resulting claim for damages by the sellers of such business. In addition, market conditions could negatively impact our clients’ ability to fund their projects and, therefore, utilize our services, which could have a material adverse impact on our business, financial condition, and results of operations.

Some of our customers, suppliers and sub-consultants depend on access to commercial financing and capital markets to fund their operations. Disruptions in the credit or capital markets could adversely affect our clients’ ability to finance projects and could result in contract cancellations or suspensions, project delays and payment delays or defaults by our clients. In addition, clients may be unable to fund new projects, may choose to make fewer capital expenditures or otherwise slow their spending on our services or to seek contract terms more favorable to them. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects or that cause them to exercise their right to terminate our contracts with little or no prior notice. In addition, any financial difficulties suffered by our sub-consultants or suppliers could increase our cost or adversely impact project schedules. These disruptions could materially impact our backlog and have a material adverse impact on our business, financial condition and results of operations.

Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

Our quarterly operating results may fluctuate due to several factors, including:

•	fluctuations in the spending patterns of our customers;

•	the number and significance of projects executed during a quarter;

•	unanticipated changes in contract performance, particularly with contracts that have funding limits;

•	the timing of resolving change orders, requests for equitable adjustments and other contract adjustments;

•	the timing of our meeting a project milestone that allows us to bill our client and recognize revenue therefrom;

•	project delays;

•	changes in prices of commodities or other supplies;

•	weather conditions that delay work at project sites;

•	the timing of expenses incurred in connection with acquisitions or other corporate initiatives;

•	natural disasters or other crises;

•	staff levels and utilization rates;

•	changes in prices of services offered by our competitors; and

•	general economic and political conditions.

If our quarterly operating results fluctuate significantly, it could have a material negative affect on our financial condition and results of operations and could cause the price of our common stock to decrease, perhaps substantially and disproportionately to the actual effect on our business.

An impairment charge on our goodwill could have a material adverse impact on our financial position and results of operations.

Because we have grown in part through acquisitions, and expect to grow further through acquisitions, goodwill and intangible assets represent a substantial portion of our assets and will likely represent a more substantial portion in the future. As of December 31, 2020, we have $9.2 million of goodwill, representing 14.5% of our total assets of $63.6 million. Under U.S. GAAP, we are required to evaluate goodwill carried in our combined balance sheet for possible impairment on an annual basis using a fair value approach. We also are required to test goodwill for impairment between annual tests if events occur or circumstances change that would more likely than not reduce our enterprise fair value below our goodwill carrying value. These events or circumstances could include a significant change in the business climate, including legal factors, economic impacts, operating performance indicators, competition, sale, or disposition of a significant portion of our business, potential changes in regulatory or licensing requirements, and other factors.

If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, that might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. The amount of any impairment could be significant and, if taken, could have a material adverse impact on our financial position and results of operations to the period in which we record the charge.

Rising inflation, interest rates, and/or construction costs could reduce the demand for our services as well as decrease our profit on existing contracts, particularly our fixed price contracts.

Rising inflation, interest rates, or construction costs could reduce the demand for our services. In addition, we bear all the risk of rising inflation on our fixed price contracts with respect to our cost of labor. Because a meaningful portion of our revenues are earned from fixed price contracts involving a substantial cost associated with our labor, the effects of inflation could have a material adverse impact on our business, financial condition, and results of operations.

We are subject to professional standards, duties and statutory obligations on professional reports and opinions we issue, which could subject us to monetary damages.

We issue reports and opinions to clients based on our professional engineering expertise as well as our other professional credentials that subject us to professional standards, duties and obligations regulating the performance of our services. If a client or another third party alleges that our report or opinion is incorrect or it is improperly relied upon and we are held responsible, we could be subject to significant liability or claims for damages. In addition, our reports and other work product may need to comply with professional standards, licensing requirements, securities regulations and other laws and rules governing the performance of professional services in the jurisdiction where the services are performed. We could be liable to third parties who use or rely upon our reports and other work product even if we are not contractually bound to those third parties. These events could in turn result in monetary damages and penalties.

Our credit agreement with Bank of America, N.A. contains several restrictive covenants, which could limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

Our credit agreement contains several financial covenants that impose operating and other restrictions on us, and our subsidiaries. Such restrictions affect or could affect, and in many respects limit or prohibit, among other things, our ability, and the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make other distributions in respect of our equity securities;

•	redeem our equity securities;

•	enter into certain lines of business;

•	make certain investments or certain other restricted payments;

•	sell certain kinds of assets;

•	enter into certain types of transactions with affiliates; and

•	undergo a change in control or effect certain mergers or consolidations.

In addition, our credit agreement also requires us to comply with certain fixed charge coverage, debt to EBITDA and senior debt to EBITDA ratios. Events beyond our control may affect our ability to comply with these covenants.

These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the credit agreement. If an event of default occurs, the lenders under the credit agreement could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all our available cash to repay the borrowings; or

•	prevent us from making debt service payments on certain of our borrowings due to other creditors.

If we were unable to repay or otherwise refinance these borrowings when due, the lenders under the credit agreement could sell the collateral securing the credit agreement, which constitutes a significant majority of our assets.

Changes in the method of determining the London Inter-Bank Offered Rate, or LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest income or expense.

On July 27, 2017, the United Kingdom Financial Conduct Authority, which oversees LIBOR, formally announced that it could not assure the continued existence of LIBOR in its current form beyond the end of 2021, and that an orderly transition process to one or more alternative benchmarks should begin. In April 2018, the Federal Reserve Bank of New York, in conjunction with the AARC, a steering committee comprised of large U.S. financial institutions, announced replacement of U.S. LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasuries called the Secured Overnight Financing Rate. The first publication of SOFR was released in April 2018. Whether or not SOFR attains market acceptance as a LIBOR replacement remains in question, and the future of LIBOR at this time is uncertain. The selection of SOFR as the alternative reference rate currently presents certain market concerns, because a term structure for SOFR has not yet developed, and there is not yet a generally accepted methodology for adjusting SOFR, which represents an overnight, risk-free rate, so that it will be comparable to LIBOR, which has various tenors and reflects a risk component. In addition, our hedging strategies may be adversely impacted as no active market exists for derivative instruments tied to SOFR.

Certain borrowings under our credit agreement currently are currently determined by a LIBOR benchmark. It is unclear whether, or in what form, LIBOR will continue to exist after 2021. If LIBOR ceases to exist or if the methods of calculating LIBOR change from current methods for any reason, interest rates on our floating rate loans, deposits, obligations, derivatives, and other financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected as we transition to SOFR or another alternative reference rate.

Risks Relating to Government Contracts, Regulation and Litigation

Governmental agencies may modify, curtail, or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue.

Most government contracts may be modified, curtailed, or terminated by the government either at its discretion or upon the default of the contractor. If the government terminates a contract at its discretion, then we typically can recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all the potential revenue and profits from that contract. In addition, for some assignments, the government may attempt to “insource” the services to government employees rather than outsource to a contractor. If a governmental agency terminates a contract due to our default, we could be liable for excess costs incurred by the governmental agency in obtaining services from another source.

Because we provide services to municipalities and other public agencies, we are more susceptible to the unique risks associated with government contracts.

A substantial amount of our revenue is derived from our work for municipalities and other public agencies. Consequently, we are exposed to certain risks associated with public agency and government contracting, any one of which can have a material adverse effect on our business, results of operations and financial condition. These risks include:

•	The ability of the public agency to terminate the contract with 30 days’ prior notice or less;

•	Changes in public agency spending and fiscal policies which can have an adverse effect on demand for our services;

•	Contracts that are subject to public agency budget cycles, and often are subject to renewal on an annual basis;

•	The often wide variation of the types and pricing terms of contracts from agency to agency;

•	The difficulty of obtaining change orders and additions to contracts; and

•	The requirement to perform periodic audits as a condition of certain contract arrangements.

Legislation, policy, rules, or regulations may be enacted that limit or change the ability of state, regional or local agencies to contract for our privatized services. Such changes would affect our ability to obtain new contracts and may decrease the demand for our services.

Legislation is proposed periodically that attempts to limit the ability of governmental agencies to contract with private consultants to provide services. Should such changes occur and be upheld, demand for our services may be materially adversely affected. For the years ended December 31, 2019 and 2020, approximately 25.0% and 24.3% of our gross revenue, respectively, was derived from services rendered to governmental agencies. While attempts at such legislation have failed in the past, such measures could be adopted in the future.

State and other public employee unions may bring litigation that seeks to limit the ability of public agencies to contract with private firms to perform government employee functions relating to public improvements. Judicial determinations in favor of these unions could affect our ability to compete for contracts and may have an adverse effect on our financial results.

For over 20 years, state and other public employee unions have challenged the validity of propositions, legislation, charters, and other government regulations that allow public agencies to contract with private firms to provide services in the fields of engineering, design, and construction of public improvements that might otherwise be provided by public employees. These challenges could have the effect of eliminating or severely restricting the ability of municipalities to hire private firms and otherwise require them to use union employees to perform the services. If a state or other public employee union is successful in its challenge, this may result in additional litigation which could affect our ability to compete for contracts.

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result in our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts and suspension or debarment from government contracting.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant laws and regulations that affect us include:

•	federal, state, and local laws and regulations (including the Federal Acquisition Regulation or “FAR”) regarding the formation, administration, and performance of government contracts;

•	the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval; and

•

federal, state, and local laws and regulations regarding procurement integrity including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions, suspension, or debarment from contracting with the government, each of which could have a materially adverse effect our business, results of operations and financial condition.

In addition, federal, state, and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and number of services that they may obtain from private contractors. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are subject to recompete.

The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations.

We are a party to claims and litigation in the normal course of business. Since we engage in engineering, surveying and related consulting activities for large facilities and projects where design, construction or systems failures can result in substantial injury or damage to employees or others, we are exposed to claims and litigation and investigations if there is a failure at any such facility or project. Such claims could relate to, among other things, personal injury, loss of life, business interruption, property damage, pollution and environmental damage and be brought by our clients or third parties, such as those who use or reside near our clients’ projects. We can also be exposed to claims if we agreed that a project will achieve certain performance standards or satisfy certain technical requirements and those standards or requirements are not met. In many of our contracts with clients, sub-consultants, and vendors, we agree to retain or assume potential liabilities for damages, penalties, losses and other exposures relating to projects that could result in claims that greatly exceed the anticipated profits relating to those contracts. In addition, while clients and sub-consultants may agree to indemnify us against certain liabilities, such third parties may refuse or be unable to pay it.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations may adversely impact our reputation and financial results as well as subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents, or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with regulations regarding government procurements, the protection of classified information, bribery and other foreign corrupt practices, pricing of labor and other costs in government contracts, lobbying or similar activities, internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. Our policies mandate compliance with these regulations and laws, and we take precautions to prevent and detect misconduct. However, since our internal controls are subject to inherent limitations, including human error, it is possible that these controls could be intentionally circumvented or become inadequate because of changed conditions. As a result, we cannot assure that our controls will protect us from reckless or criminal acts committed by our employees and agents. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, loss of security clearances, and suspension or debarment from contracting, any or all of which could harm our reputation, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Historically, we have not had any material cases involving misconduct or fraud.

Changes in resource management or infrastructure industry laws, regulations, and programs could directly or indirectly reduce the demand for our services which could in turn negatively impact our revenue.

Some of our services are directly or indirectly impacted by changes in U.S. federal, state, local, or foreign laws and regulations pertaining to resource management, infrastructure, and the environment. In addition, growing concerns about climate change may result in the imposition of additional regulations, international protocols or other restrictions on emissions. Accordingly, such additional laws and regulations or a relaxation or repeal of existing laws and regulations, or changes in governmental policies regarding the funding, implementation, or enforcement of these programs, could result in a decline in demand for our services, which could in turn negatively impact our revenue.

We may be subject to liabilities under environmental laws and regulations, including liabilities assumed in acquisitions for which we may not be indemnified.

We must comply with several laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), and comparable state laws, we may be required to investigate and remediate regulated hazardous materials. CERCLA and comparable state laws typically impose strict joint and several liabilities without regard to whether a company knew of or caused the release of hazardous substances. The liability for the entire cost of clean-up could be imposed upon any responsible party. Other principal federal environmental, health, and safety laws affecting us include, among others, the Resource Conversation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, and the Superfund Amendments and Reauthorization Act. Our business operations may also be subject to similar state and international laws relating to environmental protection. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations, could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury, or cessation of remediation activities. Our continuing work in the areas governed by these laws and regulations exposes us to the risk of substantial liability.

While our business is not subject to significant regulation, the services we provide to our customers address various federal, state and local regulations that must be complied with to receive approval to proceed. In connection with the process of bidding for and being awarded certain government assignments we are required to provide an annual Federal Acquisition Regulation rate audit that determines our overhead reimbursement allowance. With respect to the operation of our business, we are subject to professional licensing requirements that vary by state.

Each state establishes licensing and organizational requirements for our services. Certain states allow only individuals and individually owned professional services corporations to hold licenses. In those states there may be grandfathering exemptions that allow corporations to hold licenses. In the event a state does not allow a corporation to hold a license, we have in the past formed professional services corporations owned by Mr. Bowman and other employees to facilitate our ability to work in such states. To the extent we cannot adequately satisfy a state’s licensing requirements, we do not operate in that state. As of April 6, 2021, we are licensed to operate in 43 states.

Risks Relating to this Offering and Our Common Stock

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Emerging growth companies may implement many of these requirements over a longer period of up to five years from the pricing of this offering. We intend to take advantage of these extended transition periods but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements, or insufficient disclosures due to error or fraud may occur and not be detected.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for emerging growth companies have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the recruitment or departure of key personnel;

•	actual or anticipated changes in estimates as to financial results, acquisitions or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the utility and infrastructure markets where we focus;

•	the trading volume of our common stock;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to list our common stock on The Nasdaq Global Market, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our continued eligibility for listing on Nasdaq depends on several factors. If Nasdaq delists the common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our Chairman and Chief Executive Officer owns a large percentage of our voting stock, which may allow him to have a significant influence on all matters requiring stockholder approval.

Mr. Gary Bowman, our Chairman and Chief Executive Officer, beneficially owned                  shares, or approximately     % of our common stock as of                 , 2021 after giving effect to the offer and sale of the common stock. Accordingly, Mr. Bowman has significant power to influence the outcome of important corporate decisions or matters submitted to a vote of our stockholders, including decisions regarding mergers, going private transactions, and other extraordinary transactions, and to significantly influence the terms of any of these transactions. Although Mr. Bowman owes our stockholders certain fiduciary duties as a director and an executive officer, Mr. Bowman could take actions to address his own interests, which may be different from those of our other stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed initial public offering price of $                 per share (the mid-point of the range set forth on the cover page of this prospectus, purchasers of common stock in this offering will experience immediate dilution of $                 per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute                 % of the total amount invested by stockholders since inception but will only own                 % of the shares of common stock outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering.

To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers and stockholders holding more than 5% of our common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriters – No Sales of Similar Securities” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares of common stock outstanding as of December 31, 2020, upon the completion of this offering, we will have outstanding a total of                shares of common stock, assuming no exercise of the underwriters’ option to purchase an additional                  shares. Of these shares, as of the date of this prospectus, approximately                  shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, assuming that current stockholders do not purchase shares in this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, based upon the number of shares of common stock outstanding as of December 31, 2020, up to an additional                  shares of common stock will be eligible for sale in the public market, approximately                 % of which shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act.

Upon completion of this offering,                  shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and our amended and restated bylaws, which became effective upon the effectiveness of our registration statement, will contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•

a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These antitakeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated bylaws that became effective upon the effectiveness of our registration statement designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws that became effective upon the effectiveness of our registration statement, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws contain a Federal Forum provision that provides that unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Virginia, as applicable. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the Commonwealth of Virginia may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemption from auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced executive compensation disclosure obligations, in this prospectus, our periodic reports and our proxy statements, and an exemption from the requirements of holding nonbinding advisory votes on executive compensation, and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We do not intend to pay cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

After the completion of this offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because we are a smaller company, and smaller companies tend to experience greater volatility in the price of their securities. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” “seeks,” “may,” “should,” “could” or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus (as it may be supplemented or amended) and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above, as well as the Risk Factors beginning on page 10 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable laws or rules. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, that may be made from time to time, whether because of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus and in the documents incorporated by reference in this prospectus. We qualify all our forward-looking statements by these cautionary statements.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT THERE MAY BE OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock offered hereby will be approximately $    million, or approximately $    million if the underwriters’ option to purchase additional shares is exercised in full, based upon an assumed initial public offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. We also believe that being a public company will make us more attractive as a purchaser for potential acquisitions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. We currently intend to use the net proceeds from this offering for general corporate purposes, including organic expansion and the funding of potential acquisitions. Although we may use a portion of the net proceeds of this offering for the acquisition of additional assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments in this regard.

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including the size and timing of acquisitions, demand for our services, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by approximately $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 100,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, by $    million, assuming the assumed initial public offering price stays the same.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business, and therefore do not foresee paying cash dividends on our common stock in the future. Our board of directors will have discretion to make future determinations related to our dividend policy based on, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale by us of     shares of our common stock in this offering at the assumed public offering price of $     per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read this information together with the sections titled “Use of Proceeds,” “Selected Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual	As Adjusted
(dollars in 000s except per share data)	(audited)	(unaudited)
Cash and cash equivalents	$386	$

Long-term debt, net	$10,332	$
Stockholders’ equity:
Common stock, $0.10 par value; shares authorized, shares issued and outstanding (actual); issued and outstanding (as adjusted)	17
Additional paid-in capital	58,851
Treasury stock	(16,022)
Stock subscription notes receivable	(609)
Accumulated deficit	(25,100)

Total stockholders’ equity	(17,137)

Total capitalization	$27,855	$

The number of shares of our common stock to be outstanding upon completion of this offering is based on     shares of our common stock outstanding as of December 31, 2020, and excludes:

•	shares reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $ per share

•	shares reserved for issuance under our 2021 Omnibus Equity Incentive Plan, none of which have been granted; and

•	shares available for purchase under our 2021 Employee Stock Purchase Plan.

The number of shares of our common stock to be outstanding upon completion of this offering assumes:

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering;

•	the effectiveness of a for 1 stock split to be effected on , 2021 and

•

the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. A 100,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase up to an additional shares of our common stock is exercised in full, (i) an additional     shares of common stock would be issued and we would receive approximately $    million in additional net proceeds, based on an assumed initial offering price per share of $    , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) cash and cash equivalents, total stockholders’ equity and total capitalization would each also increase by approximately $    million.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and as adjusted net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of December 31, 2020 was approximately $17.1 million, or $     per share of common stock. Net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares of our common stock as of December 31, 2020. Our as adjusted net tangible book value as of December 31, 2020 would have been $    million or $    per share, based on    shares of our common stock outstanding, which gives effect to our sale of    shares of common stock in this offering at an assumed initial public offering price of $    per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

After giving effect to: (i) the sale and issuance of      shares of common stock in this offering, at the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, (ii) estimated underwriting discounts and commissions, our as adjusted net tangible book value as of December 31, 2020 would have been approximately $    million, or      per share of our common stock. This represents an immediate increase in net tangible book value of approximately $     per share to our existing stockholders and an immediate dilution of $     per share to new investors.

Dilution per share to investors participating in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

($000s, except per share)
Assumed initial public offering price per share
Historical net tangible book value per share as of December 31, 2020	$17,137

Increase in net tangible book value per share attributable to investors participating in this offering
As adjusted net tangible book value per share immediately after this offering

Dilution in as adjusted net tangible book value per share to new investors participating in this offering

The dilution information discussed above is illustrative and will change based on the actual initial public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be approximately $     per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering would be $ per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $    per share and the dilution to investors participating in this offering by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us in this offering would increase (decrease) the pro forma as adjusted net tangible book value by $    per share and the dilution to investors participating in this offering by $    per share, assuming the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes, on an as adjusted basis as of December 31, 2020, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors participating in this offering

Total		100%		$	100%

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on     shares of common stock issued and outstanding as of December 31, 2020 and excludes:

•	shares reserved for issuance pursuant to outstanding stock option at a weighted average exercise price of $ per share;

•	shares reserved for issuance under our 2021 Omnibus Equity Incentive Plan, none of which have been granted; and

•	shares available for purchase under our 2021 Employee Stock Purchase Plan.

The number of shares of our common stock to be outstanding upon completion of this offering assumes:

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock in this offering;

•	the effectiveness of a for 1 stock split to be effected on , 2021 and

•

the filing of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and the effectiveness of our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding options are exercised, or shares are issued under our equity incentive plans, you will experience further dilution to the extent the exercise price is below the initial public offering price. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL INFORMATION

Our historical results presented herein are not necessarily indicative or predictive of results in any future period. You should read the following summary financial data together with the more detailed information contained in “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and notes thereto, and other financial information are included elsewhere in this prospectus. We derived the combined income statements data and the combined statement of financial position data for the years ended December 31, 2019 and 2020 from our audited combined financial statements included elsewhere in this prospectus. In the opinion of management, any unaudited financial and non-GAAP measurements presented herein represent a fair presentation of such financial data. We recommend reading the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our combined financial statements and related footnotes included in this prospectus.

	For the Year Ended December 31,
($ in 000s, except per share and percentages)	2019	2020
Combined Income Statements
Gross contract revenue	$113,724	$122,020
Contract costs (exclusive of depreciation and amortization)	58,571	66,512
Operating expenses	52,170	53,639

Income from operations	$2,983	$1,869
Other (income) expense	419	(110)
Income tax expense	1,038	989

Net income	$1,526	$990
Net income margin	1.3%	0.8%
Basic earnings per share	$7.57	$5.11
Diluted earnings per share	$7.52	$5.10
Other financial data (unaudited)
Net service billing [1]	97,605	103,660
Adjusted EBITDA [2]	$13,110	$13,888
Adjusted EDITDA margin, net [3]	13.4%	13.4%
Combined Statement of Cash Flows Data
Net cash provided by (used in) operating activities	8,218	10,770
Net cash provided by (used in) investing activities	(4,271)	(2,414)
Net cash provided by (used in) financing activities	(3,610)	(8,479)
Change in cash, cash equivalents and restricted cash	337	(123)
Combined Statement of Financial Position Data
Current assets	42,888	35,102
Non-current assets	23,910	28,536

Total assets	$66,798	$63,638
Current liabilities	32,603	23,333
Common shares subject to repurchase	8,267	842
Other non-current liabilities	12,593	22,326

Total liabilities	$53,463	$46,501
Redeemable common stock	$36,618	$—
Total shareholders’ equity (deficit)	$(23,283)	$17,137

1Net service billing

Net service billing reconciles to gross revenue (in thousands) as follows:

	For the year ended December 31,
	2019	2020
Gross contract revenue	$113,724	$122,020
Less: sub-consultants and other direct expenses	16,119	18,360

Net service billing	$97,605	$103,660

2 Adjusted EBITDA

Adjusted EBITDA reconciles to net income (in thousands) as follows:

	For the year ended December 31,
	2019	2020
Net income	$1,526	$990
+ interest expense	609	565
+ tax expense	1,038	989
+ depreciation & amortization	797	2,277

EBITDA	$3,970	$4,821
+ non-cash stock compensation	4,281	5,085
+ non-reoccurring operating lease rent	3,307	2,521
+ settlements and other non-core expenses	1,552	1,461

Adjusted EBITDA	$13,110	$13,888

3 Adjusted EBITDA Margin, net

Adjusted EBITDA margin, is calculated as follows:

	For the year ended December 31,
	2019	2020
Gross contract revenue	$113,724	$122,020
Less: sub-consultants and other direct expenses	16,119	18,360

Net service billing	97,605	103,660
Net income	1,526	990
Net income margin	1.3%	0.8%
Adjusted EBITDA	13,110	13,888
Adjusted EBITDA margin, net	13.4%	13.4%

Shares Subject to Repurchase, Redeemable Common Stock and the Impact of Becoming a Non-Public SEC Registrant

In February 2001, our shareholders entered into a shareholders’ buy-sell agreement (the “Buy-Sell Agreement”) subsequently amended in 2002, 2007, and 2019 (individually the “First, Second and Third Amendment” and collectively with the Fourth Amendment, the “Amendments”). In addition, certain shareholders have entered into individual addenda to the shareholders’ buy-sell agreement to establish superseding share-based rights (the “Addenda” and collectively with the Buy-Sell Agreement and the Amendments, the “Shareholders’ Buy-Sell Agreement”). All current shareholders are a party to the Shareholders’ Buy-Sell Agreement, which includes certain rights and protections with respect to transactions in our stock in the event of death, disability, retirement, and termination of employment. Upon the issuance of compensation-related restricted stock grants, employees enter into a separate stock bonus agreement with terms that may incorporate and supersede terms in the Shareholders’ Buy-Sell Agreement (individually a “Stock Bonus Agreement” and collectively the “Stock Bonus Agreements”). Because of these agreements, all of the Company’s shares were subject to repurchase provisions. As a result, restricted stock, stock options and other shares issued as compensation subject to ASC Topic 718 were classified as liabilities and periodic changes in the fair value of these liabilities were recorded as an adjustment to non-cash stock compensation expense. In addition, all other common shares not subject to ASC Topic 718 have been classified as redeemable common stock within the scope of ASC Topic 480.

On December 22, 2020, in connection with the preparations for our initial public offering, we executed a fourth amendment to our Shareholders’ Buy-Sell Agreement to modify the repurchase features resulting in the classification of certain of our shares as temporary equity and liabilities (the “Fourth Amendment”). At the same time, we modified certain Stock Bonus Agreements to eliminate superseding repurchase features causing the classification of certain of our shares as liabilities independent of the Shareholders’ Buy-Sell Agreement (each an “Amendment to Stock Bonus Agreement” and collectively the “Amendments to Stock Bonus Agreements”). Upon the effectiveness of this offering, the shareholders will terminate the Shareholders’ Buy-Sell Agreement and amend additional Stock Bonus Agreements and Addenda to eliminate continuing liability treatment of certain shares.

For the year ended December 31, 2019, our combined financial statements include an $8.3 million liability associated with certain common shares subject to repurchase, $4.3 million in non-cash stock compensation expense derived from the periodic fair value measurement of the liability related to common shares subject to repurchase, and $36.6 million of redeemable common shares classified as temporary equity.

For the year ended December 31, 2020, our combined financial statements include $5.1 million in non-cash stock compensation expense derived from the periodic fair value measurement of our liability related to shares subject to repurchase. For accounting purposes, we treated the Fourth Amendment and the Amendments to Stock Bonus Agreements as an exchange of new permanent equity shares in settlement of our obligations to repurchase and redeem certain common stock. As compared to December 31, 2019, this ‘exchange’ of shares resulted in a $7.5 million reduction in the liability associated with common shares subject to classification to $0.8 million and the reclassification of all $36.6 million of temporary equity to permanent equity. As of December 31, 2020, the Company had $58.9 million of common stock and additional paid-in-capital and $17.1 million of total shareholders’ equity.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information on temporary equity and liability classification of shares relating to the application of ASC Topic 480 and ASC Topic 718.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the combined financial statements and related notes included elsewhere in this prospectus. This discussion contains “forward-looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors. Factors that could cause or contribute to such differences include, but are not limited to, economic and competitive conditions, regulatory changes, and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. Considering these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements, except to the extent required by applicable laws or rules.

Our Business

Bowman is a professional services firm delivering innovative engineering solutions to customers who own, develop and maintain the built environment. We provide planning, engineering, construction management, commissioning, environmental consulting, geomatics, survey, land procurement and other technical services to over 2,200 customers operating in a diverse set of end markets. We work as both a prime and sub-consultant for a broad base of public and private sector customers that generally operate in highly regulated environments.

We have a diversified business that is not dependent on any one service line, geographic region, or end market. We are deliberate in our efforts to balance our sources of revenue and avoid reliance on any one significant customer, service line, geography or end market concentration. Our strategic focus is on penetrating and expanding our presence in markets which best afford us opportunities to secure assignments that provide reoccurring revenue and multi-year engagements thus resulting in dependable and predictable revenue streams and high employee utilization. We limit our exposure to risk by providing professional and related services exclusively. We do not engage in general contracting activities either directly, or through joint ventures, and therefore have no related exposure. We are not a partner in any design-build construction projects. We carry no heavy equipment inventory, and our risk of contract loss is generally limited to time associated with fixed fee professional services assignments.

It is not possible at this time to estimate the full impact that COVID-19 will ultimately have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. We are evaluating, and will continue to evaluate, the impact of COVID-19 on projects, but the full effects COVID-19 will have on our operations are still unknown. Early on in the course of the pandemic we were considered an essential service in all states and local jurisdictions where we operate. While there was some degree of disruption in all markets, we were able to continue serving customers without interruption. As of the date of this prospectus, we have not experienced any material financial distress resulting from the COVID-19 pandemic. We did not qualify for the PPP Loan program under the CARES Act. We have taken advantage of the opportunity to defer $2.5 million of employer payroll taxes during the year ended December 31, 2020 as afforded us under the CARES Act. The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions, and the impact of these and other factors on our employees and clients. The implementation of shelter-in-place orders within the cities and municipalities we operate in could further negatively impact future results as well as the re-designation of infrastructure spending to non-essential services. At this time, we are monitoring, and will continue to monitor, the safety of our employees during the COVID-19 pandemic.

For more information on our business, see the section in this prospectus titled “Business”.

Methods of Evaluation

We use a variety of financial and other information in monitoring the financial condition and operating performance of our business. Some of the information we use to evaluate our operations is financial information that is in accordance with Generally Accepted Accounting Principles (GAAP), while other information may be financial in nature and either built upon GAAP results or may not be in accordance with GAAP (Non-GAAP). We use all of this information together for planning and monitoring our operations, as well as determining certain management and employee compensation.

We present our financial statements for the years ended December 31, 2019, and 2020 as combined, reflecting results for the Company, our subsidiaries and entities under common control performing similar services. In the accompanying combined financial statements, we eliminate all intercompany transactions between the entities. Consolidation of entities under common control would not have altered the presentation of financial statements since all appropriate adjustments and eliminations are included in the combined financial statements. We have executed consolidating transactions that eliminate the need to present combined financial statements upon effectiveness of this offering, other than for historical comparisons (see “Consolidating Transactions in Connection with this Offering” the Prospectus Summary section).

The Company operates as a single business segment represented by our core business of providing multi-disciplinary professional engineering solutions to customers. While we evaluate revenue and other key performance indicators relating to various divisions of labor, our leadership neither manages the business nor deliberately allocates resources by service line, geography, or end market. Our financial statements present results as a single operating segment.

Components of Income and Expense

Revenue

We generate revenue from services performed by our employees, pass-through fees from sub-consultants, and reimbursable contract costs. On our combined financial statements, we report gross revenue, which represents total revenue billed to customers excluding taxes collected from customers. Gross revenue less revenue derived from pass-through sub-consultant fees, reimbursable expenses and other direct expenses represents our net service billing, or that portion of our gross revenue attributable to services performed by our employees. Our industry uses the calculation underlying net service billing to normalize peer performance assessments and provide meaningful insight into trends over time. Refer to — Other Financial Data, Non-GAAP measurements and Key Performance Indicators below for further discussion of the use of this Non-GAAP financial measure.

We generally do not make profit from the pass-through of sub-consultants and reimbursable expenses. As such, contract profitability is most heavy impacted by the mix of labor utilized to complete the tasks and the efficiency of those resources in completing the tasks. Our largest direct contract cost is consistently our labor. To grow our revenue and maximize overall profitability we carefully monitor and manage our fixed cost of labor and the utilization thereof. Maintaining an optimal level of utilization on a balanced pool of growing labor resources represents our greatest prospect for delivering increasing profitability.

We enter into contracts that contain two types of pricing characteristics:

Hourly contracts, also referred to as time and materials, are common for professional and technical consulting assignments both short-term and multi-year in duration. Under these types of contracts, there is no predetermined maximum fee and we generally experience no risk associated with cost overruns. For hourly contracts, we negotiate billing rates and charge our customers based upon the actual hours expended toward a deliverable. These contracts may have not-to-exceed parameters requiring us to receive additional authorizations from our customer to continue working, but we likewise do not have to continue working without assurances of payment for such additional work.

Lump sum contracts, also referred to as fixed fee, typically require the performance of some, or all, of the obligations under the contract for a specified amount, subject to price adjustments only if the scope of the project changes or unforeseen requirements arise. Our fixed fee contracts generally include a specific scope of work and defined deliverables. Lump sum contracts can involve both hourly and fixed fee tasks.

The majority of our assignments are lump sum in nature representing approximately 60% and 63% of our revenue for the years ended December 31, 2019 and 2020, respectively. Recognizing revenue from lump sum assignments requires management estimates of both total contract value when there are contingent compensation elements of the fee arrangement and expected cost at completion. We closely monitor our progress to completion and adjust our estimates when necessary. We do not recognize revenue from work that is performed at risk with no documented customer commitment.

Contract Costs

Contract costs consists of direct payroll costs, sub-consultant costs and other direct expenses exclusive of depreciation and amortization.

Direct payroll costs represent the portion of salaries and wages incurred in connection with the production of deliverables under customer assignments and contracts. Direct payroll costs include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation.

Sub-consultants and direct expenses include both sub-consultants and other outside costs associated with performance under our contracts. Sub-consultant and direct costs are generally reimbursable by our customers under the terms of our contracts.

Performance under our contracts does not involve significant machinery or other long term depreciable assets. Most of the equipment we employ involves desktop computers and other shared ordinary course IT equipment. We present direct costs exclusive of depreciation and amortization and as such we do not present gross profit on our combined financial statements.

Operating Expense

Operating expenses consists of selling, general and administrative costs, non-cash stock compensation, depreciation and amortization and settlements and other non-core expenses.

Selling, general and administrative expenses represent corporate and other general overhead expenses, salaries and wages not allocated to customer projects including management and administrative personnel costs, incentive compensation, personal leave, office lease and occupancy costs, legal, professional and accounting fees.

Non-cash stock compensation represents the expenses incurred with respect to shares and options issued by the Company, both vested and unvested, to employees as long-term incentives. For the years ended December 31, 2019 and 2020, non-cash stock compensation was determined by the change in the fair market measurement of the liability to common shares subject to repurchase. Non-cash stock compensation cost for permanent equity will be the grant date fair value of the awards, or the Black-Sholes-Merton value of stock options on the grant date, recognized ratably over the vesting periods of each award. Future non-cash stock compensation expense for unvested shares awarded prior to December 31, 2020 is based on a $377.57 per share fair value on the date of modification. Stock awards will continue to be an important part of our long-term retention and rewards philosophy.

Depreciation and amortization represent the depreciation and amortization expense of our property and general IT equipment, capital lease assets, tenant improvements and intangible assets.

(Gain) loss on sale represents gains or losses inclusive of foreign exchange and accumulated depreciation recapture resulting from the disposal of an asset upon the sale or retirement of such asset.

Other (Income) Expense

Other (income) expense consists of other non-operating and non-core expenses.

Tax Expense

Income tax (benefit) expense, current and deferred, includes estimated federal, state and local tax expense associated with our net income, as apportioned to the states in which we operate. Estimates of our tax expense include both current and deferred tax expense along with all available tax incentives and credits.

Other Financial Data, Non-GAAP Measurements and Key Performance Indicators

Backlog

We measure the value of our undelivered gross revenue in real time to calculate our backlog and predict future revenue. Backlog includes awarded, contracted and otherwise secured commitments along with revenue we expect to realize over time for predictable long-term and reoccurring assignments. We report backlog quarterly as of the end of the last day of the reporting period. We use backlog to predict revenue growth and anticipate appropriate future staffing needs. Backlog definitions and methods of calculation vary within our industry. As such, backlog is not a reliable metric on which to evaluate us relative to our peers. Backlog neither derives from, nor connects to, any GAAP results.

Net Service Billing

In the normal course of providing services to our customers, we routinely subcontract services and incur direct third-party contract expenses that may or may not be reimbursable and may or may not be billed to customers with mark-up. Gross revenue less revenue derived from pass-through sub-consultant fees and reimbursable expenses represents our net service billing, which is a non-GAAP financial measure, or that portion of our gross contract revenue attributable to services performed by our employees. Because the ratio of sub-contractor and direct expense costs to gross billing varies between contracts, gross revenue is not necessarily indicative of trends in our business. As a professional services company, we believe that metrics derived from net service billings more accurately demonstrate the productivity and profitability of our workforce. Our industry uses the calculation of net service billing to normalize peer performance assessments and provide meaningful insight into trends over time.

Adjusted EBITDA

We view Adjusted EBITDA, which is a non-GAAP financial measure, as an important indicator of normalized performance. We define Adjusted EBITDA as net income before interest expense, income taxes and depreciation and amortization, plus discontinued expenses, legal settlements and other costs not in the ordinary course of business, non-cash stock-based compensation (inclusive of expenses associated with the adjustment of our liability for common shares subject to redemption), and other adjustments such as costs associated with preparing for our initial public offering. Our peers may define Adjusted EBITDA differently.

Adjusted EBITDA Margin, net

Adjusted EBITDA Margin, net, which is a non-GAAP financial measure, represents Adjusted EBITDA, as defined above, as a percentage of net service billings, as defined above.

Critical Accounting Policies relating to Use of Estimates

We use estimates in the determination of certain financial results. Estimates used in financial reporting utilize only information available to us at the time of formulation. These estimates are subject to change as new information becomes available. Discussed below are the accounting policies for which we believe our judgments and estimates have the greatest potential impact.

Revenue Recognition

On January 1, 2019, we adopted Accounting Standards Codification Topic 606 (“ASC Topic 606”). To determine the proper revenue recognition method under ASC Topic 606, we evaluate whether two or more contracts should be combined and accounted for as one single contract and if so, whether to account for the combined or single contract as more than one performance obligations. For most of our contracts, we conclude there to be a single performance obligation because the promise to transfer individual goods or services is not separately identifiable from the commitment to the deliverable of the contract and, therefore, is not distinct.

Our performance obligations are satisfied as work progresses. We recognize revenue for our lump sum contracts ratably over time based on cost-basis percentage of completion, calculated as a percentage of direct costs incurred to date relative to estimated total direct costs of the performance obligation at completion. Contract costs include labor, sub-consultant costs and other direct costs as incurred. We recognize revenue from lump sum contracts as we advance our work and transfer results to the customer. Contract change orders covering changes in scope, specifications, design, performance or period of completion are common with our customers. In most cases, we account for contract modifications as part of the existing contracts because they are for services that are not distinct from the original contract.

We base contract estimates on various assumptions about future costs and other inputs. Uncertainties inherent in the estimating process present the possibility that actual completion costs may vary from estimates. When estimated total costs on contracts indicate a loss, we recognize these losses in the period in which we identify the loss. We record adjustments required to align revenue with costs in place on the cumulative catch-up basis in the period in which we identify the revisions. We apply changes to projected revenue from contingent fee awards or penalties during the period in which we determine such contingencies to be probable.

Goodwill and Intangible Assets

The purchase price of an acquired business is allocated to the tangible assets and separately identifiable intangible assets acquired, less liabilities assumed, based upon their respective fair values with any excess purchase price over such fair values being recorded as goodwill. We review goodwill and intangible assets acquired in a business combination determined to have indefinite useful life annually for impairment, or more frequently if impairment indicators arise. We do not amortize such assets. We do however amortize intangible assets with estimable useful lives over such lives and review such assets for impairment if indicators are present.

We perform an annual impairment test as of October 1 of each year. As our business is highly integrated and its components have similar economic characteristics, we have concluded we operate as one reporting unit at the combined entity level. We perform a Step 1 impairment analysis by comparing the fair value of the reporting unit to carrying value. We engaged a third-party valuation firm to assist management with the determination of fair value for the years ended December 31, 2019, and 2020. The fair value of the reporting unit was determined utilizing multiple weighted valuation techniques. Impairment loss is the difference between the reporting unit’s fair value and carrying amount of goodwill, if the carrying value of the reporting unit exceeds its fair value.

We performed an impairment analysis for the years ended December 31, 2019, and 2020 and concluded that the fair value of the reporting unit was greater than carrying value, and as such, we did not record an impairment charge. We are not aware of any events or changes in circumstances that warranted an interim impairment test during the year ended December 31, 2020.

Income Tax

On January 1, 2018, we changed our election from an S-corporation to a C-corporation. As an S-corporation, we were a non-taxable entity with all taxable income or loss allocated to the shareholders. Upon conversion to a C-corporation, we became a taxable entity. On December 31, 2018, we recorded a $5.4 million deferred tax liability associated with our conversion. For the years ended December 31, 2019, and 2020, we qualified under Internal Revenue Service 26 U.S. Code § 448, Limitation on use of cash method of accounting as a cash basis taxpayer based on our outstanding shares of common stock being at least 95% employee-owned with at least 95% of our gross revenue derived from engineering and consulting services. As such, we calculate our current tax expense on a cash basis and accrue future tax expenses resulting from associated timing differences as deferred tax liabilities. Upon the effective date of this offering, we will no longer qualify as a cash basis taxpayer and will be subject to a four-year conversion payment of our deferred tax liability subject to Section 7.03(1) of Rev. Proc. 2015-13.

We receive an annual research and development tax credit in connection with certain at-risk work performed on behalf of customers. We reduce our current and deferred tax provision by the estimated net annual R&D tax credit projection, limited to the statutory allowance for utilization of the credit. We reconcile the tax credit and its impact during the subsequent year after calculating the credit in connection with our tax returns. We maintain what we believe to be an appropriate reserve against its accumulated credits. Estimates of our tax expense include both current and deferred tax expense along with all available tax incentives and credits.

Common Shares Subject to Repurchase Classified as a Liability and Redeemable Common Stock Classified as Temporary Equity

In February 2001, our shareholders entered into a shareholders’ Buy-Sell Agreement and subsequent Amendments. In addition, certain shareholders have entered into individual addenda to the shareholders’ Buy-Sell Agreement to establish superseding share-based rights (the “Addenda” and collectively with the Buy-Sell Agreement and the Amendments, the “Shareholders’ Buy-Sell Agreement”). All current shareholders are a party to the Shareholders’ Buy-Sell Agreement, which includes certain rights and protections with respect to transactions in our stock in the event of death, disability, retirement, and termination of employment. Upon the issuance of compensation-related restricted stock grants, employees enter into a separate stock bonus agreement with terms that may incorporate and supersede terms in the Shareholders’ Buy-Sell Agreement (individually a “Stock Bonus Agreement” and collectively the “Stock Bonus Agreements”). Because of these agreements, all of the Company’s shares were subject to repurchase provisions.

As a result, we recorded a stock repurchase liability and temporary equity associated with certain provisions of the Shareholders’ Buy-Sell Agreement and Stock Bonus Agreements whereby we would be obligated to repurchase stock from certain shareholders upon death, disability, retirement, or termination of employment. Accounting Standards Codification Topic 718 Stock Compensation (“ASC Topic 718”) and Accounting Standards Codification Topic 480 Distinguishing Liabilities from Equity (“ASC Topic 480”) govern the classification of equity and the treatment of stock awarded, purchased, or otherwise acquired. Shares are classified as a liability pursuant to ASC Topic 718 when conditions exist whereby those shares are subject to a call feature determined to be probable of execution upon the occurrence of an event beyond the control of the issuer. Shares are classified as temporary equity pursuant to ASC Topic 480 when conditions exist whereby stock is subject to mandatory redemption by the issuer upon the occurrence of an event that is conditional and beyond the control of the issuer.

Changes in the periodic measurement of the fair value of the liability related to common shares subject to redemption pursuant to ASC Topic 718 are compensation costs. Changes in the periodic measurement of the fair value of the temporary equity pursuant to ASC Topic 480 reduce retained earnings or accumulated deficit, but do not appear as an expense on the income statement.

On December 22, 2020, in connection with the preparation for our initial public offering, we executed the Fourth Amendment to our Buy-Sell Agreement to modify the repurchase features resulting in the classification of certain of our shares as temporary equity and liabilities. At the same time, we modified certain Stock Bonus Agreements to eliminate superseding repurchase features causing the classification of those shares as liabilities independent of the Shareholders’ Buy-Sell Agreement. The shareholders will terminate the Shareholders’ Buy-Sell Agreement and amend additional Stock Bonus Agreements upon the effectiveness of this offering.

Results of Operations

Combined results of operations

The following represents our condensed combined results of operations for periods indicated:

	For the year ended December 31,
($000s in thousands)	2019	2020
Gross contract revenue	$113,724	$122,020
Contract costs (exclusive of depreciation and amortization)	58,571	66,512
Operating expense	52,170	53,639

Income from operations	2,983	1,869
Other (income) expense	419	(110)
Income tax expense	1,038	989

Net income	1,526	990
Net income margin	1.3%	0.8%

Other financial information [1]
Net service billing	97,605	103,660
Adjusted EBITDA	13,110	13,888
Adjusted EBITDA margin, net	13.4%	13.4%

[1]	Represents non-GAAP financial measures. See Other Financial Information and Non-GAAP key performance indicators below in results of operations.

Year ended December 31, 2020 as compared to the year ended December 31, 2019

Gross Contract Revenue

Gross contract revenue for the year ended December 31, 2020 increased $8.3 million or 7.3% to $122.0 million as compared to $113.7 million for the year ended December 31, 2019. Changes in gross contract revenue (“GCR”) disaggregated for our core and emerging end markets were as follows:

(in millions other than percentages)

Core Markets	2019	% GCR	2020	% GCR	Change	% Change
Communities, Homes and Buildings	$72.3	63.6%	$76.8	63.0%	$4.5	6.2%
Transportation	17.9	15.7%	19.2	15.7%	1.3	22.1%
Power and Utilities	16.7	14.7%	20.4	16.7%	3.7	7.2%
Other emerging markets [1]	6.8	6.0%	5.6	4.6%	(1.2)	(17.6%)

Total	$113.7	100.0%	$122.0	100.0%	$8.3	7.3%

[1]	represents Renewable Energy, Mining, Water Resources and other

Gross contract revenue derived from projects involving communities, homes and buildings increased $4.5 million, or 6.2% to $76.8 million for the year ended December 31, 2020 as compared to $72.3 million for the year ended December 31, 2019. We have been active in the communities, homes and buildings market since our founding and consider this market to be our legacy market. For the year ended December 31, 2020, the most significant increase in this market is $3.2 million from residential projects, and $1.0 million from commercial industrial projects. The largest decreases in communities, homes and building gross contract revenue was $0.7 million from senior living communities, and $0.6 million from educational facilities. We believe these changes, both positive and negative, are consistent with the impacts of the COVID-19 pandemic on the general U.S. economy. As the U.S. labor market adapts to what we believe to be a paradigm shift in remote work dynamics, trends in residential market continue to exhibit positive outlook as low interest rates, accelerating household formation and exurban migration fuel increasing demand for our services. We believe that those sub-markets within the communities, homes and buildings market that underperformed in 2020 will rebound soon and as such we continue to be focused on organic expansion of our business in all communities, homes and building sub-markets.

Gross contract revenue derived from projects involving the transportation sector increased by $1.3 million, or 7.3% to $19.2 million for the year ended December 31, 2020 as compared to $17.9 million for the year ended December 31, 2019. We have identified transportation as a priority market and have been actively expanding our expertise relating to the planning, engineering, and construction management of both new and aging transportation infrastructure. For several years, we have been investing resources in developing leadership to identify and pursue large-scale and long-term transportation engineering and management opportunities with state departments of transportation and other owners and operators of transportation facilities. During the year ended December 31, 2020 we were servicing a large, multi-year transportation construction management project in Illinois, secured in a prior period, which contributed $3.4 million of the increase in gross contract revenue in the transportation market. During the year ended December 31, 2019, we completed two large transportation projects in Texas which served to offset our increases in the transportation market in 2020 by $2.5 million. We believe the transportation market presents significant opportunity for future growth and we remain committed to investing in leadership, technical expertise, and business development resources in this market.

Gross contract revenue derived from projects involving power and utilities increased by $3.7 million, or 22.2% to $20.4 million for the year ended December 31, 2020 as compared to $16.7 million for the year ended December 31, 2019. Leading up to the year ended December 31, 2020, we were highly focused on attracting leadership capable of capitalizing on the numerous emerging opportunities in the power and utilities market and increasing the percentage of our gross contract revenue derived from power and utility assignments. We have specifically focused our efforts on evolving market demand for utility fortification resulting from changing weather patterns and the safety of aging underground gas distribution systems. We were successful in securing long-term projects involving the pipeline upgrades and utility undergrounding (the process of relocating and burying overhead electric utility lines). Our largest increase in the power and utility market for the year ended December 31, 2020 was derived from a multi-year gas pipeline location and mapping assignment we secured in connection with a safety enhancement program undertaken by a large, regulated utility. We believe there is meaningful opportunity for us to continue to grow in this market and we remain committed to expanding the share of our gross contract revenue attributable to the power and utilities market.

Gross contract revenue derived from other emerging markets decreased by $1.2 million, or (17.6%) to $5.6 million for the year ended December 31, 2020 as compared to $6.8 million for the year ended December 31, 2019. For us, emerging markets consists of renewable energy and energy efficiency, mining, water resources, and other services. For the year ended December 31, 2020, gross contract revenue from water resources increased by $0.9 million or 45.6% to $2.9 million as compared to $2.0 million for the year ended December 31, 2019. We believe our recent additions to leadership in the water-wastewater sub-market position us well to continue our growth of gross contract revenue in this sub-market. For the same periods, gross contract revenue derived from the mining industry decreased $2.4 million or (58.9%) to $1.7 million as compared to $4.1 million while gross contract revenue from the renewable energy and energy efficiency market remained unchanged at $1.0 million. For more than ten years, our mining services have specialized in copper mining, the demand for which is cyclical in nature. During the year ended December 31, 2020, copper prices and the related mining industry experienced extreme disruption resulting from the COVID-19 pandemic. Given forecasted increases in demand for copper used in items such as electric vehicles, large capacity lithium batteries and devices with embedded microchips along with the substantial recovery of copper prices over the second half of the year ended December 31, 2020, we expect this market to rebound and return to either normal or above average production levels over the next few years. We continue to be committed to expanding leadership and growing revenue from mining related services.

For the year ended December 31, 2020 and 2019, $29.8 million or 24% and $28.8 million or 25% of our gross contract revenue was derived from public sector customers, defined as projects sponsored by a public agency or governmental authority. There were no meaningful fluctuations between years. Projects for public sector clients are included in the end market most aligned with the assert for which the work is performed. Lump sum contracts, defined as those which require the performance of some or all obligations under the contract be completed for a fixed fee, represented approximately $68.2 million or 60.0% and $76.9 million or 63.0% of gross contract revenue for the years ended December 31, 2020 and 2019 respectively. Hourly contracts represented approximately $45.5 million or 40.0% and $45.1 million or 37.0% of our gross contract revenue for the years ended December 31, 2020 and 2019 respectively. These increases are in line with increased gross contract revenue year over year. For the year ended December 31, 2020, $91.2 million or 74.8% of our gross contract revenue was generated by repeat customers, defined as customers from whom we derived revenue in the current year and each of the prior two years. Of the $113.7 million of gross contract revenue generated during the year ended December 31, 2019, $98.9 million or 87.0% was associated with customers from whom we also derived revenue during the year ended December 31, 2020.

Of the $8.3 million increase in gross contract revenue for the year ended December 31, 2020, $6.1 million is attributable to billing from our workforce and $2.2 million is attributable to an increase in sub-consultant and direct expense revenue. Because sub-consultants and reimbursable expenses are most often pass-through items with little or no mark-up, they generally have a decremental effect on gross, operating, and net margins while having little incremental effect on profitability. As such, where possible, we focus our resources and business development efforts principally on increasing revenue derived from our own workforce.

Contract costs (exclusive of depreciation and amortization)

Total contract costs increased $7.9 million or 13.5% to $66.5 million for the year ended December 31, 2020 as compared to $58.6 million for the year ended December 31, 2019 with total contract costs representing 54.5% and 51.5% of total contract revenue, respectively.

Direct payroll, which accounted for 72.5% of total contract costs for the year ended December 31, 2020, remained unchanged as compared to 72.5% for the year ended December 31, 2019. Sub-consultants and other direct costs account for the remaining 27.5% and 27.5% of our total contract costs, respectively. This ratio is generally consistent with our operating model.

Direct payroll costs increased $5.7 million or 13.4% to $48.2 million for the year ended December 31, 2020 as compared to $42.5 million for the year ended December 31, 2019. Increases in direct payroll costs are primarily the result of a $4.2 million or 13.0% increase in the cost of direct labor associated with work performed on contracts to $36.5 million as compared $32.3 million. For the years ended December 31, 2020 and 2019, direct payroll costs represented 39.5% and 37.4% of gross contract revenue, respectively. We are committed to promoting work sharing throughout our offices to maximize the utilization of our labor. The tasks performed by our workforce on customer projects are similar in nature across our markets and billing rate margins on direct labor are relatively consistent.

Other direct payroll costs associated with benefits, personal leave, incentive compensation (cash and non-cash), and payroll taxes increased by $1.5 million or 14.9% to $11.7 million as compared to $10.2 million. This increase includes an increase of $0.5 million in the cost of non-cash stock compensation to $1.7 million for the year ended December 31, 2020 as compared to $1.2 million for the year ended December 31, 2019. This increase resulted from the modification of certain common shares subject to repurchase and the expense associated with their remeasurement at a higher price prior to redemption. We believe non-cash stock compensation is an important component of our long-term incentive and retention initiatives and expect this expense to contribute consistently to direct contract costs in the future.

Sub-consultants and other direct expenses increased $2.3 million or 14.3% to $18.4 million for the year ended December 31, 2020 as compared to $16.1 million for the year ended December 31, 2019. We utilize sub-consultants both to perform project tasks for which we do not maintain requisite in-house capabilities and to meet obligations relating to various disadvantaged business enterprise requirements as mandated by contracts with certain of our customers. For the year ended December 31, 2020 and 2019, sub-consultant and other expenses represented 15.0% and 14.2% of gross contract revenue, respectively. These percentages are in line with our expectations. The increase in sub-consultants and other direct expenses for the year ended December 31, 2020 is attributable primarily to a $1.5 million one-time bad debt write off relating to prior period accounts receivable. The remaining $0.8 million increase is consistent with increases in our gross contract revenue and is primarily attributable to sub-consultants utilized in our Illinois transportation assignments. Sub-consultants and direct expenses are generally pass-through expenses for us and as such, contribute very little to profit.

Operating Expense

Total operating expense increased $1.4 million or 2.7% to $53.6 million for the year ended December 31, 2020 as compared to $52.2 million for the year ended December 31, 2019.

Selling, general and administrative expenses remained unchanged at $51.5 million. Changes in selling, general and administrative include a $2.1 million or 9.9% increase in indirect labor for operations and corporate to $23.3 million as compared to $21.2 million. Indirect labor from operations increased $0.8 million or 5.8% to $14.5 million as compared to $13.7 million and indirect labor from corporate overhead increased $1.3 million or 17.3% to $8.8 million as compared to $7.5 million. Non-cash stock compensation increased $0.3 million or 9.7% to $3.4 million as compared to $3.1 million. During 2019 and 2020, we classified common shares subject to repurchase as a liability and recorded periodic changes in the fair value of the liability as non-cash stock compensation charges. During December 2020 we modified certain agreements with shareholders that were causing such liability classification. The increase in non-cash stock compensation primarily results from an increase in the changes in the fair value of the liability related to common shares subject to repurchase of $12.6 million on the date of modification as compared to $8.3 million for the year ended December 31, 2019. Offsetting increases to selling, general and administrative was a decrease of $1.5 million or (7.6%) in general corporate overhead expenses to $18.3 million as compared to $19.8 million. These decreases were in large part the result of reduced travel and associated expenses due to restrictions relating to the COVID-19 pandemic. Settlements and other non-core expenses decreased ($1.6) million or (100.0%) to $0.0 million for the year ended December 31, 2020 as compared to $1.6 million for the year ended December 31, 2019. For the year ended December 31, 2019, selling, general and administrative expenses include a one-time $1.3 million legal settlement not in the ordinary course of business relating to a landlord-tenant dispute over a lease we assumed in Chicago.

Depreciation and amortization increased $1.5 million or 187.5% to $2.3 million as compared to $0.8 million. The primary increase in depreciation and amortization is $1.3 million resulting from the conversion of our equipment and vehicle operating leases to capital leases on September 30, 2020. Amortization of leasehold improvements increased $0.3 million to $0.7 million as compared to $0.4 million. Depreciation of other property, plant and equipment and amortization from intangible assets decreased by ($0.1) million to $0.3 million as compared to $0.4 million.

(Gains) loss on sale of certain IT equipment and automobiles remained unchanged at $(0.1) million of gain on the disposal of such assets.

Income from Operations

Income from operations decreased ($1.1) million or (36.7%) to $1.9 million for the year ended December 31, 2020 as compared to $3.0 million for the year ended December 31, 2019. The decrease in income from operations is the result of increases in operating expenses detailed above.

Other (Income) Expense

Other (income) expense increased $0.5 million to $0.1 million of income for the year ended December 31, 2020 as compared to a $0.4 million expense for the year ended December 31, 2019. The increase is primarily the result of income derived from rebates and incentives. Net interest expense remained unchanged at $0.6 million.

Income Tax Expense

Income tax expense remained unchanged during the year ended December 31, 2020 at $1.0 million. For the years ended December 31, 2019, and 2020 we were a cash basis taxpayer, which affects the timing of the payment of tax but not the expense of tax. Our current tax expense increased $0.1 million to $0.7 million as compared to $0.6 million and our deferred tax expense decreased $0.1 million to $0.3 million as compared to $0.4 million. For the year ended December 31, 2020, we utilized $0.3 million of research and development tax credit to offset our estimated tax liability resulting in a net, after allowance, long-term carry-forward deferred credit balance of $1.6 million.

Income Before Tax and Net Income

Income before tax expense decreased by $0.6 million or (23.1%) to $2.0 million for the year ended December 31, 2020 as compared to $2.6 million for the year ended December 31, 2019. Net income decreased by $0.5 million or (33.3%) to $1.0 million for the year ended December 31, 2020 as compared to $1.5 million for the year ended December 31, 2019. Net income margin decreased by 0.5 percentage points to 0.8% for the year ended December 31, 2020 as compared to 1.3% for the year ended December 31, 2019. The decrease in net income is primarily due to increases in our operating expenses that exceeded the increase gross revenue after direct contract costs.

Other financial information and Non-GAAP key performance indicators

Net service billing (non-GAAP)

Net service billing increased $6.1 million or 6.3% to $103.7 million for the year ended December 31, 2020 as compared to $97.6 million for the year ended December 31, 2019. Net service billing reconciles to gross revenue in thousands as follows:

	For the year ended December 31,
	2019	2020
Gross Revenue	$113,724	$122,020
Less: sub-consultants and other direct expenses	16,119	18,360

Net service billing	$97,605	$103,660

Net service billing decreased by 0.8 percentage points to 85.0% of gross revenue for the year ended December 31, 2020 as compared to 85.8% for the year ended December 31, 2019. The nominal change reflects a consistent mix of revenue from our workforce and revenue derived from sub-consultants and other direct expenses.

Adjusted EBITDA (non-GAAP)

Adjusted EBITDA increased $0.8 million or 6.1% to $13.9 million for the year ended December 31, 2020 as compared to $13.1 million for the year ended December 31, 2019. Adjusted EBITDA reconciles to net income in thousands as follows:

	For the year ended December 31,
	2019	2020
Net income	$1,526	$990
+ interest expense	609	565
+ tax expense	1,038	989
+ depreciation & amortization	797	2,277

EBITDA	$3,970	$4,821
+ non-cash stock compensation	4,281	5,085
+ non-reoccurring operating lease rent	3,307	2,521
+ settlements and other non-core expenses	1,552	1,461

Adjusted EBITDA	$13,110	$13,888

For the years ended December 31, 2019, and 2020, adjusted EBITDA includes $4.3 and $5.1 million, respectively, relating to non-cash stock compensation expenses resulting from changes in the periodic measurement of the liability to common shares subject to repurchase under ASC Topic 718. During December 2020, we modified certain agreements causing the redemption for accounting purposes of substantially all common shares subject to ASC Topic 718 classified as liabilities.

For the years ended December 31, 2019, and 2020, adjusted EBITDA includes $3.3 and $2.5 million, respectively, relating to non-reoccurring lease expenses. On September 30, 2020, we refinanced our outstanding operating leases with TCF Bank and Enterprise Leasing to capital leases (see Leasing Arrangements herein). Accordingly, we increased our short- and long-term capital lease debt and eliminated all future rent expense relating to these operating leases. To present a meaningful representation of the impact of the new capital leasing structure on our combined financial results, and normalize the presentation of EBITDA, we added the non-reoccurring operating lease expenses to its adjusted EBITDA for the years ended December 31, 2019 and 2020.

For the years ended December 31, 2019, and 2020, adjusted EBITDA includes $1.6 and $1.5 million, respectively, relating to settlements and non-core period expenses. Settlements and non-core expenses for the year ended December 31, 2020 included a write off relating to certain non-core accounts receivable created in connection to services provided in prior years. Settlements and non-core expense for the year ended December 31, 2019 included a legal settlement relating to a dispute with a commercial office property owner in connection with our 2013 expansion into Chicago.

Adjusted EBITDA Margin, net (non-GAAP)

Adjusted EBITDA Margin, net represents Adjusted EBITDA, as defined above, as a percentage of net service billing, as defined above. For the years ended December 31, 2019 and 2020, net income margin was 1.3% and 0.8%, respectively and adjusted EBITDA Margin, net was 13.4% and 13.4% respectively.

Backlog (other key performance metrics)

Our backlog increased $2.0 million or 1.8% to $113.4 million at December 31, 2020 as compared to $111.4 million at December 31, 2019. The increase in backlog is attributable to increased sales of new work, primarily associated with growth in contracts relating to utility and energy services.

At December 31, 2019 and 2020, our backlog was comprised as follows:

	December 31,
	2019	2020
Communities, homes & buildings	43.6%	42.7%
Transportation	38.6%	28.0%
Power & Utilities	17.1%	24.8%
Other emerging markets	0.7%	4.5%

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents balances, cash flow from operations, borrowing capacity under our asset-based credit facility, lease financing and proceeds from stock sales. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures, repayment of debt, and acquisition related payments. On December 31, 2020, we maintained a $17.0 million revolving credit facility with Bank of America, our primary lender. Under the terms of credit facility, available cash in our primary operating account sweeps against the outstanding balance every evening. Our cash on hand therefore generally consists of petty cash and other non-operating funds not included in the nightly sweep. Our cash on hand decreased by $0.1 million at December 31, 2020 as compared to December 31, 2019. Prior to September 30, 2020, we typically funded capital expenditures for vehicles, IT and design infrastructure, geomatics technology and field survey production equipment through operating lease facilities. On September 30, 2020, we refinanced our primary operating leases to capital leases. Our two primary lease finance providers are TCF Bank and Enterprise Leasing. We regularly monitor our capital requirements and believe our sources of liquidity, including cash flow from operations, existing cash and borrowing availability under our credit facility and capacity with our lease finance providers will be sufficient to fund our projected cash requirements and strategic initiatives for the next year.

The recent COVID-19 pandemic has not had a material impact on our capital expenditures for the year ended December 31, 2020. While we are not a capital-intensive business, we generally budget for capital spending of approximately 2-3% of gross revenue per year for IT and geomatics equipment, tenant improvements and vehicles.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	For the year ended December 31,
Combined Statement of Cash Flows ($ in 000s)	2019	2020
Net cash provided by (used in) operating activities	$8,218	$10,770
Net cash provided by (used in) investing activities	(4,271)	(2,414)
Net cash provided by (used in) financing activities	(3,610)	(8,479)
Change in cash, cash equivalents and restricted cash	337	(123)
Cash and cash equivalents, end of period	509	386

Operating Activities

Cash from operating activities increased by $2.6 million to $10.8 million for the year ended December 31, 2020 as compared to $8.2 million for the year ended December 31, 2019. Operating cash flow increases year over year were independent of changes in net income because we experienced increased non-cash expenses from stock compensation and depreciation while improving collection on accounts receivable and reduced certain operating expenses such as travel and transportation in response to COVID-19 restrictions. During the year ended December 31, 2020, we generate cash from operations based on profitable results of operations exclusive of non-cash expenses. In spite of the COVID-19 pandemic, we were able to generate cash by continuing to produce revenue growth, collect timely on accounts receivable and defer $2.5 million of payroll taxes based on allowances in the CARES Act.

Cash from operations for the year ended December 31, 2020 includes $1.0 million of accrual net income, adjusted for non-cash expenses including $0.3 million of deferred taxes, $2.3 million of depreciation and amortization, $5.1 million of equity-based compensation, $0.5 million of deferred rent and $3.0 million of bad debt charges, including a $1.4 million write off relating to prior period accounts receivable. Operating activities that reduced cash from operations included a $0.5 million reduction to accounts payable and other accrued assets, and a $2.9 million increase in net contract liabilities.

Cash from operations for the year ended December 31, 2019 includes $1.5 million of accrual net income adjusted for non-cash expenses including $0.4 million of deferred taxes, $0.8 million of depreciation and amortization, $4.3 million of equity-based compensation, $3.5 million of deferred rent and $0.5 million of bad debt charges. Operating activities that reduced cash from operations included a $5.4 million increase to accounts receivable and a $0.9 million increase in net contract assets.

Investing Activities

Cash from investing activities increased by $1.9 million to ($2.4) million for the year ended December 31, 2020 as compared to ($4.3) million for the year ended December 31, 2019. During the year ended December 31, 2020, we converted from operating leases to capital leases and invested in intangibles relating to our domain name and the acquisition of BNCL. Uses of cash from investing activities for the year ended December 31, 2020 included $0.9 million for property and equipment, $1.4 million of net amounts advanced under notes and loans to stockholders and $0.4 million for the purchase of intangible assets. Sources of cash from investing activities included $0.1 million of proceeds from sale of assets and $0.2 million of collections on stock notes receivable.

Uses of cash from investing activities for the year ended December 31, 2019, included $3.4 million for property and equipment and $1.2 million of net amounts advanced under notes and loans to stockholders. Sources of cash from investing activities included $0.1 million of proceeds from sale of assets and $0.2 million of payments on stock notes receivable.

Financing Activities

Cash from financing activities decreased by $4.9 million to ($8.5) million for the year ended December 31, 2020 as compared to ($3.6) million for the year ended December 31, 2019. Cash generated by operating activities and a motivation for deleveraging drove uses of cash from financing activities for the year ended December 31, 2020. Uses of cash from financing activities included a net $4.9 million for payments toward the company’s line of credit facility, $1.8 million for repayment of notes payable, $1.1 million for payments on capital leases, $0.9 million for offering costs relating to the Company’s IPO, and $1.3 million of payments for purchase and retirement of common stock. Sources of cash from financing activities included $2.0 million from borrowings under fixed lines of credit.

Uses of cash from financing activities for the year ended December 31, 2019 included $2.6 million for repayment of the company’s line credit facility, $0.8 million for repayment of notes payable and $0.2 million for payment under fixed line of credit. There were no material sources of cash from financing activities other than $0.1 million from the issuance of common stock during the period.

Credit Facilities and Other Financing

Line of Credit

In 2017, we entered into a credit agreement (the Credit Agreement) with Bank of America (the Bank) which included a revolving line of credit (the Revolving Line) and a non-revolving line of credit (the Fixed Line #1). The Revolving Line allowed for repayments and re-borrowings. The maximum advance was equal to the lesser of $12.4 million (the Credit Limit) or the Borrowing Base as defined in the Credit Agreement. The Borrowing Base is computed based upon a percentage of eligible receivables within each aging category under 120 days and is further refined for customer type. Receivables in excess of 120 days and those from related parties or affiliates are not eligible receivables for the Borrowing Base.

During the year ended December 31, 2019, the Credit Limit increased to $15.0 million and the maturity date extended to July 31, 2021. During the year ended December 31, 2019, a second non-revolving line of credit was established (Fixed Line #2). During the year ended December 31, 2020, the credit limit increased to $17.0 million and we entered into an additional credit agreement with Bank of America (Facility #4). Both of these credit agreements contain certain financial covenants with which we were in compliance at December 31, 2019, and 2020.

The Revolving Line requires monthly payments of interest at the London Interbank Offered Rate (LIBOR) daily floating rate, plus an applicable rate which varies between 2.35% and 2.95% based on the Company achieving certain leverage ratios as defined in the Credit Agreement. On December 31, 2019 and December 31, 2020, the interest rate was 3.79% and 3.60%, respectively. All outstanding principal is due upon expiration, which is July 31, 2021 unless the agreement is renewed, or an event of default occurs. The Revolving Line appears as line of credit on our combined balance sheets.

Fixed Line #1 has a maximum advance of $1.0 million, does not allow for re-borrowings, and is included in notes payable. Beginning October 1, 2017, the Company began paying interest on a monthly basis at a rate per year equal to LIBOR plus 2.75%. On December 31, 2019 and December 31, 2020, the interest rate was 4.51% and 2.91%, respectively. Commencing August 31, 2018, we began paying the outstanding principal balance in sixty equal monthly installments through maturity in August 2023. On December 31, 2019 and December 31, 2020, the outstanding balance on Fixed Line #1 was $0.7 million and $0.5 million, respectively.

Fixed Line #2 has a maximum advance of $1.0 million, does not allow for re-borrowings and is included in notes payable. As of the year ended December 31, 2019 the company had not yet drawn on this line. Beginning April 1, 2020, we began paying interest monthly at a rate per year equal to LIBOR plus 2.00%. On December 31, 2020, the interest rate was 2.15%. Commencing the earlier of i) the date no remaining amount is available under the Fixed Line or, ii) August 31, 2020, we were obligated to pay the then outstanding principal balance in sixty equal monthly installments through maturity in September 2025. On December 31, 2020, the outstanding balance on Fixed Line #2 was $0.8 million.

Facility #4 is a term loan with a principal loan amount of $1.0 million and included in notes payable. The loan is repaid over thirty-six months beginning April 13, 2020 through maturity on March 13, 2023. The payments consist of principal and interest in equal combined installments of $29,294. The interest rate on this loan is 3.49%. On December 31, 2020 the outstanding balance on Facility #4 was $0.9 million.

We secure our obligations under the Credit Agreement with substantially all our assets and those of our subsidiaries and combined entities under common control. Mr. Bowman as controlling shareholder (“Guarantor”) guarantees fixed Line #1. Our obligations to the Guarantor and certain other stockholders of the Company are subordinate to our obligations under the Credit Agreement and Fixed Line loans. We must maintain certain financial covenants defined in the Credit Agreement. As of December 31, 2020, we were in compliance with such financial covenants.

Interest expense on the Revolving and Fixed Lines totaled $0.4 million and $0.3 million during the years ended December 31, 2019 and December 31, 2020.

Lease Facilities

We have master lease facilities with TCF Bank and Enterprise Leasing. The TCF Bank lease facility finances our acquisition of IT infrastructure, geomatics and survey equipment, furniture and other long-lived assets. The facility allows for both operating and capital leasing under separate schedules. We treat operating lease payments as rental expenses included in selling, general and administrative expenses and allocate capital lease payments between amortization and interest. The Enterprise lease facility finances the acquisition of field trucks and other service vehicles. We maintain a fleet of approximately 200 vehicles at any given time.

On September 30, 2020, we converted the remaining operating leases for equipment and vehicles to capital leases and recorded the associated equipment purchases and capital lease liability, current and non-current. The payment terms on the lease agreements range between 30 and 50 months with payments totaling approximately $0.3 million per month. We use an incremental borrowing rate of 3.25%, which is the rate on the revolving line of credit as of September 30, 2020, to calculate the present value.

For more information on our capital leases, see Note 20 of the accompanying Notes to Combined Financial Statements.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, no special purpose entities, and no activities that include non-exchange-traded contracts accounted for at fair value.

BUSINESS

The following discussion of our business should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This section provides information in accordance with the scaled SEC disclosure rules available to “emerging growth companies” and “smaller reporting companies.”

Our Company

Bowman is a professional services firm delivering innovative engineering solutions to customers who own, develop, and maintain the built environment. We provide planning, engineering, construction management, commissioning, environmental consulting, geomatics, survey, land procurement and other technical services to over 2,200 customers operating in a diverse set of end markets.

Gary Bowman, our Chairman, Chief Executive Officer, and largest shareholder, founded Bowman in 1995. Over the past 10 years, we have experienced a roughly four-fold increase in revenue to $122.0 million for the year ended December 31, 2020. Over that period, we have risen 255 spots on the ENR Top 500 Design Firms list to a ranking of 154 on the 2020 list. We have achieved this growth through both organic expansion and acquisitions. Today, our workforce of over 750 employees provide services to over 2,800 active customer projects from thirty-two offices throughout the United States.

We work as both a prime and sub-consultant for a broad base of public and private sector customers that generally operate in highly regulated environments. Our public sector assignments originate from customers that are utilities, government agencies (federal, state, and local), military branches, school systems, transportation departments and water authorities. Our private sector assignments originate from customers that operate in commercial markets including data centers, renewable energy, residential and commercial real estate, big-box and convenience retail, mining, and healthcare.

We are committed to promoting inclusion and engagement, principles we believe are critical to our success. We continue to focus on the hiring, retention, and advancement of a representative workforce. We have focused our recent efforts in four areas: inspiring innovation through an engaging culture; expanding our efforts to recruit and hire diverse talent; advocating and facilitating internal affinity groups; and identifying opportunities to implement environmental, social and governance initiatives. We are defined by our core values and purpose. Our culture revolves around a top to bottom commitment to the relentless creation of opportunities for aspiring people to thrive and achieve ambitious goals.

We have a diversified business that is not dependent on any one service line, geographic region, or end market. We are deliberate in our efforts to balance our sources of revenue and avoid reliance on any one significant customer, service line, geography, or end market concentration. As a result, we believe our business is resilient and less likely affected by political and economic cycles.

We develop and maintain loyal and long-standing relationships with our customers that result in repeat assignments, which we believe benefits us through lower business development and client acquisition expenses as compared to those associated with developing new customers. Our strategic focus is on penetrating and expanding our presence in markets which best afford us opportunities to secure assignments that provide reoccurring revenue and multi-year engagements. These engagements typically produce dependable and predictable revenue streams with high employee utilization which leads to increased profitability. Approximately 16% and 22% of our revenues for the years ended December 31, 2019 and 2020, respectively, were derived from multi-year contracts which we consider to be reoccurring revenue assignments.

While our business is not subject to significant regulation, the services we provide to our customers address various federal, state and local regulations that must be complied with to receive approval to proceed. In connection with the process of bidding for and being awarded certain government assignments we are required to provide an annual Federal Acquisition Regulation rate audit that determines our overhead reimbursement allowance. With respect to the operation of our business, we are subject to professional licensing requirements that vary by state.

Each state establishes licensing and organizational requirements for our services. Certain states allow only individuals and individually owned professional services corporations to hold licenses. In those states, there may be grandfathering exemptions that allow corporations to hold licenses. In the event a state does not allow a corporation to hold a license, we have in the past formed professional services corporations owned by Mr. Bowman and other employees to facilitate our ability to work in such states. In connection with our initial public offering we purchased a qualified North Carolina corporation (see Certain Relationships and Related Party Transactions, and Consolidating Transactions in Connection with this Offering). To the extent we cannot adequately satisfy a state’s licensing requirements, we do not operate in that state. As of April 6, 2021, we are licensed to operate in 43 states.

During our 25 years in the engineering and consulting business, we have worked with such clients and on such well-known projects as (in alphabetical order):

•	Andrews Air Force Base

•	City of Austin

•	City of Chicago

•	Department of Interior

•	Dominion Energy Strategic Underground Program

•	Eagle P3 Commuter Rail (CO)

•	Fairfax County Government

•	Federal Emergency Management Agency

•	Ferrovial

•	Florida Department of Transportation

•	Florida Power & Light Storm Underground Program

•	Fort Bliss

•	Grand Parkway (TX)

•	General Services Administration

•	Holocaust Memorial Museum

•	Iberdrola

•	Illinois Department of Transportation

•	Illinois State Toll Highway Authority

•	International Monetary Fund

•	Interstate 66 (VA)

•	Lower Colorado River Authority (TX)

•	Luke Air Force Base

•	Mesquite Solar Complex (AZ)

•	Naval Facilities Engineering Systems Command

•	Nisource Columbia Gas
•	O’Hare International Airport

•	Pentagon

•	Peoples Gas

•	Quantico Marine Corps Base

•	San Antonio River Authority (TX)

•	Smithsonian Museum

•	South Florida Water Management District

•	Southwest Gas Holdings

•	Tampa Electric Storm Protection Program

•	Texas Department of Transportation

•	US Patent and Trademark Office

•	Virginia Department of Transportation

•	Walter Reed Army Medical Center

•	Washington Gas

•	World Bank

The time between contract assignment, notice to proceed and completion varies by customer and assignment. As we secure assignments we accrete our backlog of unbilled revenue and as we execute on assignments, we deplete our backlog of unbilled revenue. New and continuing assignments from existing customers, business development efforts and acquisitions fuel the growth of our backlog. As of December 31, 2020, we had $113 million of backlog representing a trailing 11 months of a gross revenue and a 10.8% compound annual growth rate from our backlog of $92 million as of December 31, 2018.

We are deliberate about managing risk and therefore limit our exposure by providing professional and related services exclusively. We do not engage in general contracting activities either directly, or through joint ventures, and therefore have no related exposure. We are not a partner in any design-build construction projects, and we carry no equipment inventory. Our risk of contract loss is generally limited to the cost of internal labor cost associated with fixed fee, professional services assignments.

We have substantial experience with acquisitions. Over the past ten years, we have successfully completed 16 acquisitions of engineering and consulting services companies including our most recent acquisition of KTA Group in January 2021. Through these acquisitions, we have established new geographic footprints, added service lines, increased our depth of leadership, expanded our end markets, and enhanced our portfolio of experience. Our industry is highly fragmented presenting opportunity to build scale through consolidation. We are continuously active in the market for acquisitions maintaining a healthy pipeline of opportunities. Our acquisition strategy is to identify targets that align with our culture and permit rapid integration rendering the acquired entity’s operations fully consolidated into ours within one year. We intend to use a portion of the proceeds of this offering and our status as a public company to accelerate our program of growth through acquisition in the coming years.

Competitive Strengths

We are an agile, growth-oriented engineering services firm committed to providing essential technical and professional services to a broad base of long-term and repeat customers. The recurring needs of our customers for technical services to monetize and operate their assets makes us essential to their ongoing operations. Our commitment to quality and reliability with respect to designs, plans and customer service has enabled us to create durable, long-term customer relationships. Today we serve over 2,200 customers with more than 65% having engaged with us for multiple assignments over the past three years. We deliberately focus many of our business pursuits in environments where laws and regulations create a level of complexity that places a premium on the value of our services, thereby providing us openings to develop new customer loyalty through creative problem solving. Our base of repeat customers and multi-year contracts reduce our customer acquisition expenses and provide increased visibility into future revenues, allowing us to make investments confidently to expand and take market share from competitors. We believe our competitive strengths include:

National scale and brand. Our professional staff of over 750 employees operates out of thirty-two core offices and 15 states. Our scale has helped to create a national brand within our industry associated with quality and timely delivery of technical services. The reputation of our brand allows us to extend existing customer relationships, efficiently attract new customers and recruit and retain a credentialed and representative workforce. The strategic locations of our offices support broad recruiting capabilities while the integrated nature of our technology enables flexible remote work and efficient cross-utilization of both work experience and production resources thereby enhancing profitability. Our diversified geography increases our sources of revenue and income, thereby insulating us from concentrated economic or political disruptions.

Resilient, low-risk business model. We believe that the market for the engineering and related technical services that we perform is generally resilient to long-lasting economic cyclicality and that our business model results in lower risk relative to our competitors. Our revenue is not concentrated with any customer, geography, end market, or service line. For the year ended December 31, 2019, and 2020, our top 10 customers represented 34% and 34% of our net service billing, respectively. Our largest expense is labor, which can be adaptively aligned with changing market conditions. We operate an asset-light model that leverages advanced design, data analytics and geospatial technologies to enhance the productivity of our mobile and adaptable workforce. We further control risk by working with established, credit worthy customers. Our focus on long-term and multi-year assignments results in a significant backlog of contracted work providing reliable visibility to near and mid-term revenue that enable us to proactively anticipate and adjust staff needs. Additionally, we limit out financial risk by not engaging in general contracting activities, exposing ourselves to substantial construction risk or posting bid or performance bonds.

Dedicated founder, experienced leadership team, valuable technical workforce, and entrepreneurial culture. Gary Bowman has led our Company since its founding in 1995. In his position as Chairman and Chief Executive Officer, Mr. Bowman sets the Company’s vision, guides the establishment of its strategic objective, and leads its executive team. Mr. Bowman’s connection with our customers and staff is rooted in over 40 years of experience in our industry. As our largest shareholder, Mr. Bowman is committed to actively leading the Company and maintaining a substantial ownership position for the long-term future.

Our senior executive team is highly experienced, with an average tenure of over 35 years in their respective areas of responsibility. The team has a proven record of accomplishment with respect to driving organic growth, executing, and integrating acquisitions, implementing internal controls and managing regulatory compliance. The members of our board of directors are all highly accomplished senior executives with extensive private and public business experience.

We have a highly technical workforce of over 750 employees, of which more than 30% hold certifications by various industry and regulatory bodies. Our dedication to growth of opportunity for our employees has enabled us to attract and retain exceptional talent. We embody a set of cultural values that promote entrepreneurship, personal growth, and responsibility. We are committed to advancing diversity and inclusion in our workforce. We have built an organization uniformly aligned in its mission, values, purpose, and goals.

Proven ability to grow both organically and through acquisition. Over the past ten years, our annual revenues have grown roughly four-fold to approximately $122 million for the year ended December 31, 2020. We have accelerated our growth by identifying and closing acquisitions of companies with workforces that align with our culture. Fundamental to our successful record of growth has been our leadership team’s ability to identify, execute and integrate strategic acquisitions whereby we expand into new geographies, add new capabilities to generate organic growth and extend our industry-leading platform. Our acquisition integration approach rapidly facilitates cross-cultivation of experiences, employee collaboration and cross selling of services. Within a year’s time, acquired companies become fully integrated within our overall operations.

Industry Overview

Our operations encompass nearly every aspect of the U.S. domestic built environment. We provide planning, engineering, construction management, commissioning, environmental consulting, geomatics, survey, land procurement and other technical services to markets that develop and manage the buildings in which people live, work, and learn; the systems that manage and distribute water, electricity, and other vital services; the roads, bridges, and transportation systems used to get from place to place; and the safeguards that ensure public health and safety every day. Our public sector customers include government agencies (federal, state, and local), military branches, educational institutions, transportation departments and water authorities. Our private sector customers include investor-owned utilities, participants in the renewable energy marketplace, owners of data centers, developers and owners of residential and commercial real estate, operators of big-box and convenience retail chains, and mining concerns.

The market for engineering services in the United States is large, with an expected total revenue of $204 billion in 2020, according to IBISWorld. With over 130,000 firms, a large proportion of whom are small-scale organizations focused on specific local markets or specialized niches, the industry is extremely fragmented. As reported in Engineering News-Record, the 500 largest firms in our industry generated approximately $86 billion in revenue in 2019 within the United States, with the ten largest firms accounting for $27 billion of that revenue. According to IBISWorld, from 2015 through 2019 the market for engineering services grew at a modest rate due to increasing construction activity. IBISWorld projects the industry will grow at an annualized rate of 2.8% over the next five years and increase to $234 billion in revenue by 2025.

As with most fragmented industries with extensive participation of privately held companies there is an active market for ownership transition and consolidation activity, with larger participants actively engaging in growth through acquisitions. The technical complexity of most projects performed in the industry effectively restricts the free flow of new entrants, limiting participation to those with demonstrated capacities across a range of projects. Qualifications, sophisticated technical skills, expertise, and scale are prerequisites for successful industry participation. Companies aspiring to enter the market must have sufficient skilled human capital to complete complex projects, and the financial resources to provide adequate risk management and cover working capital requirements. These factors serve as both a barrier to entry and a catalyst for consolidation.

Our Markets

We have strategically and deliberately diversified the number of markets that we serve to reduce our dependence on any single market segment and to dampen the effects of business cycles in our markets. While we are bullish on all the market spaces that we currently occupy, we intend to especially focus our growth initiatives on markets that possess the following characteristics:

•	High potential for reoccurring revenue and multi-year assignments

•	Engagement with renewable energy, energy transition, and energy efficiency activities

•	Aging and failing infrastructure in need of upgrade and replacement

•	Transformational investment paradigms such as privatization

•	Economic vitality and attractive growth in population and workforce

•	Regulatory complexity

The markets we serve typically require participants to engage with several of our services, affording us the opportunity to cross sell, optimize revenue potential, and differentiate ourselves as a single source supplier.

We have a significant presence in each of the following markets we currently serve:

Power and Utilities

Much of the power, gas, and water infrastructure in the U.S. has reached or passed its useful life span. Major power outages due to increasingly severe weather events is a growing problem which the Department of Energy estimates is costing the U.S. at least $150 billion per year. The Electric Power Research Institute estimates the cost to move the U.S. to a smarter national grid with better protection against blackout events to be somewhere between $338 billion and $476 billion. Utilities, policy makers, and communities have agreed for years that the aging electric transmission and distribution grid in the U.S. needs to be substantially upgraded to withstand the challenges of the future. The U.S. power grid faces unrelenting pressure to accommodate new applications and technologies such as electric vehicles, distributed generation, and battery storage. The proliferation of data centers, the internet of things, and artificial intelligence with its associated electrical demand is straining the U.S. power grid and creating a sense of urgency around maintenance and upgrade. According to the ASCE Report Card for America’s Infrastructure, the U.S. electric infrastructure will require capital investment of $637 billion over the next ten years.

Degradation of the safety and sustainability of natural gas distribution systems is advancing the infusion of public investment and private, returns-driven capital. The entrance of private capital into the historically public utility market, and the associated timely demand for return on investment, has catalyzed the pace of multi-year expenditures on critical infrastructure. As reported by The Council of State Governments, natural gas utilities spend $19 billion annually to enhance the safety of the natural gas system. Examples of our multi-year reoccurring revenue assignments in the utilities space include undergrounding of electric distribution lines, procurement of rights-of-way and easements, gas distribution system mapping, and design for gas distribution pipeline replacement.

We serve end clients in the power and utility space such as AEP, Dominion Energy, Florida Power and Light, Lower Colorado River Authority, NiSource Columbia Gas, Southwest Gas, Peoples Gas of Illinois, and Tampa Electric.

For the year ended December 31, 2020, Power and Utilities represented 16.7% of our gross contract revenues.

Transportation

Utilization of transportation infrastructure within the domestic built environment far exceeds its intended capacity. The aging of the current installed transportation base and increasing load usage are forcing public authorities either to increase the capacity of their systems or privatize the operation of their roads, bridges, and tollways. The transportation market has experienced broad increases in federal funding from U.S. Department of Transportation initiatives as well as explosive for-profit privatization. The Federal Highway Administration estimates that nearly a quarter of the nation’s bridges are deficient and require replacement or rehabilitation.

Economic and population growth in major metropolitan areas will drive demand for spending on expanded roadway capacity. The ASCE Infrastructure Report Card rates the state of the U.S. Highway system as “D+” and estimates spending requirements of over $2.5 trillion over the next ten years on U.S. surface transportation infrastructure. Providing construction management services to departments of transportation and toll authorities has been a proven and dependable source of multi-year and reoccurring revenue.

We serve public and private transportation customers that include Ferrovial, Florida Department of Transportation, Illinois Department of Transportation, Illinois State Toll Highway Authority, Texas Department of Transportation, and Virginia Department of Transportation.

For the year ended December 31, 2020, Transportation represented 16.0% of our gross contract revenue.

Communities, Homes and Buildings

Encompassing all the places we live, sleep, work, and play, this market is foundationally aligned with all day-to-day factors that are either influenced by or influence economic activity. Fueled by the commitment of the current Federal Reserve Bank to maintain historically low interest rates, changing population demographics, and evolving remote work dynamics, the market for design, construction and maintenance of new and renewed communities, homes and buildings presents us with continually expanding opportunities. The Covid-19 pandemic has, however, introduced an element of uncertainty as to the continued growth of the market for communities, homes and buildings.

Residential. Several factors align to produce durable tailwinds for the housing market. A decade into the recovery from the Great Recession of the late 2000s, home sales have yet to recover from pre-recession highs. Over the same period, there was a rapid expansion of the rental housing market as the large millennial generation entered the prime life stage for housing. From 2005 until 2016, growth in renter households outpaced growth in owner households. However, that trend is now reversing. According to tradingeconomics.com, U.S. homeownership peaked at 69.2% in 2004, reached a nadir of 63.7% in 2016, and averaged 66.9% over the first three quarters of 2020. Reinforcing the positive homeownership driver, in our belief, is the remote working trend spurred by the COVID-19 pandemic which has resulted in further exurban migration and will accelerate new ‘outer-ring’ housing construction. Builder optimism is currently highest in the West and South which, according to Wells Fargo accounted for 80% of single-family starts in the third quarter of 2020; regions where we have a well-established presence in the residential market. Our history serving the residential market goes back to our beginning and we work for most of the large national homebuilders including Lennar Homes, NV Homes, Richmond American Homes, and Toll Brothers.

Commercial and Retail. Changes in shopping and consuming habits spurred by e-commerce, accelerated by recent stay at home trends and orders, have, in our belief, resulted in a massive reconfiguration of commercial and retail physical plant along with the configuration of their surrounding site elements. Brands are rushing to the detachment experience due to fear of an enduring pandemic environment. As an example, a large coffee shop chain as part of an initiative to “increase convenience-led formats” in the U.S. including both drive-thru and curbside pickup options, closed 400 traditional locations in North America while adding 300 net new convenience-oriented locations throughout North America in their place. Savvy and well capitalized developers and operators in this market will continue to demand our services in response to evolving market forces. We serve national retailers such as Chick-fil-A, Chipotle, Circle K, Starbucks, and Whataburger.

Institutional and Government. As our economy and population grows, the market to construct new, expanded, and modernized government facilities, educational structures, military installations, and mission critical complexes expands continuously. State and local governments experience increasing demand from their constituents for safe, efficient, and environmentally friendly facilities. Evolving demographics and associated demands for municipal and recreational services are increasing the need for new and updated government infrastructure. Communities are placing a growing emphasis of focus on environmental impact and sustainability as seen through the implementation of smart- and green-building technologies in new and retrofit facilities. As the economy reopens and building occupancies recover to pre-pandemic states, we believe there will be a tremendous demand for retrofits of ventilation, air handling, air quality monitoring, and filtration systems in order to ensure healthier indoor environments necessary to mitigate the spread of infectious respiratory diseases. We have served institutional and government clients such as American University, George Washington University, GSA, INOVA Health System, Loudoun County Schools, National Reconnaissance Office, New Jersey Institute of Technology, O’Hare International Airport, Rutgers University, Smithsonian Institution, U.S. Army, and the U.S. Patent and Trademark Office.

For the year ended December 31, 2020, Communities, Homes and Buildings represented 62.6% of our gross contract revenue.

We are engaged in activities in each of the following markets which we consider to be emerging opportunities.

Renewable Energy

Renewable energy encompasses all activities supporting the energy sector’s transition away from fossil-based systems of energy production in favor of renewable energy sources such as wind and solar, as well as lithium-ion batteries. According to Wood Mackenzie, (i) wind and solar will increase three-fold over the next twenty years to account for 30% of U.S. power generation by the year 2040, (ii) electric vehicle units will increase from 11 million to 323 million by the year 2040, supplanting traditional gas and diesel vehicles in the process, and (iii) the U.S. will need to invest one trillion dollars per year in new energy capacity over the next 20 years to meet the demands of economic growth and energy transition. In its report Renewables 2020—Analysis and forecast to 2025, the International Energy Agency predicts that renewables are expected to account for 95% of the net increase in global power capacity through 2025. During that period, the share of renewables in electricity generation is forecast to grow from 27% in 2020 to 33% in 2025. Furthermore, during the 2020-2025 forecast period, combined wind and solar capacity is expected to double achieving two important milestones: their total installed capacity is expected to surpass that of natural gas in 2023 and that of coal in 2024. During that time, Business Wire forecasts an annual growth rate of more than 15% for the highly fragmented United States solar energy market alone.

Limited natural resources, increasing demand and disruptive innovation are driving consequential private and public investment in the expansion of renewable energy facilities. Increasing demand for industrial grade renewable infrastructure and expanded capacity within existing facilities create an exceptional depth of opportunity for the sale of our services. We provide planning, environmental consulting, land procurement, civil and electrical engineering, and program management services to customers in the renewable energy space.

We serve solar developers, wind developers, and battery storage developers in the renewable energy space such as AEP Renewables, Broadreach Power, Dominion Energy, First Solar, Onyx Renewable Partners, Rynova, Samsung C&T America, Solis Energy, S-Power, and Sun Tribe Power.

Energy Efficiency

Our recent acquisition of KTA Group has provided us the capability and reputation needed to enter the energy efficiency market. Energy efficiency plays a pivotal role in advancing sustainable development within the global economy. Efforts to decarbonize the global energy system and advance the world’s climate objectives are dependent on improving energy efficiency. Technologies and applications such as distributed generation, microgrids, the internet of things, energy as a service, and cogeneration are transforming how we produce, distribute, and consume energy.

As an example of the growth potential of this market, Fortune Business Insights forecasts the global market for the energy-as-a-service market to grow at a compound growth rate of about 12% over the next seven years. The research firm of Markets and Markets forecasts that the global market for microgrids will grow at a compound growth rate of about 10% over the next five years. We view the energy efficiency market as one that is synergistic with the renewable energy market as well as the power and utilities market. Consequently, we intend to focus much of our acquisition effort and resources in this direction.

Water Resources

Water is essential to our lives and to the communities we live in making it critical that we create a sustainable future for our water supply. Balancing the world’s needs for safe, reliable water with protection of this critical natural resource for the future requires a deep understanding of multiple interconnected systems. As water supplies become scarce and in increasing need of protection, and infrastructure needs increase contemporaneously, we collaborate with our customers to develop sustainable solutions to their water, wastewater, and water resources challenges. Our team of water professionals provides water supply distribution and treatment, wastewater collection and treatment, and asset management engineering and consulting services to customers. Rapid urbanization, industrial growth, suburban sprawl, and depleting sources of fresh water are increasing domestic demand for water and wastewater solutions. Expanding regulations governing the treatment, distribution and storage of water resources will intensify demand for adaptive water and wastewater treatment solutions. We assist municipalities, county agencies, public utilities, and private clients in addressing their potable water and wastewater challenges. Our expertise with water solutions ranges from planning, design, construction management, and funding identification. We serve the water resource needs of a variety of customers including the U.S. Navy, Hampton Roads Sanitation District, Fairfax County Water Authority, and Loudoun Water.

Mining

Mining facilities require a variety of generally and specialty engineering services we provide. We primarily serve the Southwest U.S. copper mining industry where we have developed specialized capabilities over time. Copper is buoyed by both near and long-term favorable fundamentals. Chinese demand for copper is exceptionally strong, and stimulus and pandemic recovery are expected to support economic growth that will stimulate additional copper demand. More important, policy driven decarbonization targets are accelerating and copper is a critical component for electric vehicles, charging stations, high-efficiency motors, and renewable energy. According to the International Copper Association, electric vehicles use up to four times as much copper as internal combustion vehicles and renewable energy power generation uses four to five times as much copper as fossil fuel power generation. Copper is crucial for connecting and advancing development of core technologies and smart cities, including artificial intelligence, smart grids, 5G technologies, mobile phones and computers. A study conducted by the Martec group found that the total volume of copper in smart city technology is predicted to rise from 2.7 million tons in 2019 to 4.8 million tons in 2025. Supply of copper is limited due to an aging base supply, limited numbers of in-progress and planned expansion projects, and the substantial time and entitlement challenges for execution of new projects. Our clients are well positioned to benefit from supply constraints facing increasing copper demand. Clients in this space that we serve include Freeport McMoRan and Asarco.

For the year ended December 31, 2020, these emerging markets collectively represented 4.6% of our gross contract revenue.

Consistent with the overall U.S. and global economies, each of our markets was initially affected adversely in its own way during the early stage of the COVID-19 pandemic. Our services in all of our markets were considered essential allowing us to continue working uninterrupted. With the passage of time, our markets have steadily rebounded to at or near pre-pandemic levels of activity.

Growth Strategies

We intend to focus our efforts on the goal of becoming an ENR Top 50 firm within five years of the completion of this offering. We have a long-standing history of robust organic growth rates that are in the upper quartile of industry benchmarks. Our four-fold growth of revenue over the past ten years is comprised of acquisitive growth and organic growth, including significant post-acquisition organic growth in the businesses we have acquired. Two of our universally embraced bedrock cultural values are growth and entrepreneurial spirit. Our commitment to sustaining our unique culture as we continue to expand has been and will continue to be fundamental to maintaining an engaged workforce and driving organic growth throughout our organization.

As a public company, we intend to embark upon a path of substantially more robust growth than we have experienced to date, primarily through a program of accelerated acquisitive growth. The current outlook is positive for each of the markets we work in, and we intend to grow aggressively and opportunistically in each of them. To achieve the aggressive growth targets we have established, we plan to focus effort and resources to markets and opportunities with the following characteristics:

•	High potential for reoccurring revenue and multi-year assignments

•	Increasing renewable energy, energy transition and energy efficiency activities

•	Infrastructure in need of upgrade and replacement

•	Expanding economic vitality and population

•	Complex regulatory requirements

These characteristics of market opportunities are fluid and we may adapt them from time to time to evolving dynamics. We intend to be opportunistic, responsive to evolving macro-economic trends, and evaluate attractive and synergistic opportunities in other markets when they present themselves.

In addition to market expansion, we intend to grow by adding skillsets, service lines and geographic footprints which deepen our market penetration and provide enhanced revenue capture opportunities with our existing and prospective customers. Such strategic and synergistic service line extensions include, but are not limited to, program management, energy management and data management and analytics.

We have built a scalable organizational infrastructure that can accommodate significant growth without a proportionate increase in expense. We have invested time and resources in developing our accounting and financial systems, our management reporting processes, human capital development programs and our information technology infrastructure. As we grow the size and scale of the company, we expect to leverage our investments and general overhead over a larger labor pool, thereby expanding operating margins.

Organic Growth

We engage all our managers in our commitment to responsible growth by encouraging responsible freedom, entrepreneurial spirit, innovative thinking, and collaborative business development. Our leaders and managers are personally invested in our success through equity participation and incentives that are targeted to reward organic growth and successful execution. As a public company, we intend to use our publicly traded equity to enhance this compensation strategy. Creative use of growth connected equity incentives along with a commitment to maintaining our core culture will be key to the entrepreneurial spirit that will drive our growth.

Acquisitive Growth

Although we may use a portion of the net proceeds of this offering for the acquisition of additional assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments in this regard. We plan for acquisitive growth to be the principal way we achieve our goal of becoming an ENR Top 50 firm within five years of being a publicly traded company. We have developed a robust network of third-party representatives working on our behalf to identify future acquisition targets that meet our strategic objectives. We maintain a dynamic pipeline driven by general market awareness of our demand for acquisition, existing relationships we have cultivated, and deliberately directed activity of our representatives. We believe that our proven track record and unyielding commitment to preserving our uniquely entrepreneurial culture as we continue to grow will provide us a competitive edge with acquisition targets as a desirable transaction partner. We intend to impose stringent criteria to the evaluation of targets including:

•	Advances of one or more of our strategic growth objectives;

•	Provides opportunities for cross-selling additional Bowman services;

•	Embodies a culture that is entrepreneurial and compatible with the existing Bowman culture; and

•	Is accretive to our leadership and executive talent pool

Although we will apply rigorous financial discipline in the execution of our acquisition program, purchase price will not always be the primary deal determinant. We evaluate targets holistically, considering all of the factors mentioned above.

Geographic Expansion

We intend to continue a program of robust geographic expansion. Over the foreseeable future, we plan our geographic footprint to be generally limited to the continental United States. While acquisition will generally be the source of new geographies, we may also establish presence in new geographies by opening new offices. To maintain consistency with our acquisition program, we intend to establish a dynamic list of target metropolitan statistical areas (“MSAs”) that will serve as focus areas for expansion. General criteria for our target expansion MSAs include:

•	Population scale of one million or greater;

•	Highly ranked in the Urban Land Institute’s publication Emerging Trends in Real Estate;

•	Location in Mid-Atlantic, Southeast, Sunbelt, Southwest, or Mountain West; and

•	Availability of high caliber, skilled labor force

We expect our geographic expansion decision making to be fluid, flexible, opportunistic, and loosely bound by the criteria described above.

Description of Services

We provide a broad array of professional engineering, technical, and consulting services to customers who own, construct, and maintain the built environment. Our highly accredited and skilled employees utilize an integrated methodology to provide our customers with a consistent and accountable one-stop solution for both simple and highly complex assignments. Our scale, complemented by our breadth and depth of subject matter expertise, allows us to secure work by delivering comprehensive and complete solutions.

Civil and Site Engineering

Since our founding in 1995 as a site/civil engineering and surveying firm, we’ve expanded our presence across the U.S. providing site planning and design services instrumental to creating communities where people live, work and play. Our land plans are attractive, marketable, and economically feasible. We creatively solve the toughest site challenges. Our awareness of, and sensitivity to time, cost, and impacts on surrounding neighborhoods differentiates us and has made us a go-to brand for civil and site engineering. Examples of services include:

•	Conceptual land planning

•	Environmental consulting and permitting

•	Planning / zoning and entitlements

•	Roadway and highway designs

•	Erosion and Sediment designs
•	Stormwater management designs

•	Construction administration

•	Traffic studies

•	Floodplain studies

•	Utility relocation designs

Commissioning and Energy Efficiency

Commissioning involves ensuring that a new building operates in as energy efficient a manner as the original design intent. Over time, the intended use and operation of a building can change significantly. The retro-commissioning process assures that a building and its systems are optimized to perform interactively to minimize energy demands. In addition to aligning the systems with the current usage, the retro-commissioning process will typically result in substantial reduction of both operating costs and energy consumption. In addition to commissioning, we provide energy related services such as energy modeling, Energy Star certifications, LEED consulting, and energy audits that result in substantial reductions in energy consumption. Examples of services include:

•	Construction observation

•	Direct systems functional performance testing

•	Develop systems readiness checklist

•	Post occupancy review
•	Review of construction documents

•	Deferred / seasonal functional testing

•	Final commissioning report

•	Commissioning review of submittals

Construction Management

The quality, durability, and safety of our infrastructure are ensured by proficient construction engineering and management services augmented by sound quality assurance practices. Our construction engineering team consists of professional engineers, construction managers, inspectors, and certified technicians. We approach assignments with a depth of experience that enables us to anticipate the challenges associated with successfully delivering complex infrastructure construction projects. Every project has a comprehensive plan to address stakeholder issues, utilities, maintenance of traffic, construction access and safety, pedestrian movements, environmental constraints, and schedule and budgetary limitations. Examples of services include:

•	Constructability review

•	Value engineering

•	Budgeting and cost estimating

•	Bid solicitation, documentation, and preparation

•	Interagency and utility coordination

•	Onsite observation and report evaluation

•	Resident engineer service

•	Public communication and outreach

Environmental Consulting

Sound environmental management is essential to the health and safety of our surroundings and is a critical aspect of the development of any energy, transportation, or community development project. With a focus on the environmental impact of a project, a comprehensive plan requires solutions for issues such as water scarcity, climate change, managing environmental liabilities, regulatory obligations, risk management, and good environmental stewardship. Our team of scientists and licensed professionals possess a broad range of experience in natural resource inventories, wetland delineations, and threatened and endangered species habitat assessments for conservation, development, and infrastructure improvement projects. Our environmental teams have developed, or contributed to numerous regional habitat conservation plans, statewide parks planning assessments, and endangered species research, planning, and compliance projects. Examples of services include:

•	Wetlands and waters of the U.S. delineations

•	Natural resources inventories

•	Wildlife and vegetation surveys

•	Threatened and endangered species surveys

•	Endangered species conservation and management
•	Wetland creation and enhancement design

•	NEPA documentation

•	Section 404/401 permitting and compliance

•	NPDES permitting

•	Phase I environmental site assessment

Landscape Architecture

Landscape architecture is place-making within the exterior environment. This broad field ranges from small-scale garden design and community parks to the large-scale design of plazas, institutional campuses, and streetscape settings. Each space is important to its users and to function well, it must meet specified programmatic needs while being aesthetically pleasing. We work with our customers to develop the big picture ideas that can strengthen and transform a community, create tools needed to make vision a reality, guide our customers through regulatory approvals processes, and work closely with developers to ensure market success once projects are completed. Balancing aesthetics, function, and sustainability, we skillfully translate raw ideas into successful projects tailored for each site. Examples of services include:

•	Conceptual planning

•	Master planning

•	Hardscape design and details

•	Streetscape design
•	Sustainable / low impact design

•	Construction documentation

•	Construction administration

•	Arborist services

Land Procurement and Right-of-Way

Land procurement and right-of-way acquisition is a critical component of practically any significant utility, infrastructure, or utility scale energy project. We provide turn-key services related to the real estate aspects of large projects including public outreach, property owner negotiation, appraisal services, relocation services, and expert testimony. Examples of services include:

•	Public information meeting support

•	Right of entry agreements

•	Title searches/title curatives

•	Appraisals/appraisal reviews
•	Relocation advisory assistance

•	Encroachment resolutions

•	Expert witness court testimony

•	Eminent domain/condemnation support

Mechanical, Electrical and Plumbing

Our mechanical, electrical, and plumbing engineering services are focused on creating high performance connected environments. Our solutions support a facility’s purpose with systems that optimize the personal experience and deliver practical results to owners, tenants, and operators while promoting productivity and energy efficiency. Our electrical engineers are highly experienced in the field of photovoltaics to serve our customers in the renewable energy, energy transition and energy efficiency space. Our mechanical engineers have the expertise necessary to deliver cost effective plans and designs for ventilation and medical-grade air filtration to meet stringent indoor air quality requirements to assist in reducing the spread of infectious respiratory diseases. Examples of services and projects include:

•	Heating ventilating and a/c systems

•	Medical-grade air filtration

•	Indoor air quality monitoring

•	Smoke control and evacuation

•	Energy management and controls

•	Medical gas and vacuum
•	Lighting design and lighting controls

•	Low and medium voltage power distribution

•	Fire / life safety systems

•	Standby power and UPS systems

•	Telecom/Data/AV Infrastructure

•	Arc flash hazard analysis

Structural Engineering

Our structural engineers work on the design and technical challenges involved in creating durable structures that meet the challenges of the 21st century transportation system. From simple culverts to complex interchanges and long-span bridges, we incorporate unique architectural treatments and other features that contemplate the full spectrum of modern construction techniques and materials, including steel trusses, curved beams, box beams, precast/prestressed concrete, timber, and fiber-reinforced polymer spans. Examples of projects include:

•	Highway bridges

•	Culverts

•	Retaining walls

•	Pedestrians bridges
•	Buildings

•	Railroad bridges

•	Tanks

•	Contractor services

Surveying and Geospatial Engineering

Our industry-leading land surveying services provide a reliable foundation for a broad range of project types. We deploy a full suite of advanced technology solutions allowing us to capture data in even the most remote and access challenged locations. We create, analyze, and build tools to share geospatial data, as well as help our customers integrate these tools into their daily business activities. We seamlessly provide GIS mapping and IT services, as well as technical enhancements to projects. Our in-house teams of accredited land surveying experts have a deep understanding of local, county, and state jurisdiction requirements and review processes. Our one stop shop approach to survey and geospatial engineering streamlines our customer experience and enhances the accuracy outcome and experience of any development services or public sector project. Examples of services include:

•	ALTA boundary surveys

•	Topographic surveys

•	Route surveys

•	Right of way mapping

•	Drone inspection of transmission lines
•	Laser scanning and imaging

•	Land title surveys

•	Underground utility location

•	GIS mapping

•	Land title surveys

Transportation

Functional transportation systems are crucial in connecting our communities and play an essential role in the development of society. Our engineers apply proven methods and technologies to support our customers’ objectives, strengthen communities and positively impact quality of life. With significant experience in alternative delivery methods, our local knowledge is backed by the deep resources and stability of a national company. We excel on challenging transportation projects that require complex solutions within both congested urban and rural environments. From major freeway systems and urban arterials to rural highways, rail and bridge projects, our transportation engineers plan, design and oversee the construction process for safe, efficient, reliable and user friendly transit projects of all sizes and scopes. We have experience with and understand agency rules and regulations, and we work closely with municipal, county and state officials to provide guidance, professional insight, and functional and cost-effective designs while staying up to date on continually changing industry trends. Examples of services include:

•	Traffic engineering

•	Traffic signal design

•	Traffic studies

•	Intersection improvements

•	Route/alignment studies

•	Signing/pavement marking plans
•	Roadway design

•	Traffic studies

•	Drainage design

•	Public involvement/consensus building

•	Traffic control plans

•	Alternate delivery methods

Water Resources

The U.S. water supply is becoming scarcer and in need of protection while at the same time our water infrastructure renewal needs increase. To address these challenges, we work with our customers to develop sustainable solutions to their water, wastewater, and water resources challenges. Our team of water professionals and technologists provide specialized water supply, distribution, wastewater infrastructure and treatment, and asset management engineering and consulting services to customers. Our in-house expertise ranges from planning, design, and construction assistance to municipalities, county agencies, public utilities, and private clients in helping them meet potable water and wastewater needs. We work regularly with state and federal governments in maintaining existing systems. For customers who need funding assistance, our teams have expertise in attaining grants, funds, and loans. Examples of projects include:

•	Filtration systems

•	Water pumping and storage systems

•	Elevated storage tanks

•	Reverse osmosis systems

•	Disinfection / treatment systems

•	Distribution systems
•	Water treatment systems

•	Nutrient removal systems

•	Pump Stations

•	Collection systems

•	Reuse systems

•	Membrane treatment systems

Acquisitions

Acquisitions are a core component of our growth plans. Since 2010, we have successfully completed over 16 acquisitions of engineering and consulting companies, including our most recent acquisition in January 2021. Over the past 10 years, our acquisitions activities have added numerous capabilities, services, leadership and customers in addition to expanding our operations into Arizona, Texas, Florida, New Jersey, Colorado, Illinois, and North Carolina. Many of the senior leaders in our company today come from companies we acquired.

We target acquisitions that provide strategic service line extensions, have a geographic footprint complementary to our existing operations or client assignments, demonstrate capacity for profitability with strong potential for organic growth, align with our corporate culture and have management we can develop into leadership roles within our operations. We pursue opportunities that we can integrate quickly and efficiently. We do not maintain multiple brands or stand-alone operations post-closing. Our goal is for an acquired company to be fully integrated into our operation within one year of closing. We are cautious about advancing discussions or extending terms until we have ascertained a target is compatible with our culture and thoroughly committed to our strategic direction. We add value to the operations of our acquisitions by providing technical resources and subject matter experts that broaden opportunities with existing customers, technology investment to improve utilization, information systems to support productivity, professional development programs to promote staff engagement, supportive growth-oriented leadership and corporate services that improve client focus and leverage overhead through scale.

KTA Group

KTA Group. On January 4, 2021, we closed on the purchase of assets and operations of KTA Group Inc., a mechanical, electrical, and plumbing (MEP) engineering firm based in Herndon, VA that generated approximately $7.4 million of gross contract revenue (unaudited) for the year ended December 31, 2020. The acquisition expands our services, leadership and professional staff, portfolio and end markets. We pursued the acquisition of KTA largely to add electrical engineering to our group of core competencies thereby allowing us to cross sell to, and better serve, our renewable energy customers. We view this acquisition and the resulting addition of the electrical engineering competency as an initial step in our initiative to penetrate and grow our presence in the energy efficiency market. In addition, KTA’s mechanical engineers bring us the experience and expertise necessary to deliver plans and designs for building ventilation, indoor air quality monitoring, and medical-grade air filtration. This will position us to serve the burgeoning market for retrofitting ventilation and air handling systems that ensure healthier indoor environments necessary to mitigate the spread of infectious respiratory diseases as building occupancies recover to pre-pandemic levels. Consistent with our acquisition strategy, we intend to phase out the KTA brand during a transition period of six to nine months after which we expect to have fully integrated KTA’s operations, systems, and employees into our organization.

Key Customers and Projects

We currently serve a diverse portfolio of over 2,200 public and private customers, who own, construct and maintain the built environment. During the year ended December 31, 2020, approximately 65% of our customers have engaged us for multiple assignments over the last three years. Our breadth of our customer base diversifies risk, with the ten largest customers we served accounting for approximately 34% of our net service billing during the year ended December 31, 2020 and 34% for year ended December 31, 2019. We avoid concentration of exposure with no single client accounting for more than 9.0% of our gross revenue during either of these periods. We focus our business development efforts on increasing the proportion of our revenue generated by long-term projects and multi-year contracts. Approximately 16% and 22%, respectively of our gross revenues were derived under multi-year contracts, which we consider to be reoccurring revenue assignments, during the years ended December 31, 2019 and 2020. While we anticipate public sector customers will continue to represent the majority of our revenues for the near future, we intend to continue expanding long-term relationships and multi-year assignments with private sector customers through organic growth and acquisitions.

Contracts

We enter into contracts that contain two principal types of pricing provisions: (1) time and materials (hourly); and (2) lump sum (fixed price or mixed). For the years ended December 31, 2019 and 2020, we derived over 63% and 60%, respectively, of our revenue from lump sum assignments and approximately 37% and 40%, respectively, derived from hourly assignments. In many cases, a contract will involve multiple tasks, some of which we classify as hourly and some as lump sum. The characteristics of the two contract and task types are as follows:

Hourly contracts, also referred to as time and material contracts, are common for professional and technical consulting assignments both short-term and multi-year in duration. Under these types of contracts, there is no predetermined maximum fee and we generally experience no risk associated with cost overruns. For hourly contracts, we negotiate hourly billing rates and charge our customers based upon the actual hours expended toward a deliverable. Direct project expenditures generally pass through to the customer for reimbursement. These contracts may have not-to-exceed parameters requiring us to receive additional authorizations from our customer to continue working but in these cases, we have no obligation to deliver a pre-negotiated result without authorization to continue at additional cost to the customer. Hourly contracts do not include lump sum components as outlined below.

Lump sum contracts also referred to as fixed fee contracts typically require the performance of some or all of the obligations under the contract for a specified lump-sum fixed fee, subject to price adjustments if the scope of the project changes or unforeseen requirements arise. Our fixed fee contracts generally include a specified scope of work and defined deliverables. Lump sum contracts can involve both hourly and fixed fee tasks. We classify the contract as fixed fee if any portion of the performance obligation under the contract requires us to complete work outlined in the contract for a pre-determined fixed price. In lump sum contracts, modified schedules and expansions of scope will likely result in additional fees through change orders issued by our customers.

Backlog

We calculate the value of our undelivered gross revenue to measure backlog and predict future revenue. Backlog includes fully awarded and contracted work along with revenue we expect to realize over time for renewable long term and multi-year assignments. To calculate backlog, we assess the gross contract revenue we will recognize in connection with the completion of undelivered near-term and long-term customer commitments at December 31, 2019 and 2020, our backlog was comprised as follows:

	December 31
	2019	2020
Communities, home & buildings	43.6%	42.7%
Transportation	38.6%	28.0%
Power & Utilities	17.1%	24.8%
Other emerging markets	0.7%	4.5%

We use backlog to determine appropriate staffing levels and predict company revenue growth, both of which typically move accordingly with changes in backlog. Backlog definitions and methods of calculation vary within our industry. As such, backlog is not a reliable metric on which to evaluate us relative to our peers.

As of December 31, 2020, we had approximately $113 million of backlog, representing a 10.8% compound annual growth in our backlog over the past two years as we have expanded our footprint, increased our client base and more deeply penetrated our end markets. In spite of the general economic and personal effects of COVID-19 on our customers, our markets and our employees, we produced growth in our backlog by virtue of our efforts to secure new commitments that exceeded the reductions that result from gross revenue and cancellations. We believe that our growth in backlog is an indicator of the success of our growth strategies.

Marketing and Sales

We strive to position ourselves as a preferred provider of services to those who own, construct and maintain the built environment. We obtain client engagements primarily through business development efforts, cross selling our services to existing customers, expanding client relationships and referrals. We maintain a professional business development staff that works closely with our managers and leadership to develop strategic, targeted programs for developing new opportunities and securing new assignments.

Our business development efforts emphasize lead generation, industry group networking, project and staff promotion and general corporate visibility. We support our managers’ business development efforts with a seasoned team of marketing professionals embedded throughout our organization. We complement our marketing and business development efforts with extensive social media awareness. In addition, we contract for services with a professional public and media relations agency. We are neither engaged in, nor dependent on, traditional paid media advertising. As our service offerings continue expanding, we anticipate increasing our cross-selling opportunities.

Consumers of engineering and technical services consistent with ours can be local, regional, and national organizations with projects ranging from a single, quick-turn deliverable to complex long-term assignments and multi-year contracts. By focusing our business development efforts more on long-term assignments and multi-year contracts opportunities in growing end markets, we extend the visibility of future revenue forecasts and reduce the costs and uncertainty associated with backlog and revenue replacement. We expect to continue to see organic growth in sales based on our commitment to delivering the highest quality and most creatively conceived results to our customers.

Competition

Our competition varies according to the market, geographical area of the project and the nature and scope of a particular opportunity. The engineering and consulting industry is highly fragmented and characterized by many small and mid-sized companies that focus their operations on regional markets or specialized service niches. On any given opportunity, we compete and/or team with local, regional and national companies.

Industry participants compete on the strength of client relationships, reputation for quality of service and reliability, expertise in local markets, technical capabilities, and price. While price differentiation remains an important element in competitive bidding and is often the most significant factor in securing public sector contracts, we believe that value and quality are competitive differentiators that positively affect our ability to win work. The importance of the foregoing factors varies widely based upon the nature, location, and size of the project. On highly complex and sought-after projects, our breadth of services and geographic reach afford us flexibility in pricing and cost estimation. Our ability to provide comprehensive and integrated solutions gives us flexibility when it comes to pricing strategies to meet client budgets and funding limitations. We believe that we benefit from our diversified service offerings and highly skilled, diverse and qualified employees.

Credentials, licensing and securing professional liability insurance present significant barriers to entry in the industry. Within the engineering market, scale and breadth of service offerings can also act as a barrier for entry for companies that do not have adequate professional and financial resources to compete for and execute complex, large-scale projects. Customers are increasingly emphasizing safe work practices by placing a premium on limiting liability, thus creating an additional barrier to entry for those who cannot demonstrate and maintain a safety record at or above industry standards.

It is common for many of the companies we compete with to have greater financial resources, larger national platforms or greater service offerings than we currently have. Factors affecting our ability to win assignments include our marketing effectiveness, our client relationships, our ability to team with larger organizations, our capacity to accurately estimate costs and quantify the quality assurance requirements of the work, our ability to hire, train and retain qualified personnel and our ability to obtain adequate professional insurance for the work perform. We believe our positioning enables us to continue winning incrementally larger work assignments that will grow our business.

Employees

As of December 31, 2020, we had approximately 750 employees, approximately 95% of which are full-time employees and approximately 85% of which represent our technical staff. Our employee attrition rate for 2020 among all staff, part-time and full-time, was approximately 25%. Our reputation, aided by our dedicated internal recruiting staff, has afforded us the ability to be successful in locating and engaging with qualified and credentialed employees as needed. We do not expect our growth efforts to be constrained by a lack of qualified personnel. We consider our employee relations to be exceptional and our level of engagement with employees to be high. Consequently, our rate of professional turnover is below industry averages. As of December 31, 2020, our licensed professional staff represented more than 30% of our 750 employees.

Approximately 20% of our workforce works outdoors performing geomatics engineering, construction management, land procurement and field surveying. Our professional safety team administers a disciplined compliance routine with complex and comprehensive protocols that lead to fewer accidents, lower costs associated with accidents, lost productivity and insurance. We have earned a safety record that distinguishes us relative to our competitors.

It is crucial that we continue to attract and retain top talent in order to continue to maintain our reputation for delivering high-quality services. To facilitate talent attraction and retention, we strive to make Bowman a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers.

Diversity and Inclusion. We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. We have focused our recent efforts in four areas: inspiring innovation through an inclusive and diverse culture; expanding our efforts to recruit and hire diverse talent; advocating and facilitating affinity group engagement; and identifying strategic partners to accelerate our inclusion and diversity programs.

Health, Safety and Wellness. Fundamental to the success of our business is our commitment to the safety and well-being of our employees and customers. Accordingly, we dedicate resources to making sure our employees are trained and equipped to carry out their job functions so as to keep themselves, our customers, and the communities in which we work safe. We provide employees and their families with access to a variety of innovative, flexible and convenient health and wellness programs, including: 1) benefits that provide protection and security so employees have peace of mind concerning events that may require time away from work or that impact financial well-being; 2) support for physical and mental health through tools, resources and leave policies that help improve or maintain health status and encourage engagement in healthy behaviors; and 3) choices where possible, so employees can customize benefits to meet their needs and the needs of their families. In response to the COVID-19 pandemic, we implemented adaptive policies that we determined were in the best interest of our employees, the communities in which we operate, and which comply with government regulations. This includes having most of our employees work from home, while implementing additional safety measures for employees continuing critical on-site work.

Talent Development. We invest significant resources to develop the talent needed to remain a leading engineering services provider. We deliver numerous training opportunities, provide geographic flexibility, have expanded our focus on continuous learning and development, and implemented “industry-leading” methodologies to manage performance, provide feedback and develop talent.

Our talent development programs provide employees with the resources they need to help achieve their career goals, to build management skills and lead their organizations. We provide a series of employee workshops throughout the company that support professional growth and development. Additionally, our manager and leadership development programs provide an ongoing opportunity for employees to practice and apply learning around conversations aligned with our annual review process. We offer employees a breadth of on-line tools that provide quick access to learning resources that personalized to the individual’s development objectives.

Offices

Our principal executive office is located at 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191, which we lease under a seven-year commitment with annual lease terms of $0.3 million. We do not own any real property. We currently operate out of 32 core locations nationally, of which one is an arms’ length lease from a property owner including members of our management team. See “Related Party Transactions” for a description of these terms. Our lease terms vary ranging from month-to-month to multi-year commitments. While we take pride in offering work locations to our employees that are conveniently located, professionally finished, well appointed, transit-centric and amenity rich, we do not consider any specific leased properties to be materially important to our long-term prospect for success. While we do believe it is necessary to maintain offices through which our services are coordinated and our employees collaborate in person, we feel there are an ample number of available office rental properties that could adequately serve our needs should we need to relocate or expand any of our operations.

MANAGEMENT

Our directors and officers are as follows:

Executive Officers	Age	Position
Gary Bowman	64	President, CEO and Chairman
Michael Bruen	55	Chief Operating Officer and Director
Bruce Labovitz	53	Chief Financial Officer
Robert Hickey	63	Chief Legal Officer
Non-Employee Directors
Daniel Lefaivre	62	Director
Stephen Riddick	56	Director
James Laurito	64	Director
Patricia Mulroy	67	Director

Executive Officers

Gary Bowman. Mr. Bowman has served as the company’s CEO, President and Chairman since its founding in 1995. Since that time, he has continuously led its growth to over $122 million in annual revenue and he retains a hands-on role overseeing all aspects of setting our strategic direction, mergers and acquisitions, operational execution, and stakeholder relations.    Mr. Bowman is a licensed professional engineer with over 40 years of experience.

Mr. Bowman earned a Bachelor of Science from Virginia Tech.

Michael Bruen. Mr. Bruen has served as our Chief Operating Officer and Director since July 2008. In this role, Mr. Bruen oversees operations and the implementation of our acquisition strategy and the integration of the acquired companies. From November 1996 to July 2008, Mr. Bruen served as one of our Senior Managers. Mr. Bruen has 28 years of experience as a licensed professional engineer.

Mr. Bruen earned a Bachelor of Science from the University of Notre Dame.

Bruce Labovitz. Mr. Labovitz has served as our Chief Financial Officer since January 2013. Mr. Labovitz has complete oversight of all our financial operations, budgeting, audit, capital strategies, treasury, compliance, tax, valuation, credit facilities and investor relations as well as designing and implementing the financial aspects of our growth and acquisition initiatives. Mr. Labovitz has 30 years of experience in both private and public companies in a various range of industry groups.

From September 2009 to January 2013, Mr. Labovitz served as Chief Financial Officer at ADR Software, LLC. From February 2002 to May 2009, Mr. Labovitz served as the Chief Financial Officer for Comstock Homebuilding Companies Inc. (NASDAQ: CHCI), managing its IPO in 2004.

Mr. Labovitz earned dual Bachelor of Science degrees from the New York University Leonard Stern School of Business.

Robert Hickey. Mr. Hickey has served as our Chief Legal Officer and Secretary since January 2012, and as a Director from July 2003 until March 24, 2021. From July 2003 to January 2012, Mr. Hickey served as our Chief Financial Officer, General Counsel, Secretary, and Treasurer. Mr. Hickey has over 35 years of business and legal experience, with 20 years of experience in the private practice of law. Mr. Hickey administers our legal affairs, and designs and implements the legal aspects of our growth and acquisition initiatives.

Mr. Hickey earned a Bachelor of Arts and Juris Doctorate from the University of Virginia.

Non-Employee Directors

The following persons were elected to our Board of Directors effective March 25, 2021.

Daniel Lefaivre. Mr. Lefaivre served as Executive Vice President and Chief Financial Officer at Stantec Inc. (NYSE: STN) from January 2009 to December 2018 where he was responsible for the oversight of capital structure, financing, financial reporting, and management of corporate assets and risks. Mr. Lefaivre participated in over 100 acquisitions, including the CAN $1.8 billion debt and equity financing and integration of Stantec Inc.’s largest acquisition in 2016. In March 2019, Mr. Lefaivre retired from Stantec Inc. Mr. Lefaivre is a Fellow of the Chartered Professional Accountants (Canada) and serves on the board of Royal Alexandria Hospital Foundation where he chairs the Finance, Audit & Risk Management committee, and the Investment Subcommittee.

Mr. Lefaivre was selected to serve on our board of directors because of his significant experience as an executive in our industry and in depth understanding of financial reporting, acquisitions and accounting.

Stephen Riddick. Since May 2016, Mr. Riddick has served as General Counsel and Corporate Secretary of Tenable Holdings, Inc. (NASDAQ: TENB) where he is responsible for global legal affairs, corporate governance, government affairs, and regulatory compliance. Mr. Riddick played a key leadership role on the executive team that successfully transitioned Tenable Holdings, Inc. from a private to public company through a traditional underwritten IPO in 2018. From September 2010 to February 2016, Mr. Riddick served in various positions of increasing responsibility, including Global Associate General Counsel for Linde PLC (formerly Praxair, Inc.). From 1988 to 2010, Mr. Riddick was an attorney in private practice with global law firms where his practice focused on corporate transactions and governance matters on behalf of clients including public and private companies in a wide variety of industries and investment banks. Mr. Riddick earned his Bachelor of Arts from the University of Virginia and Juris Doctorate from the University of North Carolina.

Mr. Riddick was selected to serve on our board of directors because of his extensive knowledge of public company matters, corporate governance, cybersecurity and data privacy as well as his deep experience in capital markets and mergers and acquisitions.

James Laurito. Mr. Laurito is a civil engineer and founder of start-up engineering consulting firm D&L Engineers and Constructors, Inc. Since May 2018, Mr. Laurito has served as Executive Vice President, Business Development of Fortis, Inc. where he is responsible for mergers and acquisitions, strategy, business development, innovation and technology. From April 2016 to May 2018, he was EVP, Business Development at Fortis. From October 2014 to March 2016, Mr. Laurito served as the President and CEO of Central Hudson Gas & Electric Corp. and remains President and CEO of CH Energy Group, Inc., the holding company of Central Hudson Gas & Electric. Mr. Laurito has gained experience in P/L management, operational management, strategic planning, audit, finance, risk management, as well as Environmental/Social/Governance and Diversity and Inclusion. Mr. Laurito earned a Bachelor of Science degree in civil engineering from West Virginia University.

Mr. Laurito was selected to serve on our board of directors because of his significant engineering experience and extensive industry knowledge.

Patricia Mulroy. Ms. Mulroy is currently a Non-Resident Senior Fellow for Climate Adaptation and Environmental Policy for the Brookings Institution and since January 2015, a Practitioner in Residence at the Saltman Center for Conflict Resolution at the William S. Boyd School of Law at University of Nevada Las Vegas. Since November 2015, Ms. Mulroy has been owner, President and CEO of a consulting firm representing both corporate and government clients in water matters. She is a recognized expert in climate related adaptation strategies for both governments and corporations and recently completed her term as a member of the Global Agenda Council on Water of the World Economic Forum. Ms. Mulroy sits on the board of directors of Wynn Resorts (NASDAQ: WYNN). Ms. Mulroy earned a Bachelor of Arts from University of Nevada, Las Vegas and a Master of Arts from UNLV.

Ms. Mulroy was selected to serve on our board of directors because of her public company board leadership and experience and her extensive knowledge of water resources and climate adaptation matters.

Composition of Our Board of Directors

Upon effectiveness of the registration statement of which this prospectus is a part, our board will consist of six members. There are no contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

We intend to apply to list our common stock on The Nasdaq Global Market. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s board of directors within year from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within year from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, we have determined that all the members of our board of directors, except Mr. Bowman and Mr. Bruen, are independent directors, including for purposes of Nasdaq and SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major stockholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Mr. Bowman is not an independent director under these rules because he is currently employed as the chief executive officer of our company. Mr. Bruen is not an independent director under these rules because he serves as Chief Operating Officer.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our security holders to send communications to the board of directors.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors.

•	Our Class I directors will be Mr. Bowman and Mr. Riddick;

•	Our Class II directors will be Mr. Bruen and Ms. Mulroy; and

•	Our Class III directors will be Mr. Lefaivre and Mr. Laurito.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Board Leadership Structure and Board’s Role in Risk Oversight

Mr. Bowman currently serves as the chair of our board of directors. Our bylaws and corporate governance guidelines do not require that our chairperson and chief executive officer positions be separate. In the future, we may also introduce a role of lead independent director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.bowman.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Upon completion of this offering, Mr. Lefaivre, Ms. Mulroy and Mr. Laurito will serve on the audit committee, which will be chaired by Mr. Lefaivre. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•

monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that Mr. Lefaivre qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Lefaivre has previously had with public reporting companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and the Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon completion of this offering, Mr. Riddick and Ms. Mulroy will serve on the compensation committee, which will be chaired by Mr. Laurito. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the cash compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Upon completion of this offering, Mr. Riddick, Mr. Lefaivre and Ms. Mulroy will serve on the nominating and corporate governance committee, which will be chaired by Mr. Riddick. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

In 2019 and 2020, we did not maintain a compensation committee. None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at www.bowman.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2019 and 2020. We did not maintain a Compensation Committee in 2019 or 2020.

		Salary [1]	Bonus [2]	Stock Awards [3]	All Other Compensation [4]	Total
Name and principal position	Year	($)	($)	($)	($)	($)
Gary Bowman	2020	694,200	—	—	176,087	870,287
President & Chief Executive Officer	2019	683,450	212,000	—	140,637	1,036,087
Bruce Labovitz	2020	374,045	68,051	566,340	30,878	1,039,314
EVP, Chief Financial Officer	2019	360,190	21,320	—	28,203	409,713
Michael Bruen	2020	423,270	90,294	296,007	29,298	838,869
EVP, Chief Operating Officer	2019	401,820	76,087	—	29,048	506,955
Robert Hickey	2020	348,085	58,733	566,340	30,915	1,004,073
EVP, Chief Legal Officer	2019	335,190	33,865	—	32,436	401,491

[1]	Salary established at an annual rate is paid bi-weekly.
[2]	Bonus amounts were discretionary and approved by Board based on the recommendation of Mr. Bowman and his assessment of individual executive performance and Company performance.
[3]	The amount reflects the grant date fair value of restricted stock awards calculated in accordance with ASC Topic 718. The shares vest ratably during a five-year service term.
[4]

All Other Compensation consists of Company contributions to the Company’s qualified 401(k) plan, which is available to all employees, of $8,550 for each named executive officer; and perquisites and personal benefits as follows: Mr. Bowman $32,337; Mr. Labovitz $30,878; Mr. Bruen $29,298 and Mr. Hickey $30,915. These perquisites and personal benefits include items that are greater than 10% of their respective totals as follows: Mr. Bowman $24,540 of personal use of a company vehicle and $6,800 of health savings account contributions; Mr. Labovitz $14,880 of auto allowance and personal use of a company vehicle and $5,800 of Health Savings Account contributions; Mr. Bruen $12,000 of auto allowance and $7,100 of health savings account contributions; and Mr. Hickey $12,000 of auto allowance and $5,800 of health savings account contributions. For Mr. Bowman, All other Compensation also includes the cost of non-business related services of $135,200. See “Certain Relationships and Related Party Transactions.”

The primary elements of compensation for our named executive officers are base salary, discretionary annual performance bonuses and discretionary equity awards. Our named executive officers are also entitled to participate in employee benefit plans and programs that we offer to our other employees, as described below. Where relevant, the discussion below also reflects certain contemplated changes to our compensation programs that we intend to implement following the effectiveness of the registration statement of which this prospectus forms a part.

Annual Base Salary. We pay our named executive officers a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each named executive officer provides a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

Bonus Compensation. From time to time our board, upon the recommendation of our Chief Executive Officer, may approve bonuses for employees at the level of Executive Vice-President and above, including our named executive officers, based on individual performance, company performance, or as otherwise determined appropriate. For the periods 2019 and 2020, Mr. Bowman determined his own bonus amount.

Equity-Based Incentive Awards and Options. Our equity-based incentive and option awards are designed to align our interests and the interests of our stockholders with those of our employees and consultants, including our named executive officers. The Chief Executive Officer historically has recommended the amount and vesting schedule for equity and option grants to persons other than himself, subject to approval by our board of directors. In the future, all decisions regarding equity compensation will be as described below with respect to the Named Executive Officers.

Other Elements of Compensation

Health and Welfare Benefits. Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on generally the same basis as all of our other employees.

401(k) plan. We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan qualifies as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may make pre-tax deferrals from his or her compensation up to the statutory limit, which is $19,500 for calendar year 2020, and other testing limits. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2020 may be up to an additional $6,500 above the statutory limit. The 401(k) plan provides for discretionary matching and profit-sharing contributions, we currently provide a 50% match of each employee contribution to the 401(k) plan, subject to a maximum match of 3% of eligible compensation. Participant contributions are held by the plan’s trustee and invested pursuant to the participant’s instruction.

Nonqualified Deferred Compensation. We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans.

Perquisites. The Company generally provides employees at the level of vice president and above a vehicle allowance, which it believes to be fair, reasonable, and consistent with its business.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for each of our Named Executive Officers as of December 31, 2020.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Gary Bowman	—	—	—	—	—
Bruce Labovitz	—	—	—	—	—
Michael Bruen	—	—	—	—	—
Robert Hickey [1]	12/02/19	365	—	153.42	07/01/22

[1]	Mr. Hickey’s 2019 stock option award was exercisable on the date of grant and was exercised on March 31, 2021.

2021 Compensation and Employment Agreements

We adopted compensation programs for our executives prior to the effectiveness of the registration statement, which programs include entering into written employment agreements with each of our named executive officers that become effective immediately upon the effectiveness of this offering. The written employment agreements will provide for, among other things, the payment of base salary, reimbursement of certain costs and expenses, and for each named executive officer’s participation in our Annual Bonus plan, equity awards under the 2021 Omnibus Equity Incentive Plan (“Equity Awards”), and employee benefit plans. These employment agreements are referred to respectively as the Bowman Employment Agreement, the Bruen Employment Agreement, the Labovitz Employment Agreement and the Hickey Employment Agreement, and together as the Executive Employment Agreements and from time to time individually as the “Agreement”. Messrs. Bowman, Hickey, Labovitz and Bruen are from time to time referred to herein as “Executive”.

The Annual Bonus provisions permit the Executive to earn annual cash awards if the Executive and the Company meet certain performance objectives during each fiscal year. The Annual Bonus performance objectives for each Executive will be established by the Board based upon the Company’s annual business plan and objectives. The total amount that an Executive may earn will depend on: (1) his salary or eligible earnings because the bonus is calculated and paid as a percentage of the annual salary or amount earned and (2) the level of performance attained because performance levels are set at the Threshold, Target, and Maximum levels of achievement and results are interpolated between these levels. The chart below shows the amount that may be earned by each named executive officer under his employment agreement:

Name	Lower Threshold as a % of Earnings	Target as a % of Earnings	Upper Threshold as a % of Earnings
Gary Bowman	25%	50%	100%
Bruce Labovitz	25%	50%	100%
Michael Bruen	25%	50%	100%
Robert Hickey	25%	50%	100%

For the Performance Period ending December 31, 2021, each executive is entitled to a minimum bonus under the AIP pursuant to each employment contract as follows: Mr. Bowman $300,000, Mr. Bruen $200,000, Mr. Labovitz $200,000, and Mr. Hickey $200,000.

Similar to the Annual Bonus, Equity Awards under the 2021 Omnibus Equity Incentive Plan are earned if the Company and Executive meet certain performance objectives (the “Equity Award Objectives”) during a fiscal year period. The Equity Award Objectives will be established by the Board based upon the Company’s adopted growth strategy and objectives. The Board shall set the requirement(s) for Equity Award goal attainment for each named executive officer. In the case of Mr. Bowman, the threshold equity award value opportunity shall be 75% of base salary if the Threshold Equity Award Objectives set by the Board are achieved, the target equity award value opportunity shall be 150% of base salary if the Target Equity Award Objectives set by the Board are achieved, and the maximum equity award value opportunity shall be 300% of base salary if the Maximum Equity Award Objectives set by the Board are achieved. In the case of Messrs. Bruen, Labovitz and Hickey respectively the lower threshold equity award value opportunity shall be 35% of base salary if the Threshold Equity Award Objectives set by the Board are achieved, the target equity award value opportunity shall be 75% of base salary if the Target Equity Award Objectives set by the Board are achieved, and the maximum equity award value opportunity shall be 150% of base salary if the Maximum Equity Award Objectives set by the Board are achieved.

Each of the Executives has received an equity award contingent upon the closing of this offering (the “Transaction Stock Award”), in the following amounts and subject to the following vesting schedules:

Recipient	Number of shares*	Vested percentage one year after offering	Vested percentage two years after offering	Vested percentage three years after offering	Vested percentage four years after offering	Vested percentage five years after offering
Gary Bowman		25%	50%	75%	87.5%	100%
Bruce Labovitz		33%	66%	100%	n/a	n/a
Michael Bruen		33%	66%	100%	n/a	n/a
Robert Hickey		33%	66%	100%	n/a	n/a

The initial term of the Bowman Employment Agreement commences on the effective date of this initial public offering and ends on December 31, 2026, with automatic two-year renewals thereafter unless earlier terminated as described therein. Under the terms of the Agreement, Mr. Bowman is (i) entitled to an annualized base salary of $625,000, subject to annual upward adjustment; (ii) eligible to participate in the Annual Bonus and Equity Award as described above; (iii) entitled to participate in our health, insurance, retirement and other employee benefits; and (v) entitled to certain other specified fringe benefits, reimbursements, life insurance and working facilities described in the Bowman Employment Agreement. Mr. Bowman’s employment agreement contains provisions related to his ability to pledge his shares of stock.

Each of the Bruen Employment Agreement, the Labovitz Employment Agreement and the Hickey Employment Agreement provides for a term of employment commencing on the effective date of this initial public offering and ending December 31, 2024, with automatic one-year renewals thereafter unless earlier terminated as described therein.

Under the terms of the Bruen Employment Agreement, Mr. Bruen is (i) entitled to an annualized base salary of $415,000, subject to annual upward adjustment; (ii) eligible to participate in the Annual Bonus and Equity Award as described above; (iii) entitled to a one-time cash bonus (the “Transaction Cash Award”) of $250,000 earned on the date this offering becomes effective and payable in four equal quarterly installments without interest beginning thirty (30) days thereafter; (iv) be entitled to participate in our health, insurance, retirement and other employee benefits; and (v) be entitled to certain other specified fringe benefits and reimbursements described in the Bruen Employment Agreement.

Under the terms of the Labovitz Employment Agreement, Mr. Labovitz is (i) entitled to an annualized base salary of $415,000, subject to annual upward adjustment; (ii) eligible to participate in the Annual Bonus and Equity Award as described above; (iii) be entitled to a one-time cash bonus (the “Transaction Cash Award”) of $900,000 earned on the date this offering becomes effective and payable as $500,000 upon the closing of this offering and $400,000 in four equal quarterly installments without interest beginning thirty (30) days thereafter; (iv) be entitled to participate in our health, insurance, retirement and other employee benefits; and (v) be entitled to certain other specified fringe benefits and reimbursements described in the Labovitz Employment Agreement.

Under the terms of the Hickey Employment Agreement, Mr. Hickey is (i) entitled to an annualized base salary of $400,000, subject to annual upward adjustment; (ii) eligible to participate in the Annual Bonus and Equity Award as described above; (iii) be entitled to a one-time cash bonus (the “Transaction Cash Award”) of $250,000 earned on the date this offering becomes effective and payable in four equal quarterly installments without interest beginning thirty (30) days thereafter; (iv) be entitled to participate in our health, insurance, retirement and other employee benefits; and (v) be entitled to certain other specified fringe benefits and reimbursements described in the Hickey Employment Agreement.

Each of the Executive Employment Agreements contain provisions whereby if the Executive’s employment is terminated due to his death or permanent disability he will be entitled to payments of base salary, unpaid Transaction Cash Award, health and other fringe benefits, and accelerated vesting of outstanding equity awards (including without limitation the Transaction Equity Award), all as specified in their respective employment agreements.    Each of the Executive Employment Agreements contain provisions whereby if the Executive’s employment is terminated by the Company through non-renewal, by the Company without cause or by the Executive for good reason, he will be entitled to payments of base salary, unpaid Transaction Cash Award, health and fringe and other benefits, and accelerated vesting of outstanding equity awards (including without limitation the Transaction Equity Award), all as specified in their respective employment agreements. Each of the Executive Employment Agreements contain provisions whereby following a Change in Control the Executive is entitled to certain payments in the event of a termination of employment by the Company without cause or by the Executive with good reason, all as specified in the respective employment agreement. The terms “cause” and “good reason” are defined in the Executive Employment Agreements.

Each of the Executive Employment Agreements provides that the Executive shall devote the substantial portion of his business time, attention, skill, energy and best efforts to the business and affairs of the Company and shall not engage in any activity that: (i) conflicts with the interests of the Company, (ii) interferes with the proper and efficient performance of Executive’s duties for the Company, or (iii) interferes with the Executive’s judgement in the Company’s best interest. Each of the Bowman Employment Agreement and the Hickey Employment Agreement acknowledges that the respective Executive has disclosed to the Company certain other business relationships and ownership interests, and pursuant to such Executive Employment Agreement the Company consents to the continuation of these business relationships and ownership interests, present and future, provided they do not interfere with the Executive’s duties under their respective Agreement.

Each of the Executive Employment Agreements bind the executive to specified confidentiality, non-competition, non-solicitation and non-disparagement covenants. The confidentiality covenants apply during the term of the Agreement and at all times thereafter. The non-competition and non-solicitation covenants apply during the term of the Agreement and for two years following termination of employment. The non-disparagement covenant is mutual and applies at all times during employment and thereafter. The Employment Agreements do not prohibit us from waiving a breach of a restrictive covenant.

2021 Omnibus Equity Incentive Plan

Immediately prior to the effectiveness of this offering our stockholders are expected to approve the 2021 Omnibus Equity Incentive Plan. Under the 2021 Omnibus Equity Incentive Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Omnibus Equity Incentive Plan, as it is currently contemplated, are summarized below. Until implemented, the terms of the 2021 Omnibus Equity Incentive Plan and, accordingly, this summary, are subject to change.

Eligibility and Administration

Our employees, consultants and directors will be eligible to receive awards under the 2021 Omnibus Equity Incentive Plan. Following our initial public offering, the 2021 Omnibus Equity Incentive Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2021 Omnibus Equity Incentive Plan, Section 16 of the Securities Exchange Act of 1934, as amended, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Omnibus Equity Incentive Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Omnibus Equity Incentive Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of     shares of our common stock were initially available for issuance under awards granted pursuant to the 2021 Omnibus Equity Incentive Plan of which     shares were awarded in connection with Transactions Stock Awards and              were authorized to be awarded at Mr. Bowman’s discretion to employees who did not receive a Transaction Stock Award. In no case may any other recipient be awarded more than     shares. As a result, a maximum of     shares remain available for future issuance. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 by an amount equal to five percent (5%) of the shares of common stock outstanding on the final day of the immediately preceding calendar year, provided that our Board of Directors may act prior to each January 1 of each year to either eliminate or reduce that increase in the number of shares available for issuance. No more than     shares of common stock may be issued upon the exercise of incentive stock options, or ISOs, under the 2021 Omnibus Equity Incentive Plan. Shares issued under the 2021 Omnibus Equity Incentive Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2021 Omnibus Equity Incentive Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2021 Omnibus Equity Incentive Plan. Awards granted under the 2021 Omnibus Equity Incentive Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Omnibus Equity Incentive Plan.

Awards

The 2021 Omnibus Equity Incentive Plan provides for the grant of stock options, including Incentive Stock Options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, stock appreciation rights, or SARs, and other stock or cash-based awards. Certain awards under the 2021 Omnibus Equity Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Omnibus Equity Incentive Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the average fair market value of the underlying share as defined in the Plan on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Provisions of the 2021 Omnibus Equity Incentive Plan Relating to Director Compensation

The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Omnibus Equity Incentive Plan’s limitations. Prior to commencing this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “—Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC Topic 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $150,000, increased to $300,000, in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Omnibus Equity Incentive Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2021 Omnibus Equity Incentive Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2021 Omnibus Equity Incentive Plan, awards issued under the 2021 Omnibus Equity Incentive Plan shall be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2021 Omnibus Equity Incentive Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Omnibus Equity Incentive Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Omnibus Equity Incentive Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Omnibus Equity Incentive Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Omnibus Equity Incentive Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Omnibus Equity Incentive Plan. The plan administrator will not have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2021 Omnibus Equity Incentive Plan after the tenth anniversary of the date on which our board of directors adopted the 2021 Omnibus Equity Incentive Plan.

Securities Laws

The 2021 Omnibus Equity Incentive Plan is intended to conform to all provisions of the Securities Act, and the Exchange Act and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2021 Omnibus Equity Incentive Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules, and regulations.

2021 Employee Stock Purchase Plan

Prior to the closing of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Employee Stock Purchase Plan, or ESPP. Our ESPP will become effective immediately prior to and contingent upon the closing of this offering. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve

Following this offering, our ESPP will authorize the issuance of     shares of our common stock under purchase rights granted to our employees or to employees of any of our participating affiliates.

Administration

Our compensation committee, or such other committee as appointed by our board of directors, will administer our ESPP. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, each offering period shall commence on the first day of a calendar quarter and end on the last day of such calendar quarter. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any of our participating affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for each pay period during an offering period, for the purchase of our common stock under our ESPP. Our common stock will be purchased for the accounts of employees participating in our ESPP at a price per share designated by our committee, but never less than 85% of the fair market value of a share of our common stock on the date of purchase as described in the ESPP.

Limitations

Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for at least one year. No employee will be permitted to purchase shares under our ESPP at a rate in excess of $15,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Internal Revenue Code.

Changes to Capital Structure

Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our committee will make appropriate adjustments to: (i) the number of shares subject to our ESPP; (ii) the minimum and maximum number of shares that may be purchased under the ESPP; (iii) the number of shares and purchase price of shares available for purchase and elections made to purchase such shares during the current offering period.

Corporate Transactions

Our ESPP will provide that in the event of a Change in Control (as defined in Internal Revenue Code Section 424(a)), any then-outstanding rights to purchase our stock under our ESPP may be assumed or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume or substitute for such purchase rights, then the purchase date for all options then outstanding shall be accelerated to a date fixed by the committee prior to the effective date of such Change in Control.

Amendment or Termination. Our board of directors will have the authority to terminate our ESPP with respect to any shares for which options have not therefore been granted. Our committee will have the authority to amend our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights, without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Upon the effectiveness of the registration statement, we intend to adopt the following director compensation program for non-employee directors.

We expect each non-employee director will receive an annual retainer of $50,000, paid in quarterly installments in arrears. Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $15,000, $10,000 and $10,000, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $10,000, $5,000 and $5,000, respectively. The non-employee directors will also receive an initial grant of that number of shares that is equal to $75,000 divided by the closing price of the shares on the date of closing of this offering, which initial grant vests on the one year anniversary of the grant. Beginning with the first regular quarterly meeting of directors after the completion of this offering and on the second quarterly meeting of directors thereafter beginning in 2022, each non-employee director will receive an annual grant of that number of shares equal to $75,000 divided by the fair market value on the day of the meeting, vesting on the one year anniversary of the grant.

In addition, pursuant to the director compensation program, each of our non-employee directors will receive a grant of stock options to purchase     shares of our common stock pursuant to the 2021 Omnibus Equity Incentive Plan in connection with this offering, effective as of immediately following the determination of the initial public offering price per share of our common stock. These stock options will have an exercise price per share equal to the initial public offering price per share of our common stock and will vest on the first anniversary of the date of grant.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2021 Omnibus Equity Incentive Plan, as described above, but such limits will not apply prior to the first calendar year following the calendar year in which this offering is completed. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, considering such factors, circumstances, and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2021 Omnibus Equity Incentive Plan. As provided in the 2021 Omnibus Equity Incentive Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2019, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

We lease commercial office space from BCG Chantilly, LLC (BCC), an entity in which Mr. Bowman, Mr. Bruen, Mr. Hickey own a 63.6% interest. The lease payments were less than $120,000 for the years ended December 31, 2019 and 2020. We do not expect lease payments to exceed $120,000 per year in future years. On December 31, 2019, our notes payable included $0.2 million owed to BCC with respect to a loan made in 2014 for working capital and unrelated to the lease. We repaid the note in full with accrued interest on September 30, 2020.

Bowman Lansdowne Development, LLC (BLD) is an entity in which Mr. Bowman, Mr. Bruen, Mr. Hickey and other non-named executive shareholders have a majority ownership interest. On December 31, 2019 and 2020, the Company’s notes receivable included $0.5 million and $0.5 million, respectively, from BLD in connection with management services we previously provided to BLD. We no longer provide these services, nor do we intend to do so in the future.

Lansdowne Development Group, LLC (LDG) is an entity in which BLD has a minority ownership interest. On December 31, 2019, and 2020, our accounts receivable included $0.2 million and $0.1 million, respectively, due from LDG. On December 31, 2019, and 2020, our notes receivable included $0.2 million and $0.4 million, respectively from LDG. The loans were provided to LDG for working capital and we no longer provide such, nor do we intend to do so in the future.

Bowman Realty Investments 2010, LLC (BR10) is an entity in which Mr. Bowman, Mr. Bruen, Mr. Hickey and other non-named executive shareholders have a majority ownership interest. On December 31, 2019, and 2020, the Company’s notes receivable included $0.2 million and $0.2 million, respectively, from BR10 in connection with management services we previously provided to BLD. We no longer provide these services, nor do we intend to do so in the future.

Alwington Farm Developers, LLC (AFD) is an entity in which BR10 has a minority ownership interest. On December 31, 2019, the Company’s accounts receivable included $0.4 million due from AFD. On December 31, 2020 there was no balance in accounts receivable due from AFD. On December 31, 2019 and 2020, our notes receivable included $1.2 million and $1.2 million, respectively, from AFD. The notes were received in exchange for engineering services provided to AFD.

During the years ended December 31, 2019, and 2020, we provided administrative and accounting services to BLD, LDG, and BR10 entities at no cost. Beginning in 2021, we are providing these services on an arms-length basis at prevailing hourly rates for the persons involved.

We employ Gregory Bowman, the son of Mr. Bowman, as a full-time employee. We paid Gregory Bowman $0.1 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.

Bowman Realty Investments 2013 LLC (BR13) is an entity in which Mr. Bowman, Mr. Bruen, and Mr. Hickey have an ownership interest.

For the years ended December 31, 2019 and 2020, an employee of ours served as project manager for a real estate development project in which BLD, BR13, and during a portion of 2020 an entity owned and controlled by Mr. Bowman and his family have an ownership interest. The cost of the services provided for the years ended December 31, 2019 and 2020 were $0.1 million and $0.1 million, respectively. After the effectiveness of this offering, we will no longer provide these services at no cost to the project. Beginning in 2021, we are providing these services on an arms-length basis at prevailing hourly rates for the persons involved.

As of December 31, 2019, we had $0.8 million of unsecured advance to Mr. Bowman included in other assets. Mr. Bowman repaid the advance in full with accrued interest on September 29, 2020 through the redemption of 3,879 shares of our stock.

As of December 31, 2019, we had notes receivable from Mr. Bowman and Mr. Labovitz in the amounts of $5.4 million and $0.5 million, respectively. Both Mr. Bowman and Mr. Labovitz repaid their notes in full with accrued interest on September 29, 2020 through the redemption of our stock with 1,566 shares redeemed from Mr. Labovitz and 14,568 shares redeemed from Mr. Bowman.

On December 31, 2019, and 2020, we were due $0.3 million and $0.6 million, respectively, from stockholders, none of whom are named executive officers, directors or executive officers, under the terms of stock subscription notes receivable.

On December 31, 2019, and 2020, we owed $0.3 million and $0.3 million, respectively, to a retired shareholder and former Director in connection with an acquisition.

As of December 31, 2019, and 2020, we owed certain of our stockholders and former stockholders $2.0 million and $2.2 million. The notes result from repurchases of stock from shareholders pursuant to our Shareholders’ Buy-Sell Agreement.

Consolidating Transactions in Connection with this Offering

Bowman Consulting DC PC. Since its founding in 2014, Bowman Consulting DC PC has operated as a stand-alone engineering enterprise in the District of Columbia, owned 100% by Gary Bowman, our Chairman and Chief Executive Officer. The company’s results were included in our combined financial statements based on common control. On December 31, 2020, we acquired all the assets and operations, and assumed certain liabilities of Bowman Consulting DC PC and thereafter Bowman Consulting DC PC ceased operations. We will integrate the operations of Bowman Consulting DC PC into our operations eliminating the need for combined financial presentation.

HE Wilson Liquidation and Bowman Consulting NC PC. Since its founding in 2019, Bowman Consulting NC PC has operated as a stand-alone enterprise in North Carolina, owned by Gary Bowman, Mike Bruen, our Chief Operating Officer, and another shareholder of the Company. Based on licensing and corporate structure requirements for engineering and survey services, we performed on North Carolina contracts through Bowman Consulting NC PC and the results were included in our combined financial statements based on common control.

On December 22, 2020, we acquired 100% of the outstanding capital stock of HE Wilson Liquidation Inc., a dormant North Carolina corporation exempt from professional services corporation requirements associated with providing engineering and survey services in North Carolina. In connection with the acquisition, we renamed HE Wilson Liquidation as Bowman North Carolina Ltd.

On December 31, 2020, we acquired all the assets and operations, and assumed all liabilities of Bowman Consulting NC PC and thereafter Bowman Consulting NC PC ceased to operate. We contributed the assets and operations acquired from Bowman Consulting NC PC into Bowman North Carolina Ltd. Moving forward, we will conduct our North Carolina operations from Bowman North Carolina Ltd and present their results as consolidated within our financial statements.

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers, and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors, and such transactions require the approval of a majority of the directors who were not interested in the transaction. Further, when our stockholders were entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who approved the transaction.

In connection with this offering, we will adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds $25,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of December 31, 2020 by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is calculated based on     shares of common stock outstanding as of December 31, 2020. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on     shares of our common stock to be outstanding after this offering, including the     shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of December 31, 2020 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o the Company at 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191.

	Number of Shares	Percentage of Outstanding Shares Beneficially Owned
Name	Beneficially Owned(1)	Before Offering	After Offering
Directors and Named Executive Officers
Gary Bowman		%	%
Bruce Labovitz
Michael Bruen
Robert Hickey
Daniel Lefaivre
Stephen Riddick
James Laurito
Patricia Mulroy
Other 5% Stockholders
Gregory Bowman
Patrick Quante
All officers and directors as a group (8 persons)		%	%

*	Less than 1%.
(1)	Numbers reflect the pre-split numbers and will be updated when the split is determined. They are provided for illustrative purposes only.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of     shares of common stock, par value $0.10 per share, and     shares of preferred stock, par value $     per share, all of which shares of preferred stock will be undesignated.

As of December 31, 2020,     shares of our common stock were outstanding and held of record by     stockholders, and no shares of preferred stock were outstanding.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to     shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options

As of December 31, 2020, there were outstanding options to purchase an aggregate of     shares of our common stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws that will be in effect on the completion of this offering will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock

Our certificate of incorporation will provide for     authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us, or any current or former director, officer, or other employee or stockholder, arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; and (iv) any action asserting a claim against us or any current or former director or officer or other employee governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Our bylaws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the Eastern District of Virginia will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Our bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that the stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. We recognize that the forum selection clause in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Virginia, as applicable. Additionally, the forum selection clause in our bylaws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the Eastern District of Virginia may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Market Listing

We have applied to list our common stock on The Nasdaq Global Market under the trading symbol “BWMN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2020, upon the completion of this offering,     shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and shares of our common stock are restricted shares of common stock subject to time-based vesting terms. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering, will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only several securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of December 31, 2020; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Upon waiver or expiration of the 180-day lock-up period described below, approximately     shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriters” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and each of our directors and executive officers and each of our stockholders holding more than 5% of our outstanding common stock have signed a lock-up agreement that prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives, subject to certain exceptions. See the section entitled “Underwriters” appearing elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITERS

D.A. Davidson & Co. is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock shown opposite their respective names below:

Number of Shares
D.A. Davidson & Co.
B. Riley Securities, Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters have reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares of Common Stock

We have granted the underwriters a 30-day option to purchase up to     additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between us and the representative. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly traded companies considered comparable to our company, the factors considered in determining the initial public offering price included:

•	our results of operations;

•	our current financial condition;

•	our future prospects;

•	our management;

•	the economic conditions in and future prospects for the industry in which we compete; and

•	other factors we and the representative deem relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters will offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $     per share of common stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $     per share of common stock to certain brokers and dealers. Our shares of common stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us:

	Total Per Share	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Initial public offering price
Underwriting discounts and commissions
Proceeds, before estimated expenses, to us

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters up to $150,000 for certain of their fees and expenses relating to the offering.

Indemnification of Underwriters

We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.

No Sales of Similar Securities

We and each of our directors, executive officers and each of our stockholders holding more than 5% of our outstanding common stock have entered into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase or otherwise encumber, dispose of or transfer, grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for shares of common stock, enter into a transaction which would have the same effect or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap hedge or other arrangement, subject to specified exceptions. These restrictions shall also apply to any common stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence. These restrictions will not apply to us with respect to issuances of common stock or securities exercisable for, convertible into or exchangeable for common stock in connection with any acquisition, collaboration, merger, licensing or other joint venture or strategic transaction involving our company, subject to certain limitations.

The representative may release any of the securities subject to these lock-up agreements which, in the case of officers and directors, shall be with notice.

Listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “BWMN.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

Short sales involve the sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.

Naked short sales are any short sales in excess of such option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

The underwriters may make bids for or purchases of shares of our common stock for the purpose of pegging, fixing or maintaining the price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also influence the price of the shares if it discourages resales of the shares.

The transactions above may occur on The Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If such transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of the shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have in the past provided and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Akerman LLP, Los Angeles, California.

EXPERTS

The combined financial statements of Bowman Consulting Group Ltd. and Affiliates at December 31, 2020 and December 31, 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Effective September 9, 2020, in preparation for this offering, the Company’s board of directors approved the engagement of Ernst & Young LLP (the New Auditor) as its independent registered public accounting firm and dismissed Dixon Hughes Goodman LLP (the Former Auditor).

The report of the Former Auditor on the Company’s combined financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2019 and the subsequent interim period through September 9, 2020 there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on the Company’s financial statements and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

We requested the Former Auditor to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy that letter is filed as Exhibit 16 to this prospectus and registration statement.

During the fiscal year ended December 31, 2019 and the subsequent interim period through September 9, 2020 neither the Company, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s combined financial statements, and neither a written report or oral advice was provided to the Company by the New Auditor that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we refer in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly, and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.bowman.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

The accompanying notes are an integral part of these combined financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bowman Consulting Group Ltd. and Affiliates

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Bowman Consulting Group Ltd. and Affiliates (the Company) as of December 31, 2019 and 2020, the related combined income statements, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Tysons, Virginia

February 24, 2021

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

COMBINED BALANCE SHEET

(Amounts in thousands except per share data)

	December 31,	December 31,
	2019	2020
ASSETS
Current Assets
Cash and equivalents	509	386
Accounts Receivable, net	28,555	24,183
Contract assets	10,108	7,080
Notes receivable, current	904	—
Notes receivable—officers, employees and affiliates, current portion	525	1,182
Prepaid and other current assets	2,287	2,271

Total current assets	42,888	35,102
Non-Current Assets
Property and equipment, net	4,770	15,357
Goodwill	9,179	9,179
Notes receivable, less current portion	—	903
Notes receivable—officers, employees and affiliates, less current portion	8,470	1,297
Other intangible assets, net	691	1,131
Other assets	800	669

Total Assets	$66,798	$63,638

LIABILITIES AND EQUITY
Current Liabilities
Bank line of credit	8,348	3,481
Accounts payable and accrued liabilities, current portion	14,170	12,203
Contract liabilities	7,888	1,943
Notes payable, current portion	1,744	1,592
Deferred rent, current portion	310	619
Capital lease obligation, current portion	143	3,495

Total current liabilities	32,603	23,333
Non Current Liabilities
Other non-current obligations	—	1,244
Notes payable, less current portion	1,916	2,829
Deferred rent, less current portion	4,057	4,278
Capital lease obligation, less current portion	574	7,503
Deferred tax liability, net	6,046	6,472
Common shares subject to repurchase	8,267	842

Total liabilities	$53,463	$46,501

Redeemable common stock	$36,618	$—
Shareholders’ Equity
Common stock	—	17
Additional paid-in-capital	—	58,851
Treasury Stock	(5,925)	(16,022)
Stock subscription notes receivable	—	(609)
Accumulated deficit	(17,358)	(25,100)

Total shareholders’ equity (deficit)	$(23,283)	$17,137

TOTAL LIABILITIES AND EQUITY	$66,798	$63,638

The accompanying notes are an integral part of these combined financial statements.

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

COMBINED INCOME STATEMENT

(Amounts in thousands except per share data)

	For the Year Ended December 31,
	2019	2020
Gross Contract Revenue	$113,724	$122,020
Contract costs: (exclusive of depreciation and amortization below)
Direct payroll costs	42,452	48,152
Sub-consultants and expenses	16,119	18,360

Total contract costs	58,571	66,512

Operating Expenses:
Selling, general and administrative	51,486	51,469
Depreciation and amortization	797	2,277
(Gain) loss on sale	(113)	(107)

Total operating expenses	52,170	53,639

Income from operations	2,983	1,869

Other (income) expense	419	(110)

Income before tax expense	2,564	1,979
Income tax expense	1,038	989

Net income	$1,526	$990

Earnings per share
Basic	$7.57	$5.11
Diluted	$7.52	$5.10
Weighted average shares outstanding:
Basic	195,599	183,029
Diluted	196,808	183,465

The accompanying notes are an integral part of these combined financial statements.

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands except per share data)

	Common Stock		Additional Paid- in Capital	Treasury Stock	Stock Subscription Notes Receivable	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance at January 1, 2019	202,781	—	—	(3,575)	—	(6,279)	(9,854)
Issuance of new common stock	3,968	—	—	—	—	—	—
Purchase and retirement of common stock	(11,611)	—	—	(2,350)	—	—	(2,350)
Issuance of common stock under stock bonus plan	1,598	—	—	—	—	—	—
Collection on stock subscription notes receivable	—	—	—	—	—	—	—
Common shares subject to repurchase liability	—	—	—	—	—	258	258
Fair value adjustment to redeemable common stock	—	—	—	—	—	(12,863)	(12,863)
Net Income	—	—	—	—	—	1,526	1,526

Balance at December 31, 2019	196,736	—	—	(5,925)	—	(17,358)	(23,283)
Issuance of new common shares	4,524	—	—	—	(533)	—	(533)
Purchase and retirement of common stock	(28,822)	—	—	(10,097)	—	—	(10,097)
Issuance of new common shares under stock compensation plan	22,294	—	—	—	—	—	—
Collections on stock subscription notes receivable	—	—	—	—	234	—	234
Reclassification of common shares previously subject to repurchase liability	—	3	11,805	—	—	814	12,622
Conversion of redeemable common stock to permanent equity	—	14	47,046	—	(310)	(9,546)	37,204
Net Income						990	990

Balance at December 31, 2020	194,732	17	58,851	(16,022)	(609)	(25,100)	17,137

The accompanying notes are an integral part of these combined financial statements.

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

COMBINED STATEMENT OF CASH FLOWS

(Amounts in thousands except per share data)

	For the Year Ended December 31,
	2019	2020
Cash Flows from Operating Activities:
Net Income	$1,526	$990
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization - property, plant and equipment	514	2,036
Amortization of intangible assets	283	241
Gain on sale of assets	(117)	(110)
Bad debt	510	3,008
Stock based compensation	4,281	5,085
Interest on shares repurchased	14	—
Deferred taxes	431	326
Deferred rent	3,527	530
Changes in operating assets and liabilities
Accounts Receivable	(5,414)	1,506
Contract Assets	(1,680)	3,028
Prepaid expenses	(796)	623
Deposits and other assets	(145)	(28)
Accounts payable and accrued expenses	4,506	(520)
Contract Liabilities	778	(5,945)

Net cash provided by operating activities	8,218	10,770
Cash Flows from Investing Activities:
Purchases of property and equipment	(3,366)	(924)
Proceeds from sale of assets and disposal of leases	118	110
Amounts advanced under loans to shareholders	(1,303)	(1,207)
Payments received under loans to shareholders	821	228
Amounts advanced under notes receivable	(5,277)	(420)
Payments received under notes receivable	4,545	19
Purchases of intangible assets	—	(416)
Collections under stock subscription notes receivable	191	196

Net cash used in investing activities	(4,271)	(2,414)

Cash Flows from Financing Activities:
Net repayments under revolving line of credit	(2,617)	(4,867)
Repayments under fixed line of credit	(195)	(485)
Borrowings under fixed line of credit	—	1,985
Repayment under notes payable	(776)	(1,800)
Payments on capital leases	—	(1,088)
Payment of contingent consideration from acquisitions	(128)	(106)
Payment of offering costs	—	(920)
Payments for purchase and retirement of common stock	(24)	(1,261)
Proceeds from issuance of common stock	130	63

Net cash used in financing activities	(3,610)	(8,479)

Net increase (decrease) in cash and cash equivalents	337	(123)

Cash and cash equivalents, beginning of period	172	509

Cash and cash equivalents, end of period	$509	$386

The accompanying notes are an integral part of these combined financial statements.

BOWMAN CONSULTING GROUP LTD AND AFFILIATES

COMBINED STATEMENT OF CASH FLOWS

(Amounts in thousands except per share data)

	For the Year Ended December 31,
	2019	2020
Supplemental disclosures of cash flow information:
Cash paid for interest	$634	$609

Cash paid for income taxes	$362	$543

Non-cash investing and financing activities
Property and equipment acquired under capital lease	($722)	($11,370)

(Issuance) Settlement of Redeemable Common Stock	($13,069)	$36,927

Issuance of common stock for a note receivable	($7)	($533)

Stock redemption for payment of shareholder loans	$824	$1,457

Stock redemption for payment on note receivable	$0	$6,130

Issuance of notes payable for purchase of intangible asset	$0	($165)

Issuance of notes payable for redemption of stock	($1,267)	($900)

The accompanying notes are an integral part of these combined financial statements.

1. Nature of Business and Basis of Presentation

Nature of Business

Bowman Consulting Group Ltd. and its affiliates (“Bowman” or “we” or the “Company”) incorporated in the Commonwealth of Virginia on June 5, 1995 and reincorporated in the State of Delaware on November 13, 2020. Bowman is a professional services firm delivering innovative solutions to the marketplace of customers who own, develop and maintain the built environment. Within that arena, we provide planning, design, engineering, geomatics, survey, construction management, environmental consulting and land procurement services to markets that encompass the buildings people live, work and learn in, the systems that provide water, electricity and other vital services, and the roads, bridges, and transportation systems used to get from place to place. We provide services to customers through fixed-price and time-and-material based contracts containing multiple milestones and independently priced deliverables. Typically, contract awards are on a negotiated basis, ranging in value from a few thousand dollars to multiple million dollars and can have varying durations depending on the size, scope, and complexity of the project.

The Company’s workforce typically provides the full scope of engineering and other contract services. With respect to certain specialty services within a particular contract, however, we may engage the assistance of third-party sub-consultants. The Company’s headquarters are located in Reston, VA and the Company has 32 offices, throughout the United States.

Basis of Presentation

The accompanying combined financial statements include the accounts of the Company and its subsidiaries Bowman Environmental LC (BELC), Bowman International, Inc. (BII), Bowman Consulting Mexico, LLC (BCM), Bowman North Carolina Ltd. (BNCL). In addition, the financials include Bowman Consulting NC PC (NCPC), Omland Engineering, Land Survey and Landscape Architecture Associates, P.C. (BNY), and Bowman Consulting Group DC PC (DCPC), entities combined with the Company as of December 31, 2019 and 2020 based on common control. The Company eliminates all significant intercompany balances and transactions in its combined financial statements. Founded in Sonora, Mexico in 2017, BCM provides services to the Company exclusively. BELC, BII and BCM had minimal or no activity during the year ended December 31, 2019 and 2020. DCPC was incorporated in the District of Columbia in August 2014 and is owned by Gary Bowman (our founder, Chairman and CEO). NCPC was incorporated in the Commonwealth of Virginia in September 2019 and is owned for licensing purposes by Gary Bowman, Mike Bruen (our Chief Operating Officer) and another Company shareholder. BNY was incorporated in New Jersey in October 2002 and was subsequently acquired for licensing purposes by Gary Bowman in October 2014. DCPC, NCPC and BNY provide services like those of the Company focused on projects located in the District of Columbia, North Carolina and New York, respectively.

Each state establishes licensing and organizational requirements for our services. Certain states allow only one individual and individually owned professional services corporations to hold licenses. In those states there sometimes exist grandfathering exemptions that allow corporations to hold licenses. In the event a state does not allow a corporation to hold a license, we have in the past formed professional services corporations owned by Mr. Bowman and other employees to facilitate our ability to work in such states, with two such states being North Carolina and New York. In connection with our initial public offering, we purchased a qualified North Carolina corporation (see Consolidating Transactions). To the extent we cannot adequately satisfy a state’s licensing requirements, we do not operate in that state.

On December 22, 2020, the Company acquired HE Wilson Liquidations, Inc., a company incorporated on March 28, 1956 in North Carolina. Concurrent with the acquisition, the Company renamed HE Wilson Liquidations, Inc. as Bowman North Carolina Ltd. (BNCL).

On December 31, 2020, the Company acquired directly the assets of DCPC and NCPC.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies and principles used in the preparation of the combined financial statements:

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is either not an emerging growth company or, an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

Revenue Recognition

As discussed in Note 1, the Company provides a variety of engineering and related professional services to customers located throughout the United States. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement. Excluded from the transaction price are amounts collected on behalf of third parties for sales and similar taxes.

Long-term contracts typically contain billing terms that provide for invoicing once a month and payment on a net 30-day basis. Exceptions to monthly billing terms are to ensure that the Company performs satisfactorily rather than representing a significant financing component. For example, fixed price contracts may provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements rather than having billing monthly. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customer and the transfer of promised services to the customer will be less than one year.

As a professional services engineering firm, the Company generally recognizes revenue over time as control transfers to a customer based upon the extent of progress towards satisfaction of the performance obligation.

For services delivered under fixed price contracts, the Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and sub-consultants. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

When a performance obligation is billed using a time-and-material type contract, the Company measures its progress to complete based upon the hours incurred for the period times contractually agreed upon billing rates plus any materials delivered or consumed in the project. When applicable, the Company will recognize revenue under these contracts as invoiced under the practical expedient.

In certain situations, it is possible that two or more contracts should be combined and accounted for as a single contract, or a single contract should be accounted for as multiple performance obligations. This requires significant judgment and could impact the amount and timing of revenue recognition. Such determinations are made using management’s best estimate and knowledge of contracts and related performance obligations.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company recognizes claims against vendors, sub-consultants, and others as a reduction in costs when the contract establishes enforceability, and the amounts of recovery are reasonably estimable and probable. Reduction in costs are recognized at the lesser of the amount management expects to recover or costs incurred.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Accounts receivables, net:

Accounts receivable, net (contract receivables) includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables.

Contract Assets:

Contract Assets are recorded when progress to completion revenue earned on contracts exceeds amounts actually billed under the contract. It may also include contract retainages that can be billed once contract stipulations are satisfied.

Contract Liabilities:

Contract Liabilities are recorded when amounts actually billed under a contract exceeds the progress to completion revenue earned under the contract.

Contract Cost Assets

Contract acquisition costs are comprised of costs to obtain and fulfill contracts. These costs, such as pre-contract costs, mobilization costs, and performance bonds, are capitalized if they are (i) incremental to the contract, (ii) expected to be recovered, (iii) not representative of satisfaction of the performance obligation. Capitalized costs are typically amortized over the life of the contract. The Company has elected the practical expedient to expense as incurred these costs, to the extent incurred, if the amortization period is one year or less. Due to the practical expedient, no costs were required to be capitalized during the years ended December 31, 2019 and 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Cash and Cash Equivalent

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution. Certain of these accounts are designated as zero balance accounts wherein the balance is swept out nightly to reduce the Company’s line of credit balance, if any.

Under the terms of the Company’s Credit Agreement, the Company’s primary lender may make advances to prevent or cover an overdraft on any of the Company’s accounts. The lender may make such advances even if the advances cause the outstanding balance to exceed the credit limit under the Credit Agreement. On the accompanying combined balance sheets at December 31, 2019 and 2020, the Company has included $1.7 million and $2.2 million, respectively, of payments in excess of cash on hand in accounts payable and accrued expenses. The total amount of such checks did not exceed the availability under the Company’s line of credit as of December 31, 2019 and December 31, 2020.

Concentration of Credit Risk and other Concentrations

The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable.

Cash balances at various times during the year may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company’s cash deposits are held in institutions whose credit ratings are monitored by management, and the Company has not incurred any losses related to such deposits.

The Company is subject to a concentration of credit risk with respect to outstanding accounts receivable, however the Company believes no such concentration existed during the years ended December 31, 2019 and 2020. The Company’s customers are located throughout the United States. Although the Company generally grants credit without collateral, management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Also, for non-governmental customers, the Company can often place mechanics liens against the real property associated with the contract in the event of non-payment.

Allowance for Doubtful Accounts

The Company records accounts receivable net of an allowance for doubtful accounts. The allowance is determined based upon management’s review of the estimated collectability of the specific accounts receivable, plus a general provision based upon the historical loss experience and existing economic conditions. The Company charges off uncollectible amounts against the allowance for doubtful accounts once management determines the amount, or a portion thereof, to be worthless. As of December 31, 2019, and 2020, the balance in the allowance for doubtful accounts was $0.9 million and $1.5 million, respectively.

Activity in the allowance for doubtful accounts that accounts for the change in balance consisted of the following:

	December 31, 2019	December 31, 2020
Balance as of beginning of the year	$883	$939
Provision for doubtful accounts	129	799
Write-offs of uncollectable accounts	(73)	(190)

Balance as of the end of the year	$939	$1,548

Property and Equipment

Property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is reported in the combined statements of operations. Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Computer equipment	3 to 5 years
Survey equipment	2 to 5 years
Vehicles	5 years
Furniture and fixtures	7 years
Software	3 to 5 years
Leasehold improvements	the lesser of useful life or term of lease

For the years ended December 31, 2019 and 2020, the Company recognized a $0.1 million and a $0.1 million gain from the disposal of certain pieces of property and equipment in connection with sale-leaseback transactions, respectively. This amount is recorded within gain on sale on the accompanying combined financial statements.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired, and the liabilities assumed at their acquisition date fair values. While best estimates and assumptions are used to calculate the fair value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, when applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, adjustments that are based on new information obtained about facts and circumstances that existed as of the acquisition date are recorded to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the combined income statements.

Goodwill and Intangible Assets

The purchase price of an acquired business is allocated to the tangible assets and separately identifiable intangible assets acquired, less liabilities assumed, based upon their respective fair values with any excess purchase price over such fair values being recorded as goodwill. Goodwill and intangible assets acquired in a business combination and determined to have indefinite useful life are not amortized, but instead are reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with estimable useful lives are amortized over such lives and reviewed for impairment if indicators are present.

The Company performs its annual impairment test as of October 1 of each year. As its business is highly integrated and its components have similar economic characteristics, the Company has concluded it has one reporting unit at the combined entity level. The Company performs a Step 1 impairment analysis by comparing the fair value of the reporting unit to carrying amount. Management engaged a third-party valuation firm to assist with the determination of fair value for the years ended December 31, 2019 and 2020. The fair value of the reporting unit derives from multiple weighted valuation techniques. If the fair value of the reporting unit is less than its carrying amount, we conduct a Step 2 impairment analysis to determine the implied fair value of the reporting unit’s goodwill. An impairment loss is recognized for the difference of the reporting unit’s implied fair value of goodwill and its carrying amount.

The Company performed an impairment analysis for the years ended December 31, 2019 and 2020 and concluded that the fair value of the reporting unit was in excess of its carrying amount, and as such, no impairment was required.

Definite-lived intangibles include customer relationships, contract rights, and non-compete agreements that were acquired through assets acquisition or business combination. These definite-lived intangible assets are amortized over their estimated useful life ranging from two to five years using a straight-line method.

The Company is required to review long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. We report assets to be disposed of at the lower of the carrying amount or fair value, less cost to sell. There were no event or changes in circumstances, for the years ended December 31, 2019 and 2020, that indicated impairment of any long-lived assets.

Deferred Offering Costs

Upon closing of the planned initial public offering (“IPO”), deferred offering costs, consisting of legal, accounting and other fees directly related to the IPO will net against the gross proceeds. As of December 31, 2020, the Company recorded $0.9 million of deferred offering costs that are included in other assets on the accompanying combined balance sheet.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of each operating lease commencing on the date the Company takes possession of the leased premises. In addition, the Company records allowances such as free rent or improvement allowances as deferred rent in the combined balance sheets and amortizes the amount on a straight-line basis over the term of the related operating lease.

Long-term incentive compensation plan

The Company maintains a variable compensation plan and discretionary bonus program for employees and provides individualized long-term incentive plans to certain managers and executives. The variable compensation plan and discretionary bonus program includes cash awards and the long-term incentive plans include issuance of restricted stock grants. The Company periodically grants restricted stock awards to reward performance and incentivize retention.

Stock-based Compensation

Shares originating from the granting of restricted stock bonus awards, stock options and the sale of stock to employees at prices below fair value are subject to Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“ASC Topic 718”) from the date of issuance until retirement. Prior to December 22, 2020, provisions existed in the various agreements governing the ASC Topic 718 shares requiring the Company to repurchase the shares based on circumstances outside its control. As such, the Company classified shares of its common stock outstanding prior to December 22, 2020, subject to ASC Topic 718, as a liability to common shares subject to repurchase. The Company recognized changes in the fair value of the liability as non-cash compensation expense.

On December 22, 2020 and December 31, 2020, the Company modified its stock-based compensation agreements resulting in a change in classification of the majority of these awards from liability to equity. The modification resulted in a final fair value liability measurement and non-cash compensation expense relating to certain of the shares subject to repurchase and the effective exchange of those shares for permanent equity. Certain stock-based awards for which there were no modifications to the terms of repurchase continue remain classified as liabilities with periodic changes in the fair value measurement recognized as non-cash compensation expense.

For ASC Topic 718 stock-based awards classified as permanent equity, the Company generally recognizes non-cash compensation expense on a ratable basis over the applicable service period based on the award date fair value. The Company has elected to use the Black-Scholes-Merton option-pricing model to determine the grant date fair value of stock options. The Company accounts for forfeitures when they occur.

Non-recourse Notes Treated as Substantive Options

Certain stock subscription notes receivable of the Company are non-recourse. As such, these notes are substantive options under ASC Topic 718 subject to the Black-Scholes-Merton method of computing compensation cost. The option strike price is calculated as the purchase price of the shares plus the estimated interest per share expected to be collected during the term of the note. Because at any time the notes may be pre-paid, the Company recognizes the total calculated compensation cost at the time of issuance. Pursuant to the terms of the notes, the Company collects payments through payroll deductions. The Company considers the payments to be periodic exercises of the options. The Company account for stock purchases through exercise in accordance with ASC Topic 718. No note receivable exists for these non-recourse notes.

Redeemable Common Shares

Prior to December 22, 2020, the Company classified shares issued subject to Accounting Standards Codification 480 – Distinguishing Liabilities from Equity (“ASC Topic 480”) as redeemable common stock. Prior to December 22, 2020, provisions existed in the various agreements governing these shares requiring the Company to repurchase the shares based on circumstances outside its control. As such, the Company classified shares of its common stock outstanding prior to December 22, 2020 as redeemable common stock. The Company assessed the fair value of its redeemable common stock at each reporting period. The Company recorded changes in the fair value of the redeemable common as adjustments to retained earnings or accumulated deficit.

On December 22, 2020, the Company modified its agreements resulting in a change in classification from redeemable common stock to permanent equity. The modification resulted in a final fair value measurement of the shares subject to redemption and the effective exchange of those shares for permanent equity.

Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”) provides the framework for measuring and reporting financial assets and liabilities at fair value. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The codification establishes a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurements:

Level 1:	Quoted prices in active markets for identical assets or liabilities as of the reporting date;

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices (such as interest rate and yield curves);

Level 3:	Uses inputs that are unobservable, supported by little or no market activity and reflect significant management judgment.

As of December 31, 2019, and 2020:

•	The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short duration of these instruments

•

The carrying amounts of debt obligations approximate their fair values as the terms are comparable to terms currently offered by local financial institutions for arrangements with similar terms to industry peers with comparable credit characteristics. Accordingly, the debt obligations involve Level 2 fair value inputs.

•

The liability related to shares subject to repurchase is recognized at fair value using Level 3 inputs that were primarily determined based on the contractual settlement price as defined by the terms of the Company’s Shareholders’ Buy-Sell Agreement. See Note 18 for further discussion.

Advertising Expense

The Company expenses the cost of advertising as incurred. Advertising expense was $0.1 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.

Income Taxes

On January 1, 2018, the Company changed it election from an S-corporation to a C-corporation. Prior to January 1, 2018, the shareholders of the Company were responsible for their proportionate share of the Company’s taxable income. For the years ended December 31, 2019 and 2020, the Company qualified as a cash basis taxpayer based on our shares being 95% employee owned. As such, we calculate our current tax expense on a cash basis and accrue future tax expenses resulting from associated timing differences as deferred tax liabilities.

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the combined financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date.

The Company assesses uncertain tax positions to determine whether the position will more likely than not be sustained upon examination by the Internal Revenue Service (IRS) or other taxing authorities. If the Company cannot reach a more-likely-than-not determination, no benefit is recorded. If the Company determines that the tax position is more likely than not to be sustained, the Company records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Segments

The Company operates in one segment based upon the financial information used by its chief operating decision maker in evaluating the financial performance of its business and allocating resources. The single segment represents the Company’s core business of providing engineering and related professional services to its customers.

Recently Issued Accounting Guidance

Accounting guidance not yet adopted

Leases. In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842) (“ASU 2016-02”) to increase transparency and comparability of accounting for lease transactions by requiring lessees to recognize the right-of-use assets and lease liabilities on the balance sheet and to disclose qualitative and quantitative information about lease transactions and enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The effective date of ASU 2016-02 for the Company is January 1, 2022, with early adoption permitted. The Company is currently evaluating the impact this ASU may have on its combined financial statements and related disclosures.

Financial Instruments – Credit Losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to accounts receivable, loans, and other financial instruments. This standard is effective for the Company beginning January 1, 2023. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact of this ASU on our combined financial statements.

Goodwill. In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which the reporting unit’s carrying amount exceeds its fair value, limited to the carrying amount of the goodwill. ASU 2017-04 is effective for us beginning January 1, 2022. The Company does not expect the impact of this ASU to be material to its combined financial statements.

3. Earnings per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to the Company available to common stockholders by the weighted average number of common shares outstanding for the years ended December 31, 2019 and 2020. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were either exercised or converted into common stock or resulted in the issuance of common stock that would share in the earnings of the Company. The Company uses the two-class method to determine earnings per share.

On August 31, 2019, the Company redeemed 1,300 shares of redeemable common shares pursuant to a put right by which the redemption price exceeded fair value. The Company reduced undistributed earnings for the year ended December 31, 2019 by $8,148 to reflect this payment.

For calculating basic earnings per share, for the years ended December 31, 2019, the weighted average number of shares outstanding exclude 4,668 non-vested restricted shares and 304 unexercised substantive options. The computation of diluted earnings (loss) per share for the year ended December 31, 2019 did not assume the effect of restricted shares because the effects were antidilutive.

For calculating basic earnings per share, for the years ended December 31, 2020, the weighted average number of shares outstanding exclude 9,100 non-vested restricted shares and 1,810 substantive options. The computation of diluted earnings (loss) per share for the year ended December 31, 2020 did not assume the effect of restricted shares because the effects were antidilutive.

The following table represents a reconciliation of the net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share for the years ending December 31, 2019, and 2020:

	December 31, 2019	December 31, 2020
Numerator
Net income	1,526	990
Deemed dividend	8	—
Earnings allocated to non-vested shares	38	55

Subtotal	$1,480	$935

Denominator
Weighted average common shares outstanding	195,599	183,029
Effect of dilutive nominal options	163	175
Effect of dilutive contingently earned shares	1,046	261
Dilutive average shares outstanding	196,808	183,465
Basic earnings per share	$7.57	$5.11
Dilutive earnings per share	$7.52	$5.10

4. Acquisitions

Asset Acquisitions

Atherton Engineering, Inc.

On June 30, 2018, BCG acquired certain specified assets of Atherton Engineering, Inc. (Atherton), all of which were deemed to be intangible assets. The total purchase price was $0.4 million, which was comprised of 1,300 shares of common stock at $211.00 per share for a total of $0.2 million and contingent consideration of $0.2 million. Contingent consideration is included in accounts payable and accrued expenses in the accompanying combined balance sheet at December 31, 2019. All contingent consideration associated with the acquisition was settled for cash as of December 31, 2020. The shares of common stock issued contain put option rights at $250.00 per share that vest 12 months post closing. These option rights were exercised during the year ended December 31, 2019. Pursuant to the option agreement, the Company entered into a 30-month promissory note with the holder of the options for $0.3 million. The Company recorded $14,399 of interest at the outset of the note based on a basis of $238.92 per share for the redeemed shares after fair value adjustments. The Company did not incur any significant transaction costs for the Atherton asset acquisition.

The Company did not acquire an input or substantive processes from Atherton that together significantly contribute the ability to create output. As such, the transaction was deemed an asset purchase, with the intangible assets recorded at their fair market value on the acquisition date. The Company identified intangible assets comprised of customer relationships of $0.1 million to be amortized over an estimated useful life of 5 years, contract rights of $0.2 million to be amortized over an estimated useful life of 2 years, and a non-compete agreement worth $0.1 million to be amortized over an estimated useful life of 3 years.

Westland Resources, Inc.

On September 30, 2018, the Company acquired certain specified assets of Westland Resources, Inc. (Westland), all of which were deemed to be intangible assets. The total purchase price was $0.7 million, which was comprised of cash of $0.1 million, 1,706 shares of common stock at $162.10 per share for a total of $0.3 million, and $0.3 million in contingent consideration based on revenue generated from acquired contracts. The Company expects to pay 100% of the contingent consideration which is included in accounts payable and accrued expenses in the accompanying combined balance sheet at December 31, 2019 and 2020. The Company did not incur any significant transaction costs for the Westland asset acquisition.

The Company did not acquire an input or substantive processes from Westland that together significantly contribute the ability to create output. As such, the transaction was deemed an asset purchase, with the intangible assets recorded at their fair market value on the acquisition date. The Company identified intangible assets comprised of contract rights of $0.3 million to be amortized over an estimated useful life of 5 years, and customer relationships of $0.4 million to be amortized over an estimated useful life of 5 years.

Business Combinations

Bowman North Carolina Ltd. (“BNCL”)

On December 22, 2020, the Company acquired 100% of the outstanding stock of HE Wilson Liquidation Inc., a dormant North Carolina corporation. Concurrent with the acquisition, the Company renamed HE Wilson Liquidation, Inc. as Bowman North Carolina Ltd. BNCL’s activities from the date of acquisition through December 31, 2020 consolidate with the operations of the Company. The Company acquired BNCL for a total purchase price of $0.3 million. BNCL had no assets, no liabilities and no operations. The allocation of the purchase price was recorded entirely to indefinite-lived intangible assets. The benefit to the Company of the acquisition was BNCL’s ability to conduct engineering and surveying operations in North Carolina, based on its original date of incorporation, without being a professional services corporation with individual ownership. There were no transaction costs other than general legal expenses included in the selling, general and administrative costs in Company’s Combined Income Statements for the year ended December 31, 2020. The Company contributed acquired contracts and operations of NCPC to BNCL post-closing. See Business Combinations – entities under common control below.

Business Combinations – Entities under Common Control

Bowman Consulting DC PC (“DCPC”).

Since its founding in 2014, Bowman Consulting DC PC has operated as a stand-alone engineering enterprise in the District of Columbia, owned 100% by Gary Bowman, our Chairman and Chief Executive Officer. DCPC’s results were included in our combined financial statements based on common control. On December 31, 2020, the Company acquired all the assets and operations, and assumed certain liabilities of Bowman Consulting DC PC and thereafter Bowman Consulting DC PC ceased operations.

In connection with the purchase, we issued 2,000 shares of common stock to Mr. Bowman recorded at the carrying amount of the net assets of DCPC or $0.7 million. Because DCPC was an entity under common control combined with the Company’s financial results, there was no impact on the Company’s combined assets, liabilities or equity from the accounting for the acquisition or the issuance of the stock to Mr. Bowman.

Bowman Consulting NC PC (“NCPC”).

Since its founding in 2019, Bowman Consulting NC PC has operated as a stand-alone engineering enterprise in the North Carolina, owned 90% by Gary Bowman, our Chairman and Chief Executive Officer, 5% by Mike Bruen, our Chief Operating Officer, and 5% by another shareholder of the Company. NCPC’s results were included in our combined financial statements based on common control. On December 31, 2020, the Company acquired all the assets and operations, and assumed certain liabilities of Bowman Consulting NC PC and thereafter Bowman Consulting NC PC ceased operations.

In connection with the purchase, the Company issued 157 shares of common stock to the sellers, recorded at the carrying amount of the net assets of NCPC or $4,400. Because NCPC was an entity under common control combined with the Company’s financial results, there was no impact on the Company’s combined assets, liabilities or equity from the accounting for the acquisition or the issuance of the stock to the sellers. After closing, the Company contributed the assets and operations acquired from Bowman Consulting NC PC into Bowman North Carolina Ltd. (See Business Combinations above).

5. Disaggregation of Revenue and Contract Balances

Contracts are considered lump sum and evaluated for cost-basis percentage completion revenue calculation if any of the components of the contract are subject to fixed fee or unit pricing. As such, a lump sum contract may contain a mix of hourly and fixed fee components. A contract must contain hourly billed components exclusively to qualify for the as-billed practical expedient in ASC Topic 606. For the year ended December 31, 2020, the Company derived 95.3% of its revenue from contracts classified as lump sum, and 4.7% of its revenue from exclusively time and material contracts. The Company had approximately $81.3 million in remaining performance obligations as of December 31, 2020 of which it expects to recognize approximately 67% within the next twelve months and the remaining 33% thereafter.

The Company recognized $32.7 million of revenue for the year ended December 31, 2019, which was included in the contract liabilities balance as of December 31, 2018 and $32.8 million of revenue for the year ended December 31, 2020, which was included in the contract liabilities balance as of December 31, 2019.

6. Contracts in Progress

The following table reflects the calculation of the net balance of contract assets and contract liabilities. Costs and estimated earnings on contracts in progress consist of the following (in thousands):

	December 31, 2019	December 31, 2020
Costs incurred on uncompleted contracts	$112,417	$113,856
Estimated contract earnings in excess of costs	160,242	151,423

Estimated contract earnings to date	272,659	265,279
Less: billed to date	(270,439)	(260,142)

Net contract assets	$2,220	$5,137

7. Notes Receivable

The Company has unsecured notes receivable from related parties including certain officers of the Company and from an unrelated third party. This balance is included as a part of other assets on the accompanying combined balance sheets. The following is a summary of these notes receivable (in thousands):

	December 31, 2019	December 31, 2020
Officers, employees and affiliated entities - Interest accrues annually at rates ranging from 3.5% - 15.0%. The notes receivable mature through December 2021.	$8,995	$2,479
Unrelated third party - Interest accrues annually at an interest rate of 18.0%. The note receivable matures in December 2023.	904	903

Total	9,899	3,382
Less: current portion
Officers, employees and affiliates	(525)	(1,182)
Unrelated third party	(904)	(—)
Noncurrent portion	$8,470	$2,200

Each borrower may prepay all or part of the outstanding balance at any time prior to the date of maturity. During the years ended December 31, 2019 and 2020, interest accrued on three of the notes receivable at the stipulated rates of 3.50% and 4.00%.

8. Property and Equipment, Net

Property and equipment for fixed assets are as follows (in thousands):

	December 31, 2019	December 31, 2020
Computer equipment	1,427	1,276
Survey equipment	4,444	4,444
Vehicles	473	463
Furniture and fixtures	1,628	1,638
Leasehold improvements	4,635	5,887
Software	283	283
Fixed asset inventory	488	146

	13,378	14,137
Less: accumulated depreciation	(9,330)	(9,912)

Property and Equipment, net	4,048	4,225

Depreciation expense for fixed assets for the years ended December 31, 2019 and 2020 was $513 and $746, respectively.

On September 30, 2020, the Company converted substantially all of its operating leases for equipment and automobiles to capital leases.

Property and equipment for capital leased assets are as follows (in thousands):

	December 31, 2019	December 31, 2020
Equipment	$722	$8,590
Vehicles	—	3,825

	722	12,415
Less: accumulated amortization on leased assets	—	(1,283)

Capital Leased Assets, net	$722	$11,132

Amortization expense for capital leased assets for the years ended December 31, 2019 and 2020 was $0 and $1.3 million, respectively.

9. Goodwill

The following is a summary of goodwill resulting from business acquisitions held by the Company at December 31, 2019 and 2020 (in thousands):

	December 31, 2019	December 31, 2020
Goodwill	$9,179	$9,179

10. Intangible Assets

Total intangible assets consisted of the following at December 31, 2019 and December 31, 2020 (in thousands):

	December 31, 2019			December 31, 2020
	Gross Amount	Accumulated Amortization	Net Balance	Gross Amount	Accumulated Amortization	Net Balance
Customer relationships	$809	$(225)	$584	$809	$(382)	$427
Contract rights	150	(112)	38	150	(150)	—
Non-complete agreement	137	(68)	69	137	(114)	23
Domain name	—	—	—	281	—	281
Licensing rights	—	—	—	400	—	400

Total	$1,096	$(405)	$691	$1,777	$(646)	$1,131

The domain name and licensing rights acquired during the year ended December 31, 2020 for a total of $0.7 million have indefinite useful lives.

The following table summarizes the weighted average useful lives of intangible assets by asset class used for straight-line expense purposes:

	December 31, 2019	December 31, 2020
Customer relationships	4.98	4.98
Contract rights	2.0	2.0
Non-compete agreement	3.0	3.0

Amortization expense for the year ended December 31, 2019 and 2020 was $0.3 million and $0.2 million, respectively.

Actual and future amortization is as follows for the years ending December 31 (in thousands):

2021	$181
2022	158
2023	111

Total	$450

11. Lines of Credit

In 2017, the Company entered into a credit agreement (the Credit Agreement) with Bank of America (the Bank) which included a revolving line of credit (the Revolving Line) and a non-revolving line of credit (the Fixed Line #1). The Revolving Line allowed for repayments and re-borrowings. The maximum advance was equal to the lesser of $12.4 million (the Credit Limit) or the Borrowing Base as defined in the Credit Agreement. The Borrowing Base is computed based upon a percentage of eligible receivables within each aging category under 120 days and is further refined for customer type. Receivables in excess of 120 days and those from related parties or affiliates are not considered to be eligible receivables for the Borrowing Base.

During the year ended December 31, 2019, the Credit Limit increased to $15.0 million. During the year ended December 31, 2019, a second non-revolving line of credit was established (Fixed Line #2). During the year ended December 31, 2020, the Company entered into an additional credit agreement with Bank of America (Facility #4). Both of these credit agreements contain certain cash flow related financial covenants including fixed charge coverage ratio, debt to EBITDA and adjusted debt to EBITDA, all of which the Company was in compliance with at December 31, 2019, and 2020.

The Revolving Line requires monthly payments of interest at the London Interbank Offered Rate (LIBOR) daily floating rate plus an applicable rate which varies between 2.35% and 2.95% based on the Company achieving certain leverage ratios as defined in the Credit Agreement. On December 31, 2019 and December 31, 2020, the interest rate was 3.79% and 3.60%, respectively. All outstanding principal is due upon expiration, which is July 31, 2021 unless the agreement is renewed, or an event of default occurs. The Revolving Line is reported as line of credit on the combined balance sheets.

Fixed Line #1 has a maximum advance of $1.0 million and does not allow for re-borrowings and is included in Notes Payable (see Note 14). Beginning October 1, 2017, the Company began paying interest on a monthly basis at a rate per year equal to LIBOR plus 2.75%. On December 31, 2019 and December 31, 2020, the interest rate was 4.51% and 2.91%, respectively. Commencing the earlier of i) the date no remaining amount is available under the Fixed Line or, ii) August 31, 2018, the Company is obligated to pay the then outstanding principal balance in sixty equal monthly installments through maturity in August 2023. On December 31, 2019 and December 31, 2020, the outstanding balance on Fixed Line #1 was $0.7 million and $0.5 million, respectively.

Fixed Line #2 has a maximum advance of $1.0 million and does not allow for re-borrowings and is included in Notes Payable (see Note 14). As of the year ended December 31, 2019 the company had not yet drawn on this line. Beginning April 1, 2020, the Company began paying interest monthly at a rate per year equal to LIBOR plus 2.00%. On December 31, 2020, the interest rate was 2.15%. Commencing the earlier of i) the date no remaining amount is available under the Fixed Line or, ii) August 31, 2020, the Company is obligated to pay the then outstanding principal balance in sixty equal monthly installments through maturity in September 2025. On December 31, 2020, the outstanding balance on Fixed Line #2 was $0.8 million.

Facility #4 is a term loan with a principal loan amount of $1.0 million and is included in Notes Payable (see Note 14). The loan is to be repaid over thirty-six months beginning April 13, 2020 through maturity on March 13, 2023. The payments consist of principal and interest in equal combined installments of $29,294. The interest rate on this loan is 3.49%. On December 31, 2020, the outstanding balance on Facility #4 was $0.9 million.

The Company secures its obligations under the Credit Agreement with substantially all assets of the Company. DCPC, NCPC and BNY pledge their accounts receivable to the Bank as collateral for the Credit Agreement. Fixed Line #1 is guaranteed by Gary Bowman, the Company’s controlling shareholder (“Guarantor”). Obligations of the Company to the Guarantor and certain other shareholders of the Company are subordinated to the Company’s obligations under the Credit Agreement and Fixed Line loans. The Company must maintain, on a combined basis certain financial covenants defined in the Credit Agreement.

Interest expense on the Revolving and Fixed Lines totaled $0.4 million and $0.3 million during the years ended December 31, 2019 and 2020.

12. Notes Payable

Notes payable consist of the following (in thousands):

	December 31, 2019	December 31, 2020
Related parties:
BCG Chantilly, LLC - Interest accrues annually at 12.00%; payable in varying semi-annual installments of principal and interest through maturity in October 2021. This note was paid in full September 30, 2020.	225	—
Shareholders - Interest accrues annually at rates ranging from 0.00% - 6.25%. The notes payable mature on various dates through October 2025.	2,085	2,202
Unrelated third parties:
Settlement notes payable - see below	625	—
Fixed line notes payable - see note 11	725	2,219

Total	3,660	4,421
Less: current portion	1,744	1,592

Noncurrent portion	$1,916	$2,829

A note payable was issued in 2019 for $1.3 million in conjunction with the legal settlement of a non-core dispute involving the Company and a previous office lease landlord. Payments are payable in quarterly installments of $0.2 million per quarter through September 2020.

A note payable was issued in 2018 in conjunction with a non-core legal settlement on which interest accrued annually at 3.55%; principal and interest amounts were payable in quarterly installments of principal and interest through maturity in October 2019.

The Company’s controlling shareholder guarantees certain of the notes payable, and certain of the notes payable are subordinate to the terms of the Credit Agreement disclosed in Note 11.

Interest expense attributable to the notes payable totaled $0.2 million and $0.2 million for the years ended December 31, 2019 and 2020, respectively.

Actual and estimated future principal payments on notes payable are as follows for the years ending December 31 (in thousands):

2021	$1,592
2022	1,263
2023	886
2024	464
2025	216

Total	$4,421

13. Stock Subscription Notes Receivable

Periodically, the Company offers certain key employees the opportunity to purchase shares of the Company’s common stock. Typically, the subscribed shares are financed by the Company and such shares will be issued in the name of the subscriber with the Company retaining possession of, as well as a security interest in, all share certificates until such time as each promissory note is repaid by the subscriber. Promissory note payments include principal plus interest ranging from 3.25% to 4.75% or the Wall Street Journal prime rate. During the years ended December 31, 2019 and 2020, the Company issued $6,683 and $0.5 million, respectively, of stock subscription notes receivable and received $0.2 million and $0.2 million of principal payments from the subscriber, respectively.

On December 31, 2019 and 2020, eighteen and seventeen shareholders owed the Company a combined total of $0.3 million and $0.6 million, respectively, in outstanding principal. These balances are reported as a reduction to redeemable common stock on December 31, 2019 and as a reduction to shareholders’ equity on December 31, 2020.

14. Related Party Transactions

The Company leases commercial office space from BCG Chantilly, LLC (BCC), an entity in which Mr. Bowman, Mr. Bruen and Mr. Hickey collectively own a 63.6% interest. On December 31, 2019, notes payable included $0.2 million owed to BCC unrelated to the lease. The Company repaid the note in full with accrued interest on September 30, 2020.

Bowman Lansdowne Development, LLC (BLD) is an entity in which Mr. Bowman, Mr. Bruen, Mr. Hickey have an ownership interest. On December 31, 2019, and 2020, the Company’s notes receivable included $0.5 million and $0.5 million, respectively, from BLD.

Lansdowne Development Group, LLC (LDG) is an entity in which BLD has a minority ownership interest. On December 31, 2019, and 2020, our accounts receivable included $0.2 million and $0.1 million, respectively, due from LDG. On December 31, 2019, and 2020, notes receivable included $0.2 million and $0.4 million, respectively from LDG.

Bowman Realty Investments 2010, LLC (BR10) is an entity in which Mr. Bowman, Mr. Bruen, Mr. Hickey have an ownership interest. On December 31, 2019, and 2020, the Company’s notes receivable included $0.2 million and $0.2 million, respectively, from BR10.

Alwington Farm Developers, LLC (AFD) is an entity in which BR10 has a minority ownership interest. On December 31, 2019, the Company’s accounts receivable included $0.4 million due from AFD. On December 31, 2020 there was no balance in accounts receivable due from AFD. On December 31, 2019, and 2020, notes receivable included $1.2 million and $1.2 million, respectively, from AFD.

During the years ended December 31, 2019, and 2020, the Company provided administrative and accounting services to certain of the related party entities at no cost.

The Company employed Gregory Bowman, the son of Mr. Bowman, as a full-time employee. The Company paid Gregory Bowman $0.1 million and $0.1 million for the years ended December 31, 2019 and 2020, respectively.

Bowman Realty Investments 2013 LLC (BR13) is an entity in which Mr. Bowman, Mr. Bruen, and Mr. Hickey have an ownership interest.

For the years ended December 31, 2019, and 2020, an employee of the Company served as project manager for a real estate development project in which BLD, BR13, and during a portion of 2020 an entity owned and controlled by Mr. Bowman and his family have an ownership interest. The cost of the services provided for the years ended December 31, 2019, and 2020 were $0.1 million and $0.1 million, respectively. After the effectiveness of this offering, the Company will no longer provide these services at no cost to the project.

As of December 31, 2019, the Company had $0.8 million of unsecured advance to Mr. Bowman included in other assets. Mr. Bowman repaid the advance in full with accrued interest on September 29, 2020 through the redemption of our stock.

As of December 31, 2019, the Company had notes receivable from Mr. Bowman and Mr. Labovitz in the amounts of $5.4 million and $0.5 million, respectively. Both Mr. Bowman and Mr. Labovitz repaid their notes in full with accrued interest on September 29, 2020 through the redemption of our stock.

On December 31, 2019, and 2020, the Company was due $0.3 million and $0.6 million, respectively, from shareholders under the terms of stock subscription notes receivable.

On December 31, 2019, and 2020, the Company owed $0.3 million and $0.3 million, respectively, to a retired shareholder and former director in connection with a 2015 acquisition.

As of December 31, 2019, and 2020, the Company owed certain of our current and former shareholders $2.0 million and $2.2 million, respectively. The notes result from repurchases of stock from shareholders upon termination of employment.

15. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	December 31, 2019	December 31, 2020
Current expense:
Federal	$280	$1
State	326	662

Total	606	663
Deferred expense (benefit):
Federal	468	404
State	(36)	(78)

Total	432	326
Provision for income taxes	$1,038	$989

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows (in thousands):

	December 31, 2019	December 31, 2020
Deferred tax assets:
Research and development credit carryover	$275	$1,557
Deferred rent expense	1,002	1,073
Intangible asset amortization	78	23

	1,355	2,653

Deferred tax liabilities:
Fixed asset depreciation	(375)	(2,866)
Accrual to cash adjustments	(6,249)	(5,398)
Goodwill amortization	(777)	(861)

	(7,401)	(9,125)

Net deferred tax liabilities	($6,046)	($6,472)

Based on the Company’s operating history and management’s expectation regarding future profitability, management believes the Company’s deferred tax assets will be realizable under ASC 740, Income Taxes. Accordingly, no valuation allowance exists as of December 31, 2019 and 2020.

Income tax expense differed from the amounts computed by applying the federal statutory income tax rate of 21% to pretax income due to the following adjustments (in thousands):

	December 31, 2019	December 31, 2020
Statutory Rate	$528	$410
State income taxes, net of federal benefit	76	69
Effective rate differential for DCPC—S-corp	81	(59)
State income tax rate change	83	77
Permanent differences	97	68
Stock repurchase liability	1,078	1,474
Valuation Allowance	—	27
Change in tax status	—	170
Other	53	42
Research & development credit	(958)	(1,289)

Provision for income tax	$1,038	$989

The adjustment to the statutory rate from state income tax rates for the year ended December 31, 2019 are the result of changes in apportionment of revenue with a higher percentage of the Company’s revenue being derived from states with higher state rates such as Illinois. The adjustment to the statutory rate from state income tax rates for the year ended December 31, 2020 are the result of the DCPC acquisition and the impact it had on state rates.

The adjustment to the statutory rate from stock purchase liability changes for the years ended December 31, 2019, and 2020 are the result of permanent differences created by the recognition of non-cash stock compensation expenses in connection with the periodic measurements of the liability to common stock subject to repurchase.

The adjustment to the statutory rate from research and development credits for the year ended December 31, 2019, and 2020 are the result of application of research and development tax credits annually earned by the Company in connection with certain at-risk work performed on behalf of our customers. An unrecognized tax benefit of $83 and $151 for the years ended December 31, 2019, and 2020, respectively is included in the adjustment for the research and development tax credits. The Company is carrying forward unused credits, the earliest of which is from the year ended December 31, 2018. This credit carryforward will begin to expire in 2038. As of December 31, 2019, and 2020, the credit carryforward balance was $0.3 million and $1.6 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and certain states in which it operates. The Company’s federal income tax returns for tax years 2017 and after remain subject to examination by the U.S. Internal Revenue Service. The statute of limitations on the Company’s state income tax returns generally conforms to the federal three-year statute of limitations.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company has assessed the impact of the CARES Act and we do not expect there to be a material impact to our income tax expense.

16. Employee Retirement Plan

The Company maintains a tax-deferred savings plan (the “Retirement Plan”) in accordance with section 401(k) of the Internal Revenue Code of 1986, as amended, which became effective January 1, 1996. In general, all full-time employees who have attained age eighteen are eligible to participate in the Retirement Plan on the first day of the month following the date of hire. Under terms of the Retirement Plan, the Company makes matching contributions to eligible employee wage deferrals into the Retirement Plan. Matching contributions are subject to a vesting period. Additionally, the Company may, at its discretion, make additional contributions to the Retirement Plan.

For the years ended December 31, 2019 and 2020, employer contributions totaled $1.1 million and $1.3 million, respectively.

17. Stock Options

In 2001, the Company established the Bowman Consulting Group Ltd. Stock Option Plan (the Stock Option Plan), which allows for issuance of Incentive Stock Options (ISO) and Non-Qualified Stock Options (NQSO).

The number of shares for which each option shall be granted, whether or not the option is an ISO or NQSO, the option price, the exercisability of the option, and all other terms and conditions of the option are determined by the Board at the time the option is granted. The options generally vest over a period between two and five years.

For the year ended December 31, 2019 and 2020, 3,796 and 252 NQSOs were granted, respectively, including both nominal and substantive options. Options are valued using the Black-Scholes-Merton Option Pricing Model. The assumptions used to value the options granted include:

	December 31, 2019	December 31, 2020
Expected volatility	39.0%	25.0%
Expected dividend yield	0.0%	0.0%
Expected option term (in years)	2.5	5.0
Risk-free interest rate	2.6%	2.5%

The expected volatility of the options granted was estimated using the historical volatility of share prices of publicly traded companies within the same or similar industry as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market. The expected dividends are based on the Company’s historical estimated issuance and management’s expectations for dividend issuance in the future. The expected term of options granted represents the expected period of time for which options granted remain outstanding. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options granted, including the substantive options discussed in Note 3, is as follows:

	Number of shares	Weighted Average Exercise Price
Outstanding at January 1, 2019	100	10.00
Granted	3,796	92.96
Exercised	(1,884)	17.13
Expired or cancelled	(100)	10.00

Outstanding at December 31, 2019	1,912	$167.67

Granted	252	216.49
Exercised	(358)	174.73
Expired or cancelled	—	—

Outstanding at December 31, 2020	1,806	$173.09

The following summarizes information about options outstanding and exercisable at December 31, 2019 and December 31, 2020:

	Options Outstanding and Exercisable
	Exercise Price	Total Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Total Exercisable
December 31, 2019	$176.93	1,912	4.5	$167.67	1,912
December 31, 2020	$187.80	1,806	4.5	$173.09	1,806

The intrinsic value of these options on December 31, 2019 and December 31, 2020 was $89.59 and $189.77, respectively.

The Company recorded $121,248 and $22,443 of compensation cost related to stock options associated with the issuance of non-recourse, stock subscription notes during the years ended December 31, 2019 and 2020, respectively.

The Company received cash payments of $32,555 and $62,907 from the exercise of options under the Stock Option Plan in the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Stock Option Plan were immaterial.

18. Stock Bonus Plan

Effective April 2003, the Company adopted the Bowman Consulting Group Ltd. Stock Bonus Plan (the Stock Bonus Plan), which allows for the awarding of shares of common stock to employees. The Stock Bonus Plan is administered by the Board of Directors (the “Board”). The Board has sole discretion to establish the terms, restrictions, size, and type of award to be granted and to whom it will grant. The Board also periodically defines or restricts the maximum number of shares it will award in each period.

During the years ended December 31, 2019 and 2020, the Board granted 1,598 and 22,294 shares, respectively. The shares have a vesting period of up to four years during which there are certain restrictions as defined by the Stock Bonus Plan and Stock Bonus Agreements. The grant date fair value of the Company’s shares, as determined by a third-party valuation and approved by the Board at the time of award ranged from $162.10 to $377.57, per share during the years ended December 31, 2019 and 2020.

The following table summarizes the activity of restricted shares subject to forfeiture:

	Number of shares	Weighted Average Grant Price
Outstanding at January 1, 2019	6,405	161.62
Granted	1,598	174.42
Vested	(2,625)	162.74
Cancelled	(76)	162.10

Outstanding at December 31, 2019	5,302	164.92
Granted	22,294	324.49
Vested	(3,668)	191.55
Cancelled	(100)	162.10

Outstanding at December 31, 2020 [1]	23,828	310.13
Outstanding at December 31, 2020, as modified [2]	23,828	377.57

1 Weighted average grant price at December 31, 2020 represents the grant date fair value of Stock Awards as originally issued.

2 Weighted average grant price at December 31, 2020, as modified, represents the as adjusted fair value of the outstanding Stock Awards on the date of modification in connection with the settlement of the liability to common shares subject to repurchase.

The following table represents the change in the liability to common shares subject to repurchase and the associated non-cash compensation expense in thousands:

	December 31,	December 31,
	2019	2020
Beginning balance	$4,464	$8,267
Non-cash stock compensation expense from ratable vesting	1,468	2,712
Non-cash compensation from change in the fair value of liability	2,335	2,457
Other stock activity, net	—	(786)
Reclassification upon modification	—	(11,808)

Ending balance	$8,267	$842

As of December 31, 2020, the Company had 18,671 of unvested stock awards that vest between January 1, 2021 and December 31, 2024. Based on the modifications of the stock awards in December 2020, the grant date fair value of the unvested awards was set to $377.57 per share.

The future expense of the unvested awards by year is as follows (in thousands):

2021	$3,449
2022	2,022
2023	1,688
2024	951

Total	$8,110

19. Redeemable Common Stock

The activity of redeemable common stock classified as temporary equity, consists of issuances of new common stock, purchases of common stock and collection on outstanding stock subscription notes receivable. Also included in the activity are compensatory transactions wherein the majority shareholder sold shares to other shareholders at below fair value, thereby causing those shares to be subject to ASC Topic 718.

On December 22, 2020, the Company’s shareholders approved a Fourth Amendment to the Shareholders Buy-Sell Agreement that eliminated repurchase features outside the control of the Company (see Note 3). In the absence of such repurchase features, the company no longer considers the common shares redeemable. The Company accounted for the modification as a redemption of the redeemable common stock for permanent equity.

The activity of redeemable common stock for the years ended December 31, 2019 and 2020 is as follows (in thousands, except number of shares):

	Redeemable Common Stock
	Shares	Amount
Balance as of December 31, 2018	167,526	23,343
Issuances of new common stock	535	97
Purchases of common stock	(9,110)	(1,860)
Controlling shareholder - net sales and purchases	(1,454)	(200)
Collection on stock subscription notes receivable	—	212
Measuring date adjustment to current fair value	—	15,026

Balance as of December 31, 2019	157,497	36,618
Issuances of new common stock	1,940	499
Purchases of common stock	(24,170)	(9,017)
Controlling shareholder - net sales and purchases	57	15
Measuring date adjustment to current fair value	—	18,635
Movement to permanent equity	(135,324)	(46,750)

Balance as of December 31, 2020	—	—

20. Capital Leases

On December 31, 2019, the company financed certain IT related and other equipment under capital lease agreements and certain IT related and other equipment and vehicles under operating lease agreements. The capital lease agreement requires 48 monthly payments, totaling $15,562 per month. The interest rate necessary to calculate the present value was an incremental borrowing rate of 3.8%, which is the rate on the revolving line of credit as of December 31, 2019.

On September 30, 2020, the Company converted the remaining operating leases for equipment and vehicles to capital leases and recorded the associated equipment purchases and capital lease liability, current and non-current. The payment terms on the lease agreements range between 30 and 50 months with payments totaling approximately $0.3 million per month. The interest rate necessary to calculate the present value was an incremental borrowing rate of 3.25%, which is the rate on the revolving line of credit as of September 30, 2020.

Future minimum commitments under non-cancelable capital leases are as follows for the years ending December 31 (in thousands):

2021	$3,916
2022	3,583
2023	2,341
2024	307
2025	—

Total minimum lease payments	10,147
Less: amount representing interest	(922)

Present value of total net minimum lease payments	9,225
Less: current portion of net minimum lease payments	(3,495)

Long-term portion of net minimum lease payments	$5,730

The above table is exclusive of the $1.9 million bargain purchase price associated with the $11.0 million total liability to capital leases as presented on the combined balance sheet.

21. Commitments and Contingencies

Operating leases

The Company leases office space, equipment and vehicles. The Company financed vehicles, certain IT and other equipment under the terms of three primary master lease agreements accounted for as operating leases until September 30, 2020, when the Company converted the equipment and vehicles to capital lease as referenced in Note 21. Rent, vehicle and equipment lease expense for the years ended December 31, 2019 and 2020, was $7.4 million and $7.3 million, respectively.

Aggregate actual and future minimum lease payments of the remaining operating leases for equipment and rent are as follows for the years ending December 31:

2021	$5,380
2022	5,000
2023	3,838
2024	3,330
2025	2,844
Thereafter	5,975

Total	$26,367

22. Other

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not be material to the Company’s combined financial position, results of operations or cash flows.

23. Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, the date that the financial statements were issued.

On January 4, 2021, the Company completed the acquisition of assets and operations of KTA Group, located in Herndon, Virginia. In connection with the acquisition, the Company issued 1,802 shares of common stock to the sellers.

24. Additional Disclosures

COVID-19 Impact

It is not possible at this time to estimate the full impact that COVID-19 will ultimately have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted. We are evaluating, and will continue to evaluate, the impact of COVID-19 on projects, but the full effects COVID-19 will have on our operations are still unknown. Early on in the course of the pandemic we were considered an essential operation in all states and local jurisdictions where we operate. While there was some degree of disruption in all markets, we were able to continue serving customers without interruption. As of the date of this prospectus, we have not experienced any material financial distress resulting from the COVID-19 pandemic. We did not qualify for the PPP Loan program under the CARES Act. We have taken advantage of the opportunity to defer $2.5 million of employer payroll taxes during the year ended December 31, 2020 as afforded us under the CARES Act. The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of the virus, the extent and effectiveness of containment actions, and the impact of these and other factors on our employees and clients. The implementation of shelter-in-place orders within the cities and municipalities we operate in could further negatively impact future results as well as the re-designation of infrastructure spending to non-essential services. At this time, we are monitoring, and will continue to monitor, the safety of our employees during the COVID-19 pandemic.

Shares

Common Stock

BOWMAN CONSULTING GROUP LTD.

PROSPECTUS

, 2021

Joint Book-Running Managers

D.A. Davidson & Co.	B. Riley Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and Nasdaq listing fee.

Item	Amount to be paid
SEC registration fee	$
FINRA filing fee		[•]
Nasdaq filing fee		[•]
Printing fees and expenses		[•]
Legal fees and expenses		[•]
Accounting fees and expenses		[•]
Underwriter’s expenses		[•]
Transfer agent’s fees and expenses		[•]
Miscellaneous fees and expenses		[•]

Total	$	[•]

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must indemnify against all expenses, liability, and loss incurred in investigating, defending or participating in such proceedings.

As of the date of the effectiveness of this registration statement, we have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2018, we made sales of the following unregistered securities:

Employee-Related Issuances

Since January 1, 2018, we granted stock options to our employees to purchase an aggregate of 1,615 shares of our Common stock at exercise prices ranging from $10.00 to $153.42 per share.

Since January 1, 2018, we issued and sold to our employees an aggregate of 2,040 shares of our Common stock upon the exercise of stock options, all at an exercise price of $10.00 per share, for aggregate consideration of approximately $20,400.

Since January 1, 2018, we issued and sold to our employees an aggregate of 7,964 shares of our Common stock pursuant to our Principal Stock Purchase Plan, our Vice-President Stock Purchase Plan and our Executive Vice President Stock Purchase Plan, at purchase prices ranging from $153.42 to $257.26 per share, for a weighted-average purchase price of $185.74 and aggregate consideration of approximately $1.5 million.

Since January 1, 2018, we granted to our employees 31,528 shares of our Common stock as a stock bonus in consideration of services performed for us. Transfers of these shares are restricted and the shares are subject to vesting and other similar requirements and had a value on the date of issuance ranging from $162.10 to $377.57 per share.

On December 31, 2018 we issued 5,328 shares of our Common stock to an entity owned and controlled by our controlling shareholder and his family, as repayment of a loan made by that entity to us. The price was $162.10 per share for total consideration of $0.9 million.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our officers and employees, received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Acquisitions

On June 30, 2018, we issued 1,300 shares of our Common stock to Robert Atherton in connection with the acquisition of certain assets, including goodwill, of Atherton Engineering, Inc.

On January 4, 2021 we issued 1,802 shares of our common stock to KTA Group, Inc. in connection with the acquisition of assets of KTA Group, Inc.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. All recipients had adequate access, through employment, business, or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit	Description

1.1	Form of Underwriting Agreement**

3.1	Amended and Restated Certificate of Incorporation of Bowman Consulting Group Ltd.*

3.2	Amended and Restated By-laws of Bowman Consulting Group Ltd.*

5.1	Form of Opinion of Nelson Mullins Riley & Scarborough LLP**

10.1	Employment Agreement with Gary Bowman dated [ ]**

10.2	Employment Agreement with Michael Bruen dated [ ]**

10.3	Employment Agreement with Bruce Labovitz dated [ ]**

10.4	Employment Agreement with Robert Hickey dated [ ]**

10.5	Credit Agreement with Bank of America, N.A. dated August 24, 2017*

10.6	Amendment to Credit Agreement with Bank of America, N.A. dated August 20, 2018*

10.7	Amendment to Credit Agreement with Bank of America, N.A. dated November 9, 2018*

10.8	Amendment to Credit Agreement with Bank of America, N.A. dated July 31, 2019*

10.9	Amendment to Credit Agreement with Bank of America, N.A. dated August 30, 2019*

10.10	Enterprise Fleet Management, Inc. Amended and Restated Master Equity Lease Agreement dated September 20, 2010*

10.11	Master Lease Agreement with TCF Bank, as successor to Winthrop Resources Corporation dated September 22, 2014.*

10.12	Form of Indemnification Agreement*

10.13	2021 Omnibus Equity Incentive Plan*

10.14	2021 Employee Stock Purchase Plan*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Opinion of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.1)**

23.3	Consent of Dixon Hughes Goodman LLP*

24.1	Power of Attorney (see page II-4 to this registration statement)

*	Filed herewith
**	To be filed by amendment

Item 17. Undertakings

(a)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities

II-2

Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia, on April 6, 2021.

Bowman Consulting Group Ltd.

By:	/s/ Gary Bowman
Name: Gary Bowman Title: President, Chief Executive Officer, Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary Bowman his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Signature	Title	Date

/s/ Gary Bowman	President, Chief Executive Officer, Chairman (Principal Executive Officer)	April 6, 2021
Gary Bowman

/s/ Michel Bruen	Chief Operating Officer and Director	April 6, 2021
Michel Bruen

/s/ Bruce Labovitz	Chief Financial Officer, (Principal Financial Officer and Principal Accounting Officer)	April 6, 2021
Bruce Labovitz

/s/ Stephen Riddick	Director	April 6, 2021
Stephen Riddick

/s/ Daniel Lefaivre	Director	April 6, 2021
Daniel Lefaivre

/s/ Patricia Mulroy	Director	April 6, 2021
Patricia Mulroy

/s/ James Laurito	Director	April 6, 2021
James Laurito

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